SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K



SEC MAIL PROCESSING
RECEIVED
AUG 1 3 2002
WASH. D.C.
154
SECTION

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of August 2002

ELSCINT LIMITED
(Translation of Registrant's Name into English)
13 Mozes Street, Tel Aviv 67442, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes ☑ No

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's annual report to shareholders for the year ended December 31, 2001, distributed to the Registrant's shareholders on or about August 12, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELSCINT LIMITED
(Registrant)

By: ________________
Name: Uri Levin
Title: Chief Financial Officer

Dated: August 12, 2002.

EXHIBIT INDEX

Exhibit No.	Description
1.	Annual report to shareholders for the year ended December 31, 2001.

EXHIBIT 1

ELSCINT LIMITED

2001

ANNUAL REPORT

To the Shareholders of Elscint Limited:

Dear Shareholder,

We are pleased to present Elscint's Annual Report for 2001. Last year, Elscint experienced growth and expansion, as well as consolidation.

Elscint is committed to becoming an industry leader in the hotel and leisure sector in Europe. During 2001, we completed and opened the Victoria Park Plaza Hotel and the Sherlock Holmes Park Plaza Hotel in London; commenced work at the Riverbank Park Plaza Hotel in London and an upgrade project at the Astrid Park Plaza Hotel in Antwerp, Belgium; and proceeded with the conversion of the National Ballet Institute Building, centrally located on the prestigious Andrassy Boulevard in Budapest, Hungary, into a western business oriented luxury hotel. Furthermore, we anticipate the renovations of the Bucuresti Hotel in Bucharest, Romania to commence shortly.

We believe that the hotels that became operational during 2001 will give us a significant presence and future prominence in the London hotel market. We expect to have over 2,100 rooms under management by the end of 2004, based on the hotels under construction in England, Hungary and Israel. In addition, we maintain our presence in Holland, Belgium, South Africa and Romania.

The construction works at the Entertainment & Commercial Center at the Herzlia Marina, near Tel Aviv, are proceeding in full speed and the center is scheduled for completion in 2003.

We are pleased to report that our technology division continues to expand and prosper. In 2001, our subsidiary, Elscint BioMedical Ltd. ("EBM"), continued to make investments in Gamida Cell Ltd. EBM believes that young Israeli biotechnology companies offer a unique investment opportunity with considerable growth potential. In the medical device division, we sold our 50% equity interest in Elscint-Electric Medical Systems to our joint venture partner, GE Medical Systems, a division of the General Electric Company. During 2001, our component manufacturing division continued to expand its customer base, which now includes clients such as Kullicke & Soffa (Israel) Ltd., Applied Materials Israel Ltd. and others.

Full details on these operations and our other activities are included in Elscint's annual report on Form 20-F for the year 2001, which was filed with the Securities and Exchange Commission in June 2002.

We would like to take this opportunity to thank our shareholders and members of the Elscint team for their work and faith during 2001. We remain dedicated to increasing shareholder value and pledge to manage Elscint Limited in such fashion. Thank you for your continued support.

With our sincerest regards,

Abraham (Rami) Goren
Executive Chairman of the Board of Directors

Rachel Lavine
President

SUMMARY AND BACKGROUND

Until November 1998, Elscint was engaged primarily in the medical imaging device manufacturing field. Since the sale of substantially all of its assets in 1998 and the change in its control in May 1999, Elscint has engaged in the following businesses:

- ownership of operating hotels in Europe and elsewhere and of hotel projects that are presently under development, through subsidiary companies and jointly controlled companies;
- ownership, through a wholly-owned subsidiary, of an entertainment and commercial center (under construction) in Herzlia, Israel;
- industrial manufacturing of components for the medical imaging and other high technology fields at our factory in Ma'alot, Israel; and
- venture capital investments in the bio-technology and bio-medical industries with targeted fields including health care, therapeutics, gene therapy, genomics and drug delivery.

The information included in this report to the shareholders is accurate as of the date of the filing by Elscint with the Securities and Exchange Commission of Elscint's annual report on Form 20-F for the fiscal year ended December 31, 2001.

STOCK PRICES

Elscint's ordinary shares are listed on the New York Stock Exchange under the symbol *ELT*. The annual high and low sale prices for the ordinary shares for the five most recent full financial years were:

Year Ended December 31,	Low($)	High($)
1997	$6^5/_8$	$8^{13}/_{16}$
1998	$6^1/_4$	$12^9/_{16}$
1999	$5^1/_4$	$13^1/4$
2000	$3^{13}/_{16}$	$10^1/_4$
2001	3.51	5.00

The quarterly high and low sale prices for Elscint's ordinary shares during the two most recent full financial years were:

Year Ended December 31, 2000	Low($)	High($)
First Quarter	6	$10^1/_4$
Second Quarter	$5^1/_2$	$6^7/_8$
Third Quarter	$5^1/_8$	$6^{15}/_{16}$

Fourth Quarter	$3^{13}/_{16}$	$6^{1}/_{16}$
Year Ended December 31, 2001		
First Quarter	3.92	5.0
Second Quarter	3.70	4.49
Third Quarter	3.55	4.22
Fourth Quarter	3.51	4.50

SELECTED FINANCIAL DATA

The selected financial data of Elscint and its subsidiaries is derived from Elscint's 2001 Consolidated Financial Statements and is set forth below in table format. The 2001 Consolidated Financial Statements were prepared in accordance with Israeli generally accepted accounting principles ("GAAP"), and audited and examined by Somekh Chaikin, a firm of certified public accountants in Israel and a member of KPMG International. This report includes a copy of the 2001 Consolidated Financial Statements, related notes and other financial information included therein which you should read together with the following table.

Until September 30, 1999, Elscint's functional currency was the U.S. dollar, as both sales and purchases of materials were substantially made outside of Israel in non-Israeli currency, primarily U.S. dollars. In addition, most marketing and service costs and part of the manufacturing costs incurred by Elscint were in U.S. dollars. During that period, Elscint's financial statements were prepared under U.S. GAAP. After the sale of substantially all of Elscint's assets in November 1998 and the acquisition of the hotel business and the entertainment and commercial center in Herzlia, Israel in September 1999, Elscint reassessed its functional currency and determined that, commencing October 1, 1999, the New Israeli Shekel ("NIS") would be a more appropriate currency and that its financial statements should be prepared under Israeli GAAP. For comparative purposes, results in this report for 1998 and 1997 have been re-valued in NIS, using Israeli GAAP. Israeli GAAP and U.S. GAAP differ in certain material respects, which are set forth in detail in Note 32 of the Notes to the Consolidated Financial Statements.

The data presented in this report includes information for 1997, 1998, 1999, 2000 and 2001. The 1997 and 1998 information has been restated in order to reflect the differences between U.S. GAAP and Israeli GAAP. The 2001 information is presented in NIS as well as a convenience translation to U.S. dollars.

SELECTED FINANCIAL DATA

INCOME STATEMENT DATA:	Year ended December 31,					Convenience translation December 31, 2001
	2001	2000	1999	1998	1997	
	Adjusted NIS (thousands)					$ (thousands)
Income from sales and services						
Sales of systems and sub-assemblies	376,475	365,141	313,819	1,141,643	1,319,967	85,252
Operating and managing hotels	133,245	101,496	26,072	-	-	30,173
Revenue from contracts	9,598	19,125	-	-	-	2,173
	519,318	485,762	339,891	1,141,643	1,319,967	117,598
Cost of sales and services						
Systems and sub-assemblies	344,721	341,116	307,862	870,489	879,432	78,062
Hotel operations	91,735	65,660	18,477	-	-	20,773
Cost of contracts	6,997	17,132	-	-	-	1,584
	443,453	423,908	326,339	858,410	879,432	100,419
Gross profit	**75,865**	**61,854**	**13,552**	**271,154**	**440,535**	**17,179**
Research and development costs, net	-	-	2,489	46,544	74,578	-
Hotel depreciation, amortization and operation expenses	30,195	21,714	5,627	-	-	6,838
Initial expenses	3,790	1,735	-	-	-	858
Selling and marketing expenses for sales of systems and subassemblies	920	1,275	2,143	233,231	247,238	208
General and administrative expenses	36,325	33,694	23,079	107,805	94,478	8,226
Operating (loss) income	**4,635**	**3,436**	**(19,786)**	**(116,426)**	**24,241**	**1,049**
Finance income (expenses), net	62,284	(17,591)	28,395	11,897	(5,219)	14,104
Other income (expenses), net	750	52,064	(3,074)	355,138	(11,562)	170
Income before income taxes	**67,669**	**37,909**	**5,535**	**250,609**	**7,460**	**15,323**
Income taxes	5,151	546	15,028	142,482	641	1,166
Income (loss) after income tax	**62,518**	**37,363**	**(9,493)**	**108,127**	**6,819**	**14,157**
Elscint's share in net earnings (losses) of affiliated companies	(9,295)	3,566	7,670	16,694	(5,206)	(2,105)
Minority interest in loss of a subsidiary, net	1,233	-	-	-	-	279
Net income (loss)	54,456	40,929	(1,823)	124,821	1,613	12,331
	Adjusted NIS					$
Basic earnings (loss) per ordinary share (NIS 0.05 par value)	3.26	2.45	(0.11)	7.54	0.1	0.74
Weighted average number of ordinary shares (NIS 0.05 par value) in the computation of basis earnings per share	16,726,855	16,690,643	16,649,643	16,682,200	18,921,980	16,726,855

INCOME STATEMENT DATA AS PER U.S. GAAP (*):

	Year ended December 31,					Convenience translation December 31, 2001
	2001	2000	1999	1998	1997	$ (thousands)
	Adjusted NIS (thousands)					
a) Net income and comprehensive income						
Net income (loss) according to U.S. GAAP	27,700	49,056	(1,093)	122,634	3,088	6,272
Total comprehensive income (loss) according to U.S. GAAP	43,595	41,066	(8,476)	124,838	(427)	9,872
b) Earnings per ordinary share (NIS 0.05 par value)						
	Adjusted NIS					$
1. Basic earnings per ordinary share:						
As per U.S. GAAP	1.66	2.94	(0.07)	7.68	0.19	0.37
Weighted average of number of shares and share equivalents under U.S. GAAP (thousands)	16,691	16,689	16,481	15,953	15,922	16,691
2. Diluted earnings per ordinary share:						
As per U.S. GAAP	1.66	2.94	(0.07)	7.60	0.19	0.37
Weighted average of number of shares and share equivalents under U.S. GAAP (thousands)	16,695	16,691	16,481	16,123	16,055	16,695

(*) For further information as to the main differences between Israeli and U.S. GAAP, as applicable to Elscint's financial statements, see note 32 to the attached financial statements.

SELECTED BALANCE SHEET DATA:

	Year ended December 31,			Convenience translation Year ended December 31, 2001
	2001	2000	1999	
	Adjusted NIS (thousands)			$ (thousands)
Current assets	613,782	736,289*	822,189	138,990
Long-term accounts and investments	374,847	524,917*	574,868	84,885
Fixed assets, net	1,289,492	886,165	753,435	292,005
Total assets	2,289,321	2,151,561*	2,153,427	518,416
Short-term credits	419,684	353,215	358,752	95,037
Long-term debt	565,397	567,255	440,788	128,034
Shareholders' equity	948,722	879,134	846,031	214,838

(*) Reclassified.

SELECTED BALANCE SHEET DATA
AS PER U.S. GAAP (**):

	Year ended December 31,			Convenience translation Year ended December 31, 2001
	2001	2000	1999	
	Adjusted NIS (thousands)			$ (thousands)
Current assets	613,782	736,289*	822,189	138,990
Long-term accounts and investments	336,287	486,357*	533,389	76,152
Fixed assets, net	1,283,129	899,849	757,528	290,564
Total assets	2,266,036	2,124,215*	2,113,107	513,142
Short-term credits	419,684	353,215	358,752	95,037
Long-term debt	565,397	567,255	440,788	128,034
Shareholders' equity	888,210	844,615	802,451	201,135

(*) Reclassified.
(**) For further information as to the main differences between Israeli and U.S. GAAP, as applicable to Elscint's financial statements, see note 32 to the attached financial statements.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

From the date of its formation in 1969 and until late 1998, Elscint was primarily engaged in the manufacture of medical devices. In November 1998, Elscint sold its NM, MRI and CT businesses and in September 1999 it purchased the hotel division and the entertainment and commercial center in Herzlia. Of its medical device operations, Elscint retained its component manufacturing facility in Ma'alot, Israel.

Elscint's Consolidated Financial Statements are presented in NIS, adjusted to reflect changes in the CPI through the latest balance sheet date. The financial statements of certain of Elscint's subsidiaries are prepared in local currency, the functional currency of these subsidiaries, which are adjusted to the local inflation rate in their country of resident and are then translated into NIS at the rate of exchange prevailing at the end of the period (See Note 2 of the Notes to the Consolidated Financial Statements).

Because Elscint's revenues and expenses are each recorded in different mixes of currencies, the results of operations of Elscint are affected by several interrelated factors, including the ratio between the value of the NIS and other currencies, the rate of inflation in Israel and outside of Israel and the timing and amount of the devaluation of the NIS as compared to the U.S. dollar.

Financial data included in this discussion have been derived from Elscint's Consolidated Financial Statements and from NIS analyses prepared by Elscint from its general accounting records and published statistical data, and have been rounded to the nearest thousand. For convenience purposes, certain selected financial data presented herein for the fiscal year ended December 31, 2001, have been translated into U.S. dollars using the representative exchange rate on December 31, 2001 of NIS 4.416 = $1.00.

Operating Results

The following table presents for the periods indicated the relationships of certain statements of operation items to net revenues of Elscint:

	Year ended December 31,		
	2001	2000	1999
Income from sales and services	100.0	100.0	100.0
Sale of systems and, sub-assemblies	72.5	75.2	92.3
Operating and managing hotels	25.7	20.9	7.7
Revenue from contracts	1.8	3.9	-
Cost of sales of systems and sub-assemblies	66.4	70.2	90.6
Cost of Hotel operations	17.7	13.5	5.4
Cost of contracts	1.3	3.5	-
Gross profit	14.6	12.7	4.0
Research and development costs, net	-	-	0.7
Hotel depreciation, amortization and operation expenses	5.8	4.5	1.7
Initial expanses	0.7	0.3	-
Selling and marketing expenses	0.2	0.3	0.6
General and administrative expenses	7.0	6.9	6.8
Operating (loss) income	0.9	0.7	(5.8)
Finance income (expenses), net	12.0	(3.6)	8.3
Other income (loss), net	0.1	10.7	(0.9)
Income Before income taxes	13.0	7.8	1.6
Income taxes	(1.0)	(0.1)	(4.4)
Elscint's share in net earnings (loss) of affiliated companies	(1.8)	0.7	2.3
Minority interest in loss of a subsidiary company	0.2	-	-
Net Income (loss)	10.4	8.4	(0.5)

Fiscal 2001 compared to Fiscal 2000

Income from sales of systems and sub-assemblies, hotel activities and contracts for fiscal 2001 was NIS 519 million (approximately $117.5 million), compared to NIS 486 million for fiscal 2000, an increase of NIS 33 million or 6.7%.

The increase in the income from sales and services resulted primarily from (i) consolidation of the Bucuresti Hotel results commencing April 2001, and (ii) an increase in the sales of systems and sub-assemblies from the manufacturing facility in Ma'alot, Israel.

Our expectation at the beginning of 2001 that income from our hotel business would increase during 2001 proved to be correct.

Elscint expects income from its hotel business to increase during fiscal 2002 and thereafter, as the new operational hotels, including the Sherlock Holmes and Victoria Park Plaza hotels in London, both of which commenced operations during the fourth quarter of 2001, will generate additional revenues. Such increased revenues are expected to be partially offset due to the renovation of the Bucuresti Hotel.

We do not anticipate to generate substantial revenues from the operations of Elscint BioMedical Ltd. ("EBM") during 2002.

Total gross profit for fiscal 2001 was NIS 75.9 million (approximately $17.1 million), or 14.6% of total revenues, as compared with NIS 61.9 million, or 12.7% of total revenues, in fiscal 2000.

Gross profit of the manufacturing business for fiscal 2001 was NIS 31.7 million (approximately $7.2 million), or 8.4% of revenues for this business, as compared with NIS 24 million, or 6.6% of revenues for this business in 2000. This increase in gross profit derived from an increased volume of revenues and an increased gross profit margin.

The increase in gross profit also resulted from the hotel business, which in 2001 had a gross profit of NIS 41.5 million (approximately $9.4 million) in comparison with a gross profit of NIS 35.8 million in 2000.

Elscint recorded depreciation, amortization and operational expenses for its hotel division in fiscal 2001 of NIS 30.2 million (approximately $6.8 million), as compared with NIS 21.7 million for fiscal 2000. The operational expenses included fixed expenses of each hotel (which do not vary with hotel revenue, occupancy rate or gross profit), management fees, insurance and professional fees and increasing hotel activities.

Selling and marketing expenses in fiscal 2001 were NIS 0.9 million (approximately $0.2 million) (0.2% of revenue) as compared to NIS 1.2 million (0.3% of revenues) in fiscal 2000. The expenses reflected selling and marketing expenses relating to the manufacturing business.

General and administrative expenses in fiscal 2001 were NIS 36.3 million (approximately $8.2 million) (7.0% of revenue) as compared to NIS 33.7 million (6.9% of revenues) in fiscal 2000. The increase was attributable mainly to the commencement of operations of EBM and a management fee paid by the manufacturing business to Elscint's former chief executive officer, resulting in additional general and administrative expenses. These general and administrative expenses included executive, administrative, legal and accounting costs, rental expenses, depreciation and professional fees.

As a result of the foregoing factors, operating income in fiscal 2001 was NIS 4.6 million (approximately $1.05 million) as compared to an operating income of NIS 3.4 million in fiscal 2000.

Net finance Income in fiscal 2001 was NIS 62.3 million (approximately $14.1 million) as compared to net finance expenses of NIS 17.6 million in fiscal 2000. This increase was attributed primarily to gains from exchange rates and resulted primarily from the increase of 9.2% in the value of net financial assets that are either denominated in or linked to the U.S. dollar in relation to the NIS, as compared to a decrease of 3% in the value of these assets in fiscal 2000.

Net other income in fiscal 2001 was NIS 0.7 million (approximately $158,500) compared to NIS 52 million in fiscal 2000. Net other income in 2001 resulted primarily from Elscint's sale of its entire holdings in ELGEMS (50%) to GE Medical Systems ("GEMS").

As a result of the foregoing factors, income before taxes in fiscal 2001 was NIS 67.7 million (approximately $15.3 million), as compared to NIS 37.9 million in fiscal 2000.

Income taxes for fiscal 2001 were NIS 5.2 million (approximately $1.17 million), as compared to NIS 0.5 million in fiscal 2000.

Elscint's share in the net loss of an affiliated company in fiscal 2001 totaled NIS 9.3 million (approximately $2.1 million), compared to its share in net earnings of affiliated companies of NIS 3.5 million in fiscal 2000. This decrease was primarily due to a net loss from the operations of Gilbridge Holdings Ltd. during the nine-month period ended September 30, 2001.

As a result of the foregoing factors, Elscint had a net income in fiscal 2001 of NIS 54.5 million (approximately $12.3 million), as compared to an income of NIS 40.9 million in fiscal 2000.

Fiscal 2000 compared to Fiscal 1999

Income from sales of systems and sub-assemblies, hotel activities and contracts for fiscal 2000 was NIS 486 million compared to NIS 340 million for fiscal 1999, an increase of NIS 146 million (or 43%).

The increase in the hotel activities resulted primarily from the hotels' operational income of NIS 101.5 million for a full year's operation in 2000, compared to income of NIS 26 million during approximately four months of revenues in 1999, representing an absolute growth of NIS 75.5 million. The increase in the hotel activities was attributed also to improved revenue growth.

Additional factors that contributed to the total increased revenues derived primarily from the operations of the manufacturing facility in Ma'alot, Israel, which resulted in an increase of NIS 51.3 million, as well as from construction works at the Herzlia Marina.

Total gross profit for fiscal 2000 was NIS 61.9 million, or 12.7% of total revenues, as compared with NIS 13.6 million, or 4% of total revenues, in fiscal 1999.

Gross profit for fiscal 2000 for the manufacturing business was NIS 24 million, or 6.6% of revenues for this business, as compared with NIS 6 million, or 1.8% of revenues for this business, in 1999. This increase in gross profit derived from both an increased volume of revenues (as mentioned above) as well as from increased gross profit margin.

The increase in gross profit also resulted from the hotel business, which in 2000 had a gross profit of NIS 35.8 million, compared with a gross profit of NIS 7.6 million in 1999.

As a result of the selling of Elscint's medical imaging business in November 1998, no research and development costs were recorded in 2000.

Elscint recorded depreciation, amortization and operational expenses for its hotel division in fiscal 2000 of NIS 21.7 million, which related to its ownership of the hotels for the entire fiscal year, compared with NIS 5.6 million in 1999, which reflected ownership of the hotels during only part of that year. The operational expenses included fixed expenses of each hotel (which do not vary with hotel revenue, occupancy rate or gross profit), management fees, insurance and professional fees and increasing hotel activities.

Selling and marketing expenses in fiscal 2000 were NIS 1.3 million (0.3% of revenue), as compared to NIS 2.1 million (0.6% of revenues) in fiscal 1999. The expenses reflected selling and marketing expenses relating to the manufacturing business.

General and administrative expenses in fiscal 2000 were NIS 33.7 million (6.9% of revenue), as compared to NIS 23 million (6.8% of revenues) in fiscal 1999. These general and administrative expenses included executive, administrative, legal and accounting activities, rental expenses and professional fees.

As a result of the foregoing factors, operating income in fiscal 2000 was NIS 3.4 million, as compared to an operating loss of NIS 19.8 million in fiscal 1999.

Net finance expenses in fiscal 2000 were NIS 17.6 million, as compared to net finance income of NIS 28.4 million in fiscal 1999. This decrease was primarily due to a loss from forward currency contracts, an increase in borrowings to finance acquisition of operating hotels and construction of new hotels, and a decrease in net financial assets, which were due to ongoing investments in hotels under construction as well as acquisition of new operating hotels and real estate properties, and from an exchange net loss caused by a decrease in the rate of exchange of foreign currencies in relation to the NIS.

Net other income in fiscal 2000 was NIS 52 million, as compared to net other expense of NIS 3.1 million in fiscal 1999. Net other income in fiscal 2000 derived primarily from Elscint's sale of its entire holdings in ELGEMS (50%) to GEMS, which was partially offset by expenses and provisions related to liquidation of subsidiaries previously engaged in the medical imaging businesses, as well as from legal and other expenses relating to the sale of Elscint's business.

As a result of the foregoing factors, income before taxes was NIS 37.9 million in fiscal 2000, as compared to NIS 5.5 million in fiscal 1999.

Income taxes for fiscal 2000 were NIS 0.5 million, as compared to NIS 15 million for fiscal 1999.

Elscint's share in net earnings of affiliated companies totaled NIS 3.6 million in fiscal 2000, as compared to NIS 7.6 million in fiscal 1999. This decrease was primarily due to a decline in profits earned by ELGEMS.

As a result of the foregoing, Elscint had a net income in fiscal 2000 of NIS 40.9 million, as compared to a net loss of NIS 1.8 million in fiscal 1999.

Liquidity and Capital Resources

	December 31,	
	2001	**2000**
Current assets	26.8%	34.2%*
Current liabilities	31.9%	32.5%*
Long-term liabilities	25.5%	26.6%
Shareholders' equity	41.4%	40.8%

* Reclassified

Elscint met its operational and liquidity needs in fiscal 2001 from operations-generated cash, utilization of bank credit facilities and cash on hand.

Cash and cash equivalents increased to NIS 276 million (approximately $62.5 million) at December 31, 2001, from NIS 272 million at December 31, 2000. This increase was due primarily to cash received from the maturity of a promissory note received pursuant to the sale of Elscint's interest in ELGEMS, offset by the ongoing investments in the entertainment and commercial center at the Herzlia Marina, investment in the construction of hotels and general and administrative expenses.

Accounts and notes receivable (short-term and long-term) increased to NIS 119.3 million (approximately $27 million) at December 31, 2001 from NIS 97.7 million at December 31, 2000.

Other accounts receivable and prepaid expenses decreased to NIS 37 million (approximately $8.3 million) at December 31, 2001 from NIS 154.6 million at December 31, 2000, primarily due to the realization of a promissory note in the amount of $30 million (approximately NIS 121 million), which was issued to Elscint by GEMS in consideration for the sale of Elscint's 50% interest in ELGEMS.

Inventories decreased to NIS 57.1 million (approximately $12.9 million) at December 31, 2001, from NIS 63.2 million at December 31, 2000, primarily due to the sale of inventories by the manufacturing facility.

Investments and loans (short-term and long-term) decreased to NIS 471.4 million (approximately $106.7 million) at December 31, 2001, from NIS 607.1 million at December 31, 2000, primarily due to the consolidation of the investment in the Bucuresti Hotel complex that was presented on a cost basis as of December 31, 2000, net, after sale of debentures and deposits in banks.

Fixed assets, net increased to NIS 1,289 million (approximately $292 million) at December 31, 2001, from NIS 886 million at December 31, 2000, primarily due to the continuing investment in the hotels under construction in Europe as well as ongoing development in the entertainment and commercial center at the Herzlia Marina, as well as an increase in exchange rates between foreign currencies and the NIS (mainly Euro/NIS).

Short-term credit increased to NIS 419.7 million (approximately $95 million) at December 31, 2001, from NIS 353.2 million at December 31, 2000, and long-term debt decreased to NIS 565.3 million (approximately $128 million) at December 31, 2001 from NIS 567.2 million at December 31, 2000. This change was attributable primarily to loans obtained for the construction works of the Victoria Park Plaza and Sherlock Holmes hotels in London and to devaluation of the NIS against foreign currencies (mainly U.S. dollar), offset in part by the repayment of a loan in the sum of approximately $22 million.

Net cash provided by operating activities in 2001 totaled NIS 42.8 million (approximately $9.6 million), compared to NIS 77.6 million of cash used in operating activities in 2000.

Net cash used in investing activities totaled NIS 55.7 million (approximately $12.6 million), as compared to net cash used in investing activities of NIS 221 million in 2000. The investing activities in fiscal 2001 were attributed mainly to purchases of fixed and other assets and of various investments, offset in part by the proceeds from the realization of a promissory note issued to Elscint by GEMS as consideration for the sale of Elscint's interest in ELGEMS.

Net cash provided by financing activities during 2001 totaled NIS 14 million (approximately $3.1 million), as compared to net cash provided by financing activities of NIS 145.2 million in 2000.

Impact of Devaluation on Results of Operations and on Monetary Assets and Liabilities

The following table sets forth, for the periods indicated, certain information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS in relation to the U.S. dollar and the rate of inflation in Israel adjusted for the NIS-dollar devaluation:

Year ended December 31,	Israeli Consumer Price Index (Units) (1)	Israeli inflation rate (%) (2)	Closing exchange rate of the dollar (2)	Annual devaluation rate (%) (4)	Annual Inflation adjusted for devaluation (%) (5)
1997	153.1	7.0	NIS 3.536	8.8	1.7
1998	166.3	8.6	NIS 4.16	17.6	8.3
1999	168.5	1.3	NIS 4.153	(0.2)	(1.5)
2000	168.5	0	NIS 4.041	(2.7)	(2.7)
2001	170.9	1.4	NIS 4.416	9.2	7.7

(1) For purposes of this table, the CPI figures use 1993 as base equal to 100. These figures are based on reports of the Israeli Central Statistics Bureau.

(2) Annual inflation is the percentage change in the CPI in Israel between December of the year indicated and December of the preceding year.

(3) Closing exchange rate is the rate of exchange between the NIS and the dollar at December 31 of the year indicated, as reported by the Bank of Israel.

(4) Annual devaluation is the percentage increase in the value of the dollar in relation to the NIS during the year indicated.

(5) The percentage of the annual devaluation adjusted for annual inflation is obtained by dividing the percentage of the annual devaluation rate plus 1 by the percentage of the annual Israeli inflation rate plus 1, minus 1. For information about inflation rates and exchange rates of foreign currencies of autonomous units, see Note 2 of the Notes to the Consolidated Financial Statements.

Elscint Limited and Subsidiary Companies Consolidated Financial Statements as of December 31, 2001

Elscint Limited
and subsidiary companies

Financial Statements as of December 31, 2001

Contents



Somekh Chaikin

Mail address
PO Box 4484
Haifa 33104
Israel

Office address
18 Haneviim Street
Haifa 33501
Israel

Telephone 972 4 860 5333
Fax 972 4 860 5300

Auditors' Report to the Shareholders and the board of directors of Elscint Limited

We have audited the accompanying consolidated balance sheets of Elscint Limited ("the Company") and subsidiary companies as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows, for each of the three years, the last of which ended December 31, 2001. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, including those consolidated by the proportionate consolidation method, whose assets constitute 47% and 55% of the total consolidated assets as of December 31, 2001 and 2000, respectively, and whose revenues constitute 26%, 25% and 9% of the total consolidated revenues for the years ended December 31, 2001, 2000 and 1999, respectively. The financial statements of those subsidiaries were audited by other auditors whose reports thereon were furnished to us. Our opinion, insofar as it relates to amounts emanating from the financial statements of such subsidiaries, is based solely on the said reports of the other auditors. Furthermore, the data included in the financial statements relating to the net asset value of the company's investments in affiliate and to its equity in its operating results is based on the financial statements of the affiliate, which was audited by another auditor.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of the above mentioned other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiary companies as of December 31, 2001 and 2000 and the results of their operations, the changes in the shareholders' equity and their cash flows for each of the three years, the last of which ended December 31, 2001 in conformity with generally accepted accounting principles (GAAP) in Israel. As applicable to these financial statements, Israeli GAAP differs in certain respects from generally accepted accounting principles in the United States (U.S. GAAP), as described in Note 32 to the consolidated financial statements.



As explained in Note 2, the above mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

As discussed in Note 29 to the accompanying consolidated financial statements, the Company is defendant in lawsuits and was served with additional claims out of which two claims were filed in Israel with a request for a recognition as representative claims.

Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)

Haifa, March 25, 2002

Consolidated Balance Sheets as of

Adjusted to the NIS as of December 2001

	Note	December 31, 2001 Adjusted NIS (thousands)	December 31, 2000 Adjusted NIS (thousands)	Convenience translation (Note 2A) December 31, 2001 US$ (thousands)
ASSETS				
Current assets				
Cash and cash equivalents	4	275,986	272,036	62,497
Short-term investments and deposits	5	145,685	168,354	32,990
Accounts and notes receivable - trade	6	98,019	78,052	22,196
Other accounts receivable and prepaid expenses	7	36,986	* 154,598	8,375
Inventories	8	57,106	63,249	12,932
		613,782	736,289	138,990
Long-term accounts and Investments				
Long-term receivables	9	21,367	* 19,651	4,839
Investments and loans	10	325,762	* 438,842	73,769
Investment in affiliated company	11A	-	60,559	-
Venture - Capital investments	11B	27,718	5,865	6,277
		374,847	524,917	84,885
Fixed assets, net	12	1,289,492	886,165	292,005
Other assets, net	13	11,200	4,190	2,536
		2,289,321	2,151,561	518,416

* Reclassified.

A.R. Goren
Chairman of the Board of Directors

R. Lavine
President

The accompanying notes are an integral part of the financial statements.

Consolidated Balance Sheets as of

Adjusted to the NIS as of December 2001

	Note	December 31, 2001 Adjusted NIS (thousands)	December 31, 2000 Adjusted NIS (thousands)	Convenience Translation (Note 2A) December 31, 2001 U.S.$ (thousands)
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Short-term credits	14	**419,684**	353,215	**95,037**
Accounts payable - trade		**115,414**	* 94,161	**26,136**
Accrued liabilities and deferred income	15	**194,074**	* 241,166	**43,948**
Advance from customer in respect of project in progress, net	16	**1,444**	11,042	**327**
		730,616	699,584	**165,448**
Long-term liabilities				
Long-term debts	17	**565,397**	567,255	**128,034**
Deferred income tax liability	20	**17,180**	3,367	**3,890**
Liability for employee severance benefits, net	18	**1,192**	2,221	**270**
		583,769	572,843	**132,194**
Minority interest		**26,214**	-	**5,936**
Commitments and contingent liabilities	22, 29			
Shareholders' equity	19	**948,722**	879,134	**214,838**
		2,289,321	2,151,561	**518,416**

Date: March 25, 2002

* Reclassified.

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Operations

Adjusted to the NIS as of December 2001

	Note	Year ended December 31, 2001	2000	1999	Convenience translation (Note 2A) December 31, 2001
		Adjusted NIS (thousands)			U.S.$ (thousands)
Income from sales and services	23				
Sales of systems and sub-assemblies		**376,475**	365,141	313,819	**85,252**
Operating and managing hotels		**133,245**	101,496	26,072	**30,173**
Revenue from contracts		**9,598**	19,125	-	**2,173**
		519,318	485,762	339,891	**117,598**
Cost of sales and services	24				
Systems and sub-assemblies		**344,721**	341,116	307,862	**78,062**
Hotel operations		**91,735**	65,660	18,477	**20,773**
Cost of contracts		**6,997**	17,132	-	**1,584**
		443,453	423,908	326,339	**100,419**
Gross profit		**75,865**	61,854	13,552	**17,179**
Research and development costs, net		**-**	-	2,489	**-**
Hotel depreciation, amortization and operation expenses		**30,195**	21,714	5,627	**6,838**
Initial expenses		**3,790**	1,735	-	**858**
Selling and marketing expenses for sales of systems and sub-assemblies		**920**	1,275	2,143	**208**
General and administrative expenses	25	**36,325**	33,694	23,079	**8,226**
Operating (loss) income		**4,635**	3,436	(19,786)	**1,049**
Finance income (expenses), net	26	**62,284**	(17,591)	28,395	**14,104**
Other income (expenses), net	27	**750**	52,064	(3,074)	**170**
Income before income taxes		**67,669**	37,909	5,535	**15,323**
Income taxes	20	**5,151**	546	15,028	**1,166**
Income (loss) after income tax		**62,518**	37,363	(9,493)	**14,157**
The Company's share in net earnings (losses) of affiliated companies	11A	**(9,295)**	3,566	7,670	**(2,105)**
Minority interest in loss of a subsidiary, net		**1,233**	-	-	**279**
Net income (loss)		**54,456**	40,929	(1,823)	**12,331**
		Adjusted NIS			U.S.$
Basic earnings (loss) per ordinary Share (NIS 0.05 par value)	28	**3.26**	2.45	(0.11)	**0.74**

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Shareholders' Equity

Adjusted to the NIS as of December 2001

	Share capital	Capital surplus	Capital reserve	Cumulative foreign currency translation adjustments	Retained earnings	Loan to employees for purchase of Company's Shares	Total shareholders' equity
	Adjusted NIS (thousands)						
Balance at December 31, 1998	5,023	668,279	5,590	-	322,622	-	1,001,514
Loss for the year	-	-	-	-	(1,823)	-	(1,823)
Employee stock options exercised and paid	19	9,794	-	-	-	-	9,813
Amounts paid in excess of net book value of assets purchased from the controlling party	-	-	(5,590)	-	(154,873)	-	(160,463)
Foreign currency translation adjustments	-	-	-	(3,010)	-	-	(3,010)
Balance at December 31, 1999	5,042	678,073	-	(3,010)	165,926	-	846,031
Net income for the year	-	-	-	-	40,929	-	40,929
Employee stock options exercised and paid	2	1,096	-	-	-	-	1,098
Foreign currency translation adjustments	-	-	-	(8,924)	-	-	(8,924)
Balance at December 31, 2000	5,044	679,169	-	(11,934)	206,855	-	879,134
Net income for the year	-	-	-	-	54,456	-	54,456
Issuance of shares to employees	39	12,160	-	-	-	(12,199)	-
Foreign currency translation adjustments	-	-	-	15,132	-	-	15,132
Balance at December 31, 2001	5,083	691,329	-	3,198	261,311	(12,199)	948,722

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows for the years ended

Adjusted to the NIS as of December 2001

	Year ended December 31,			Convenience Translation (Note 2A) December 31,
	2001	2000	1999	2001
	Adjusted NIS (thousands)			U.S.$ (thousands)
Cash flows from operating activities:				
Net income (loss)	54,456	40,929	(1,823)	12,331
Adjustments to reconcile net income (loss) to cash (A)	(11,693)	(118,538)	(107,206)	(2,648)
Net cash provided by (used in) operating activities	42,763	(77,609)	(109,029)	9,683
Cash flows from investing activities:				
Proceeds from sale of net assets and business on account of prior year, net	-	-	34,787	-
Proceeds from sale of affiliated company on account of prior year	115,954	-	-	26,258
Proceeds from sale of affiliated company	20,890	-	-	4,731
Proceeds from sale of fixed assets	486	654	12,629	110
Purchase of fixed assets and other assets	(202,887)	(191,295)	(213,533)	(45,944)
Purchase of venture capital investment	(21,852)	(6,435)	-	(4,948)
Proceeds from sale of long-term investments and loans	2,464	80,693	30,638	558
Proceeds from (purchase of) short-term investments and loans, net	95,034	70,256	(33,289)	21,520
Purchase of long-term investments and loans	(44,604)	(56,805)	(443,831)	(10,101)
Purchase of investment on cost basis	(24,535)	(95,320)	-	(5,556)
Proceeds from a disposal of subsidiary company (C)	-	-	218	-
Investment in an affiliated company	-	-	(64,694)	-
Purchase of the parent company's shares	-	-	(18,475)	-
Proceeds from (Payments for) investment in a subsidiary company (B)	3,380	-	(267,975)	765
Liquidation of subsidiaries companies (D)	(17)	(22,843)	-	(4)
Net cash used in investing activities	(55,687)	(221,095)	(963,525)	(12,611)
Cash flows from financing activities:				
Proceeds from issuance of share capital (including capital surplus, net)	-	1,098	9,813	-
Proceeds from long-term debt	78,016	208,118	278,823	17,667
Payments of long-term debt	(7,904)	(159,931)	(15,635)	(1,790)
Payment of principal to suppliers for prior year purchases of fixed assets	-	(383)	(1,952)	-
Change in short-term credits, net	(56,155)	96,344	113,209	(12,716)
Net cash provided by financial activities	13,957	145,246	384,258	3,161
Net effect of exchange rate changes on cash	2,917	(1,080)	(795)	661
Net increase (decrease) in cash and cash equivalents	3,950	(154,538)	(689,091)	894
Cash and cash equivalents at beginning of year	272,036	426,574	1,115,665	61,603
Cash and cash equivalents at end of year	275,986	272,036	426,574	62,497

Consolidated Statements of Cash Flows for the years ended (cont'd)

Adjusted to the NIS as of December 2001

	Year ended December 31,			Convenience translation (Note 2A) December 31,
	2001	2000	1999	2001
	Adjusted NIS (thousands)			U.S.$ (thousands)
(A) Adjustments to reconcile net income (loss) to net cash:				
Income (loss) and expenses not involving cash flows:				
Depreciation and amortization	**23,999**	28,181	14,496	**5,435**
The Company's share in equity in net losses (earnings) of affiliated companies	**9,295**	(3,566)	(7,670)	**2,105**
Decrease in value of investments not in a temporary nature	**12,211**	-	-	**2,765**
Capital gain	**(81)**	(148)	(3,060)	**(18)**
Gain from disposal of subsidiary company	**-**	(650)	(505)	**-**
Gain from disposal of affiliated company	**-**	(73,242)	-	**-**
Exchange differences on investments and loans, net	**(40,964)**	3,364	7,030	**(9,276)**
Changes in liability for employee severance benefits, net	**(1,050)**	(10,602)	(43,523)	**(238)**
Loss (gain) from devaluation (evaluation) of marketable securities	**(570)**	1,412	239	**(129)**
Changes in deferred income taxes	**68**	18,293	583	**15**
Minority interest in subsidiary, net	**(1,233)**	-	-	**(279)**
Changes in assets and liabilities:				
Decrease (increase) in:				
Accounts and notes receivable - trade, net	**(15,806)**	36,470	(43,245)	**(3,579)**
Other accounts receivable and prepaid expenses	**7,370**	* 11,746	231,531	**1,669**
Long-term receivables	**(1,239)**	19,527	24,438	**(281)**
Inventories	**7,716**	(5,518)	11,599	**1,747**
Increase (decrease) in:				
Accounts payable-trade	**25,621**	* (40,386)	(27,725)	**5,802**
Accrued liabilities and deferred income	**(27,431)**	* (88,822)	(266,539)	**(6,212)**
Advance from customer in respect of project in progress, net	**(9,599)**	(14,597)	(4,855)	**(2,174)**
	(11,693)	(118,538)	(107,206)	**(2,648)**

* Reclassified.

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows for the years ended (cont'd)

Adjusted to the NIS as of December 2001

(B) Acquisition of initially - consolidated subsidiary

(1) In April 2001, the company, through its wholly-owned subsidiary, achieved actual control in Bucuresti (until that date the investment in Bucuresti was presented on cost basis).

Assets and liabilities of the subsidiary company at the date of initial consolidation are as follows:

	Year ended December 31, 2001	Convenience translation (Note 2A) December 31, 2001
	Adjusted NIS (thousands)	U.S.$ (thousands)
Deficit in working capital (excluding cash), net	770	174
Investments on cost basis	124,149	28,113
Fixed assets, net	(159,237)	(36,059)
Deferred income tax liability	12,548	2,842
Minority interest	25,150	5,695
	3,380	765

(2) In 1999, the Company, through its wholly-owned subsidiary, acquired 100% of BEA Hotels N.V. ("B.H.") – the investment became the Company's Hotels Division (see Note 21).

Assets and liabilities of the subsidiary company at the date of acquisition are as follows:

	Year ended December 31, 1999
	Adjusted NIS (thousands)
Deficit in working capital (excluding cash), net	74,208
Investments and long-term accounts receivables	(6,870)
Fixed assets and other assets, net	(522,796)
Long -term debts	347,946
Excess cost over historical cost from transaction with controlling parties	(160,463)
	(267,975)

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows for the years ended (cont'd)

Adjusted to the NIS as of December 2001

(C) Proceeds from realization of previously consolidated subsidiary companies.

In 1999, the Company sold all of its holding in a wholly-owned subsidiary, ElscinTech System Ltd.

Assets and liabilities of the formerly consolidated subsidiary at the time it ceased being consolidated were as follows:

	Year ended December 31, 1999
	Adjusted NIS (thousands)
Working capital (excluding cash), net	3,646
Fixed assets, net	432
Long-term debts	(9)
Gain from disposal	505
Proceed from disposal against account receivables:	
Short-term	(2,178)
Long-term	(2,178)
	218

(D) Liquidation of previously consolidated subsidiaries companies

In 2001, the Company transferred its wholly-owned subsidiary Elscint Espana S.A. into liquidation.

In 2000, the company transferred six of its wholly-owned subsidiaries (Elscint Cryomagnetics Ltd., Elscint Central and Eastern Europe Ltd., Elscint Italia S.R.L. Ltd., Elscint Canada Ltd., Elscint GMBH and Elscint (GB) Limited) into liquidation.

Assets and liabilities of these formerly consolidated subsidiaries at the time they ceased being consolidated were as follows:

	Year ended December 31, 2001	Year ended December 31, 2000	Convenience Translation (Note 2A) December 31, 2001
	Adjusted NIS (thousands)	Adjusted NIS (thousands)	U.S.$ (thousands)
Deficit in working capital (excluding cash), net	(17)	(23,055)	(4)
Fixed assets net	-	22	-
Gain from disposal	-	650	-
Investment on cost basis, net	-	(460)	-
	(17)	(22,843)	(4)

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows for the years ended (cont'd)

Adjusted to the NIS as of December 2001

	Year ended December 31,			Convenience translation (Note 2A) December 31,
	2001	2000	1999	2001
	Adjusted NIS (thousands)			U.S.$ (thousands)
(E) Supplemental Schedule of Non-Cash Transactions and Investing Activities				
Purchase of fixed assets against accounts payable	-	7,451	2,371	-
Purchase of fixed assets against advance from customer	-	-	30,495	-
Sale of fixed assets against - account receivable	-	121	-	-
Investment in the parent company's shares against long-term receivables	-	-	20,085	-
Investment in company on cost basis against accrued liabilities	-	24,335	-	-
Sale of venture capital investment shares against investment in long term loan	-	570	-	-
Sale of affiliated company against other accounts receivable	-	115,954	-	-
Sale of affiliated company against decrease in accrued liability	**12,566**	-	-	**2,846**

The accompanying notes are an integral part of the financial statements.

Note 1 - General

A. The Company and its subsidiaries has been engaged at the balance-sheet date, directly and through its investees, in Israel and abroad, in the following areas:

- Ownership, management and operation of hotels, through the Park Plaza network, primarily in major European cities (See Note 21).
- Production of sub-assemblies and components, mainly for medical-imaging equipment.
- Establishing an entertainment and commercial center at the Herzliya Marina (See Note 30.C).
- Venture-capital investments primarily in the Bio-Medical field of operation.

B. Until 1998, the Company and its subsidiaries were engaged primarily in the medical imaging device manufacturing field (See Note 27).

C. In September 1999, the Company purchased the European hotel division and a project for the establishment of the entertainment and commercial center at the Herzliya Marina in Israel, from Related Parties (for additional details - see Note 30.C).

D. The shares of the Company are registered for trade on the New York Stock Exchange.

E. **Definitions**

(1) **The Company** - Elscint Ltd. and its investee companies.

(2) **Subsidiaries** - companies in which the Company holds more than 50% of the voting rights or of the rights to appoint directors (other than cases in which control is deemed temporary).

(3) **Proportionately Consolidated Subsidiaries** - companies and joint ventures (including partnerships) held by the Company, together with other entities, among which there is a contractual agreement for joint control, according to which resolutions vital to the joint venture would be made jointly and with the consent of all shareholders and whose financial statements are (directly or indirectly) consolidated with those of the Company by the proportionate consolidation method.

(4) **Affiliates** - companies in which the Company's (direct or indirect) rights entitle it to exercise significant influence on their financial and operating policies and which have been included on the basis of the equity method in accordance with the principles established by Opinion No. 68 of the Institute of Certified Public Accountants in Israel ("the Institute") and which are not fully or proportionately consolidated.

(5) **Investee Companies** - consolidated subsidiaries, proportionately consolidated subsidiaries and affiliates (major investee companies are presented in the appendix to the financial statements).

(6) **Venture - Capital investments** - companies, which, at the time of the Company's investment therein, are mainly engaged in R&D of new, knowledge-intensive products or product in progresses, the investment in which constitutes above-average risk and at least 90% of their financing originates from shareholders capital, support of government agencies or investment grants.

(7) **Parent Company** - Elbit Medical Imaging Ltd. ("EMI")

Note 1 - General (cont'd)

E. Definitions (cont'd)

(8) **Europe Israel Group** - Europe Israel (M.M.S.) Ltd. ("EIL"), the controlling party in EMI and its investee companies.

(9) **Control Centers** - Control Centers Ltd. the controlling party in EIL.

(10) **Control Centers Group** - Control Centers and its investee companies.

(11) **Related Parties** - as defined in Opinion No. 29 of the Institute, including interested parties as defined in the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

(12) **Adjusted financial statements** - as described in Note 2.A.

(13) **Sale Transaction** - as described in Note 27.

Note 2 - Significant Accounting Policies

A. Financial statements in adjusted value

(1) **General**

The financial statements are presented on the basis of the historical-cost convention in New Israeli Shekels ("NIS") of constant purchasing power (NIS of December 2001) ("Adjusted Financial Statements") in accordance with Israeli GAAP.

The Company maintains its accounting records on a current basis in nominal NIS, which have been adjusted to NIS of constant purchasing power in accordance with Opinion No. 36 of the Institute. Until September 30, 1999, the functional currency of the Company was the U.S.$. Due to a change in circumstances and in the Company's main activities, as outlined in Note 1 above, it was determined that the NIS is the functional currency starting October 1, 1999. The financial statements as of September 30, 1999 were, therefore, adjusted on the basis of the exchange rate of the U.S.$ in effect at that time and, since then, to the changes in the Israeli consumer-price index ("CPI").

The term "cost" in the financial statements refers to adjusted cost, unless otherwise stated. Comparative figures for the previous periods have been adjusted to NIS of December 2001.

The adjusted financial statements as of December 31, 2001 and for the year then ended have been translated into U.S.$ using the representative exchange rate as of that date (U.S.$ = NIS 4.416). Such translation was made solely for the convenience of the U.S. readers. The dollar amounts so presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Note 2 - Significant Accounting Policies

A. **Financial statements in adjusted value**

(2) **Principles of adjustments**

Balance Sheet

The balance-sheet items have been adjusted as follows:

Non-monetary items have been adjusted according to the changes in the exchange rate of the U.S.$ from date of acquisition up to September 1999 and from that date (or the acquisition date - the later of the two) up to the balance-sheet date - based on the changes in the CPI.

Monetary items (representing amounts receivable or payable at stated values or reflecting realizable values) are presented in the balance sheet at their nominal values.

The value of investments in investee companies and minority interest in consolidated subsidiaries have been determined on the basis of the adjusted financial statements of these companies.

The adjusted amounts of non-monetary assets do not necessarily represent realizable or real economic value, but only the original values adjusted for the changes in the purchasing power of the currency of measurement.

Statement of operations

The components of the statement of operations have been adjusted as follows:

Income and expenses (other than those stemming from non-monetary items and except for financing) relating to transactions carried out during the period - revenues, cost of revenues, labor costs, etc. - have been adjusted, on a monthly basis at the time the related transactions were carried out, based on the changes in the dollar exchange rate from the date of each transaction and up to September 30, 1999, and from that date - (or the transaction date - the later of the two), up to the balance-sheet date, based on the changes in the CPI. The inflationary adjustment of monetary balances relating to the aforesaid transactions has been included in financing income or expenses as applicable.

Income and expenses stemming from non-monetary items (such as depreciation and amortization) and the items relating to balance sheet accruals have been adjusted on the basis of specific indices concurrent to the adjustment of the corresponding balance-sheet item.

The erosion of tax advances, net of refunds claimed, is included in current income taxes.

The Company's share in earning of affiliated companies as well as that of the minority interest in the results of investee companies has been determined on the basis of their financial statements.

Net financing reflects financial expenses, net of financial income in real terms (such as interest on loans and short-term borrowings) as well as the inflationary erosion of monetary items stemming from transactions included in the statement of operations and gains or losses from marketable securities.

Note 2 - Significant Accounting Policies (cont'd)

A. Financial statements in adjusted value (cont'd)

(2) Principles of adjustments (cont'd)

Investee companies operating abroad

Investee companies operating abroad and constituting "autonomous entities" prepare their financial statements in accordance with the principles established in Opinion No. 36 of the Institute in the currency of their country of residence, which is their functional currency. The financial statements of these companies were translated to NIS, subsequent to their adjustment to the CPI in their country of residence, according to the exchange rate in effect on the balance-sheet date. Differences arising between the adjustment of the Company's investment amount in the investees (including monetary balances of a capital nature) on the basis of the changes in the Israeli CPI, and the adjustment of the Company's share in the shareholders' equity of these investees, based on the changes in the exchange rate of the local currency against the NIS and the local CPI, are included in "foreign exchange translation differences of foreign investees" in shareholders' equity. Financial differences arising from loans in foreign currency used for the financing of investments in foreign autonomous entities as well as income taxes relating to such differences have also been included in that component of shareholders' equity. Investee companies operating abroad and constituting an extension of the Company (as defined in Opinion No. 36 of the Institute) prepare their financial statements in foreign currency. The financial statements of these companies were translated to NIS, with non-monetary balance-sheet items translated by historical exchange rates and adjusted up to September 1999 based on the dollar's exchange-rate differences, and from then on (or from date of acquisition - the later of the two) adjusted to changes in the CPI. Monetary balance-sheet items were adjusted on the basis of the exchange rate in effect on the balance-sheet date. The statement-of-operations items were adjusted up to September 1999 by the average exchange rates prevailing on the date of the transactions, and from then on (or from date of transaction - the later of the two) adjusted to the CPI. Differences arising from these translations are included in financial expenses.

B. Principles of consolidation

The financial statements include the accounts of the companies in which the Company has control. Jointly controlled companies have been included on the basis of the proportionate-consolidation method.

As to companies which were consolidated the first time - see Note 3.

As to companies which where consolidated in the past but which are not included in the consolidation for the reported period - see Note 3.

Material inter-company balances and transactions among the Group companies have been eliminated in the consolidation.

The excess of cost of the Company's investments in consolidated subsidiaries which is not related to identifiable assets and liabilities ("Goodwill"), is included in "Intangible assets and deferred charges, net" and is amortized by the straight-line method over a period of ten years.

The excess of cost of investments allocated was apportioned to assets and liabilities, to relevant items in the balance sheet.

Regarding the Company's investments in a company in which actual control had not been attained by December 31, 2000 - see Note 21.C.

Note 2 - Significant Accounting Policies (cont'd)

C. Cash and cash equivalents

Cash equivalents include unrestricted liquid deposits with an original maturity not exceeding three months.

D. Securities

Investments in marketable securities, designated by management for sale in the short term, are included in current assets at their market value at the balance-sheet date. Changes in the value of such securities are included in the statement of operations as incurred.
Investments in securities not designated by management for sale in the short term, and which are not part of the Company's liquid resources are presented at cost except when a provision has been made for a decline in value not of a temporary nature.

E. Allowance for doubtful debts

The allowance has been determined on specific balances, the collection of which - in the opinion of management - is doubtful.

F. Inventories

Inventory is stated at the lower of cost or market value. Cost is determined as follows:

- Raw materials and spare parts - on a "moving average" basis.
- Finished products and work in process - on the basis of production cost, which includes the cost of materials, labor cost and indirect manufacturing expenses.
- Hotel inventories (including food, beverages and current operating supplies) - by the first-in first-out ("FIFO") method.

G. Project in progress and advance from customer

Construction work is presented at cost, including identified direct costs and joint indirect costs. The direct costs are charged to projects based on specific identification, as noted, whereas the joint indirect costs are allocated to the projects based on relative costs. The balance of the costs presented in the balance sheet, is net of those costs which were charged to the statement of operations based on the percentage completed. The advances received from customer, net of the portion credited to the statement of operations based on the percentage completed, are presented net of project in progress.

The market value of the buildings under construction, building projects and contractor work, is calculated based on the expected consideration in accordance with engineering estimates.

H. Investments in affiliated companies

Investments in affiliated companies are presented in the Company's financial statements by the equity method. The excess of the investment's cost over the Company's share in the fair value of the investees' net identified assets at acquisition is recorded as goodwill and amortized over its estimated economic benefit period (10 years).

Note 2 - Significant Accounting Policies (cont'd)

I. Venture - capital Investment

Investments of consolidated subsidiaries constituting venturc-capital funds in "venture-capital investments", as defined by Standard No. 1 of the Israeli Accounting Standards Board, have been included on the basis of cost which - in the opinion of management - does not exceed their fair value.

J. Fixed assets

(1) Fixed Assets are stated at cost. Investment grants received, were deducted in arriving at the cost of the assets in respect of which the grant had been made.

(2) The cost of the land and building construction includes costs in respect of which the Company's commitment had been crystallized up to each financial statement date (i.e., all major conditions required for the conclusion of the commitment and its implementation had been fulfilled) and its amount determined. Amounts not yet paid by the balance-sheet date are, therefore, presented as a liability.

(3) Improvements and renovations are capitalized. Maintenance and repair expenses are charged to operations as incurred.

(4) Financial expenses in real (non-inflationary) terms, in respect of borrowings used for construction (including the acquisition of the related land) as well as direct supervision and construction costs incurred in the pre-operating period, have been capitalized to the cost of the buildings. As for the capitalization of borrowing costs - see item P below

(5) Assets under a capital lease are presented as assets of the Company on the basis of their purchase price (net of the financing component included therein). The present value of leasing fees payable has been presented as a liability, with its interest component charged to operations, as a financial expense, over the period of the liability and in proportion to its balance. As for fixed assets acquired from companies having controlling interest in the Company - see item T below.

(6) Depreciation is computed by the straight-line method at annual rates considered sufficient to depreciate the assets over their useful lives. Leasehold improvements are amortized over the estimated useful period, which does not exceed the leasing period. Annual depreciation rates follow:

	%
Freehold Land	0
Leasehold land	Over leasing period
Buildings	2 - 2.5
Hotels	1.5
Systems in Hotels	7 average
Machinery, equipment and computers	7 - 33
Leasehold improvements	10 - 33
Sundry	10 - 33

Note 2 - Significant Accounting Policies (cont'd)

K. Other assets and deferred expenses

(1) **Pre-opening hotel expenses**
Pre-opening expenses of a hotel (mainly - employee training, testing of hotel systems and preparation of the hotel for opening) are stated at cost and are amortized over a three-year period from commencement of operations.

(2) **Expenses for obtaining loans**
Expenses incurred in obtaining loans are capitalized as incurred and are included in the statement of operations over the loans' period of benefit and in relation to their balance.

(3) **Project development costs**
Operating expenses relating to initiation activities (prior to the finalization of the land acquisition, etc.) are capitalized as incurred, when the property acquisition is probable, and are charged to the cost of the real estate project upon execution of the transaction, otherwise these expenses are charged to the statement of operations.

(4) **Cost of obtaining long-term leases**
Expenses for obtaining long-term leases are capitalized as incurred and are charged to operations over the lease period.

L. Long-term receivables and liabilities

(1) Long-term loans for a fixed period, which do not bear stated interest or interest rate lower than the market interest, when the difference between the adjusted value of the balances and their present value is material, are stated at present value (discounted at market interest rates in effect for similar loans). The effective interest is charged to operations over the term of the loan.

(2) Short-term supplier credit and other liabilities, as well as short-term bank borrowings used for establishing hotels and whose repayment sources are anchored in long-term financing agreements with financial institutions, have been included as long-term liabilities, with related repayment schedules included in accordance with those of the corresponding long-term loans, as stipulated in the relevant agreements with the financing bodies.

M. Income taxes

Deferred taxes are calculated in respect of temporary differences between income and expenses included in the financial statements and for tax purposes, in respect of the difference between the adjusted value of non-monetary depreciable assets (except for buildings) and the amount allowed for tax purposes, as well as in respect of tax losses carried forward. Deferred taxes are computed based on the tax rates expected to be in effect when they are realized, to the extent they are known at the financial statements preparation date. The Company provides a valuation allowance to reduce deferred tax assets to their estimated realizable value.

The deferred taxes do not include taxes which would have been applicable in case of future realization of investments in consolidated subsidiaries, or upon the receipt of retained earnings as dividends, since for some, the receipt of dividends and/or earnings arising from their sale is tax-exempt and, for others, management's policy is not to sell and/or distribute earnings as a dividend or in any other manner in the foreseeable future in a manner that would create a material additional tax liability for the Company.

Note 2 - Significant Accounting Policies (cont'd)

N. Revenue recognition

- Revenue from the sale of sub-assemblies - is recognized upon shipment. Provisions for related product and systems warranties are computed on the basis of past experience.
- Revenue from hotel operations - is recognized upon performance of the service.
- Revenues from contractual work - are reported by the "percentage of completion" method, in accordance with Standard No. 4 of the Israeli Accounting Standards Board. The completion rate determined by the proportion of the costs incurred to the total estimated cost, based on an evaluation made by the Company's engineers. The cost of long-term projects in progress includes direct costs and the allocated indirect expenses. Differences in estimates emerging at the stage of invoice approving are reflected in the year determined. Expected losses are provided for in full.

O. Research and development costs, net

Research and development expenses, net of grants and participation of third parties (mainly the Office of Chief Scientist), are included in operations, as incurred.

P. Capitalization of finance costs

The Company capitalizes borrowing costs in accordance with Standard No. 3 of the Israeli Accounting Standards Board; accordingly, both specific and non-specific borrowing costs are capitalized to qualified assets (assets in preparation or under construction not yet in designated use and whose preparation for this purpose requires a prolonged period of time). Non-specific borrowing costs are capitalized to these qualified assets or to that portion not financed by that specific borrowing by using a rate constituting a weighted average of the expenses in respect of the Company borrowing sources not specifically capitalized.

Q. Earnings per share

Earnings (loss) per share have been computed in accordance with Opinion No. 55 of the Institute based on a weighted-average number of paid-up share capital outstanding during the year. (See Note 28).

R. Financial instruments

The fair values of financial instruments (bank deposits, marketable securities, long-term liabilities and other working capital items) are principally determined by Management based upon the present value of the expected cash flows from their realization, which do not materially differ from their book value. The financial instruments are presented in the financial statements at their book value as of the balance sheet date. Financial instruments which their book value, differ from the fair value are presented in Note 31.

S. Derivative financial instruments

Derivative financial instruments not held for hedging are stated at an estimate of their fair value. Changes in their fair value during the reporting period are included in the statement of operations.

T. Presentation of transactions between the Company and the controlling shareholder

Investments in investees, acquired from companies that are controlling shareholders of the Company, are included according to their adjusted value on the books of the transferring companies immediately prior to acquisition, in accordance with the Securities Regulations (Presentation of Transactions Between a Company and its Controlling Party in the Financial Statements), 1996. The difference between the price paid for that investment and the transferor's book value is recorded directly to shareholders' equity.

Note 2 - Significant Accounting Policies (cont'd)

U. Risks and uncertainty associated with the use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires of Group companies' managements to make estimates and assumptions affecting the reported balance-sheet amounts of assets and liabilities. These estimates and assumptions also affect disclosure of contingent assets and liabilities at the issuance date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual data and operating results may differ from these estimates.

V. (1) Implementation of recently issued accounting standards

In May 2001, the Israeli Accounting Standards Board published Accounting Standard No. 7 - Subsequent Events. The new standard determines when a company must make an adjustment in its financial statements for events occurring after the balance sheet date, and the disclosure required for a company with respect to the date on which the financial statements are approved for publication and regarding events occurring after the balance sheet date. This standard supersedes Sections 1, 2(1) and 3-7 of Opinion No. 11 of the Institute of Certified Public Accountants in Israel. This accounting standard applies to financial statements for periods ending on or after December 31, 2001.

In July 2001, the Israeli Accounting Standards Board published Accounting Standard No.11 – Segment Reporting. The new standard applies to companies whose securities are registered or in the process of being registered for trading on any stock exchange, or where a full set of their financial statements is published to the public under any law. The standard requires the inclusion of data with respect to business segments and geographic segments, and also provides detailed guidance for identifying business and geographic segments. This accounting standard applies to financial statements for periods beginning on or after January 1, 2002. The Company has applied this standard in its financial statements as of December 31, 2001.

(2) Effect of new accounting standards not yet implemented

During 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 - Discontinuance of Adjustment of Financial Statements. Pursuant to this standard, the adjustment of financial statements will be discontinued as of January 1, 2003. Until December 31, 2002, the Company will continue to prepare financial statements adjusted in accordance with Opinion 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as of December 31, 2002 will constitute the starting point for the nominal financial statements as of January 1, 2003.
Implementation of this standard may have a significant negative effect on the reported results of the Company. The extent of the effect will depend on the rate of inflation and the Company's sources of financing. In 2001, the Israel Accounting Standards Board published Accounting Standard No.13 - Effect of Changes in the Rates of Exchange of Foreign Currency. This standard deals with translation of transactions in foreign currency and translation of financial statements of outside activities for the purpose of their inclusion in the financial statements of the reporting entity, and supersedes the provisions of Clarifications 8 and 9 to Opinion 36 of the Institute of Certified Public Accountants in Israel, which will be discontinued upon the entry into effect of Accounting Standard No. 12 - Discontinuance of Adjustment of Financial Statements. This standard will apply to financial statements for periods commencing after December 31, 2002. At this time, it not possible to estimate the effects of this standard on the financial statements.

Note 2 - Significant Accounting Policies (cont'd)

W. Rate of exchange and linkage base

Assets and liabilities in foreign currency or linked thereto are stated on the basis of the exchange rate prevailing on the balance-sheet date.

Balances linked to various indices are stated on the basis of the contractual linkage terms of each linked asset or liability.

(1) Following are details of consumer-price indices and exchange rates of foreign currencies of countries in which the Company is active:

	December 31	
	2001	**2000**
CPI - in points		
Holland	**117.4**	112.4
Hungary	**389.2**	364.1
England	**173.4**	171.2
Belgium	**109.6**	107.2
Romania	**130.3**	100.0
Israel	**108.1**	106.6
NIS exchange rate		
U.S.$	**4.416**	4.041
Pound Sterling	**6.400**	6.032
Euro	**3.907**	3.763
1000 Hungarian forint	**15.860**	14.192
1000 Romanian Lei	**0.140**	0.156

(2) Following are details of the changes in the CPI and the exchange rates of foreign currencies in the countries in which the Company is active (in %):

	Year ended December 31		
	2001	**2000**	**1999**
	%	**%**	**%**
Israeli CPI	1.41	0.00	1.34
U.S.$ exchange rate	9.28	(2.70)	(0.17)

	Year ended December 31,		Period from September 2, 1999 to December 31, 1999(*)
	2001	**2000**	
	%	**%**	**%**
		Changes in the CPI	
Holland	**4.45**	2.89	(0.18)
England	**1.28**	2.33	0.66
Belgium	**2.18**	2.49	0.67
Hungary	**6.90**	10.13	1.80
Romania	**30.30**		
		Changes in NIS exchange rate	
Pound sterling	**6.10**	(10.12)	(1.29)
Euro	**3.84**	(9.87)	(7.45)
Hungarian forint	**11.70**	(13.41)	(7.58)
Romanian Lei	**(11.40)**		

(*) Date on which the hotel division began operations within the Company.

Note 3 - Consolidated Financial Statements

A. Liquidation of previously consolidated subsidiary company

The consolidated financial statements do not include assets and liabilities of its wholly-owned subsidiary, Elscint Espana S.A. which was formerly consolidated and has been transferred into liquidation on June 30, 2001 but does include the results of operations and cash flows until the date of liquidation.

The condensed financial information of this company, as included in the consolidated financial statements, composed as follows:

Balance sheets

	Date of exit from consolidation	December 31, 2000
	Adjusted NIS (thousands)	
Cash and cash equivalents	17	122
Deficit in working capital (excluding cash), net	(805)	(931)
Long-term accounts receivables - trade	-	907

B. Acquisition of initially consolidated subsidiary

In April 2001, the Company, through its wholly-owned subsidiary, achieved actual control in Bucuresti (until that date the investment in Bucuresti was presented on cost basis).
The condensed financial information of the company is as follows:

Balance sheets

	December 31, 2001
	Adjusted NIS (thousands)
Current assets	8,249
Fixed assets, net	177,293
	185,542
Current liabilities	5,428
Long-term liabilities	13,963
Minority interest	26,214
Shareholders' equity	139,937
	185,542

Statements of operations

	Nine months period ended December 31, 2001
	Adjusted NIS (thousands)
Net revenues	29,070
Loss	(1,507)

For the unaudited pro forma information, as per U.S. GAAP, see Note 32.B.5.c.

Note 4 - Cash and Cash Equivalents

Consist of the following:

	December 31, 2001	December 31, 2000
	Adjusted NIS (thousands)	
In Israeli currency (i)	**24,481**	25,635
In foreign currencies (ii)	**251,505**	246,401
	275,986	272,036

(i) Bearing interest of 3%-5%.

(ii) Bearing interest of 0.9%-2%.

Note 5 - Short-Term Investments and Deposits

Consist of the following:

	December 31, 2001	December 31, 2000
	Adjusted NIS (thousands)	
Deposits in banks and in financial institutions (i)	**80,857**	165,737
Current maturities of long-term bank deposits	**61,824**	-
Marketable securities	**2,532**	1,808
Others	**472**	809
	145,685	168,354

(i) Mainly in U.S.$, bearing interest of 0.7% - 2.1%.

Regarding pledging, see Note 22.

Note 6 - Accounts and Notes Receivable - Trade

Consist of the following:

	December 31, 2001	December 31, 2000
	Adjusted NIS (thousands)	
Accounts receivable	**140,247**	114,983
Notes receivable (net of deferred interest)	**39,994**	42,193
	180,241	157,176
Allowance for doubtful debts	**(82,222)**	(79,124)
	98,019	78,052

Note 7 - Other Accounts Receivable and Prepaid Expenses

Consist of the following:

	December 31, 2001	December 31, 2000
	Adjusted NIS (thousands)	
Accrued interest	**289**	1,916
Government of Israel	**605**	1,264
Foreign governmental institutions	**2,814**	1,904
Receivable from employees	**61**	173
Prepaid income taxes	**2,688**	1,951
Prepaid expenses	**2,121**	2,989
Advances to suppliers	**2,533**	3,241
Related parties	**18,100**	13,130
Deferred income taxes	**32**	310
Promissory note (see note 11.A.2)	**-**	115,956
Sundry	**7,743**	11,764
	36,986	154,598

Note 8 - Inventories

Consist of the following:

	December 31, 2001	December 31, 2000
	Adjusted NIS (thousands)	
Raw materials, mainly components (i)	23,855	28,279
Work in process	24,802	29,925
Finished products	5,207	3,450
Hotels inventories	3,242	1,595
	57,106	63,249

(i) Includes raw materials in transit at December 31, 2001 and 2000 of NIS 753 thousand and NIS 1,431 thousand, respectively.

Note 9 - Long-Term Receivables

Consist of the following:

	December 31, 2001	December 31, 2000
	Adjusted NIS (thousands)	
Accounts receivables - trade (i)	1,225	1,546
Notes receivables - trade (net of deferred interest) (i)	7,208	20,129
Other receivables	-	877
Deferred income tax	9,593	8,999
Formerly consolidated subsidiaries	6,740	* 3,185
	24,766	34,736
Allowance for doubtful debts	(3,399)	(15,085)
	21,367	19,651

(i) The aggregate maturities of long term receivables as of December 31, 2001, are as follows:

	Adjusted NIS (thousands)
2003	6,074
2004	1,531
2005	481
2006	182
Thereafter	165
	8,433

* Reclassified.

Note 10 - Investments and Loans

Consist of the following:

	December 31, 2001	December 31, 2000
	Adjusted NIS (thousands)	
Deposits in banks and financial institutions (i) (vi) (vii)	**312,167**	273,205
Long-term loan receivable (ii) (vii)	**6,826**	-
Long term loan to shareholders of investee companies (iii) (vii)	**24,613**	499
Investment in marketable securities, at cost (iv)	**38,560**	38,560
Investments at cost (v)	**3,459**	124,438
Others (vii)	**1,961**	2,140
	387,586	438,842
Less: Current maturities of long term deposits	**61,824**	-
	325,762	438,842

(i) Mainly in U.S.$, bearing interest of 0.7% - 1.8%.

(ii) Israeli CPI linked non-interest bearing. See note 11.A.1.

(iii) Loans to the management company, see note 22.A.7; loans to Elscint Biomedical Ltd. CEO. See note 11.B.3.

(iv) On July 21, 1999 the Company entered into agreement with its former chairman of the board, according to which the Company acquired from him and from a company under his control a total of 885,140 EMI shares (constituting then 3.8% of the then total share capital) in exchange for NIS 38.6 million. In respect of the shares subject - at the time of signing the agreement - to transfer restrictions, the share-transfer certificates had been deposited with a trustee who received from the seller irrevocable instructions to transfer them to the Company immediately upon the lifting of that restriction (225,571 shares will be fully vested on January 13, 2002).

(v) On December 31, 2000 includes investment in a company, in the amount of NIS 119,654 thousand, in which effective control had not been attained by December 31, 2000, see note 21.C.

(vi) Deposits pledged as security for the repayment of loans obtained by Group companies and/or to secure guarantees provided by them in favor of third parties have been included as amounts due concurrent to the loan repayment dates or release of guarantees for which they had been pledged.

(vii) The aggregate maturities as of December 31, 2001, are as follows:

	Adjusted NIS (thousands)
2002	**61,824**
2003	**5,522**
2004	**3,095**
2005	**6,826**
With no maturity date	**268,300**
	345,567

Note 11.A - Investments in Affiliated Companies

Consist of the following:

	December 31, 2001	December 31, 2000
	Adjusted NIS (thousands)	
Cost of shares and capital notes	-	41,842
Loans	-	18,947
Equity in net earnings	-	(230)
	-	60,559
Goodwill, net of amortization, included above	-	11,852

(1) Gilbridge Holdings Ltd. ("Gilbridge") - Formerly affiliated Company

On July 20, 1999, the Company entered into an agreement with its former Chairman for the establishment of a joint venture capital fund, Gilbridge, which would engage in investment in and management of start-up companies in advanced development stages and in special ventures. The Company held 49% in Gilbridge.

An agreement was signed in October 2001 between the Company, Gilbridge and its controlling party and/or the companies under the latter's control (Gil), under which the Company sold all its shares in Gilbridge and assigned its rights in a capital notes to Gil for U.S.$ 5 million. Further it was agreed that if, by October 30, 2005, a loan of NIS 18.9 million which has been provided by the Company to Gilbridge is not fully repaid out of the latter's profits - then the loan must be repaid in full at that time. No security has been taken in respect of this loan.

In addition, the Company signed agreements with Gil and Gilbridge, canceling all the agreements formally in effect between the parties for the supply of services by Gil or from Gilbridge. It was also agreed that Gil and Gilbridge would not be entitled to any additional consideration and that neither of the parties will have any further claims and/or demands in respect of the above agreements.

(2) Elgems Ltd. ("Elgems") - Formerly affiliated company

Until August 2000, The Company and General Electric Medical Systems ("GEMS") jointly and equally owned Elgems. In August 2000 The Company sold, subject to stipulated conditions, its entire 50% holdings in Elgems to GEMS in exchange for a promissory note in the amount of U.S.$ 30 million, to be paid on December 31, 2001. The transaction was completed in December 2000. The discounted value of the proceeds at December 31, 2000 amounted to U.S.$ 28.3 million (based on an annual discount rate of approximately 6% - being the bank's actual rate at the beginning of 2001). This transaction resulted in a capital gain of approximately NIS 72 million and was reported in 2000 in the statement of operations as "other income". Concurrent with the signing of the agreement for the sale of Elgems to GEMS, the Company entered into an agreement with GEMS, according to which the Company would - subject to the fulfillment of certain conditions - be the primary and preferred supplier of Elgems for the production of sub-assemblies and components at agreed prices.

Note 11.B - Venture - Capital Investments

(1) Consist of the following:

	December 31, 2001	December 31, 2000
	Adjusted NIS (thousands)	
Investment in Gamida Cell Ltd. (i)	26,147	5,865
Loans to venture - capital investee (ii)	1,215	-
Others	356	-
	27,718	5,865

(i) Gamida Cell Ltd. ("Gamida") is developing a proprietary technology for the multiplication ("expansion") of stem cells harvested from cord blood. The expanded stem cells could potentially be used for replacement of bone marrow in cancer patients, serve as ideal vehicles for delivery of gene therapy and ultimately, be used for regenerating organs and tissues. The Company through its subsidiary Elscint Biomedical Ltd. ("BIO") has ownerships rights in Gamida of approximately 22% fully diluted (at December 31, 2000 approximately 10% fully diluted) and 25% of the rights to appoint directors (at December 31, 2000 less than 10%).
The Company has an option to receive an additional 0.7%, exercisable through 2004, in exchange for U.S.$ 165 thousand. The Company has another option exercisable under certain conditions to invest additional amounts and increase its holdings therein.
In September 2001, Bio through a subsidiary company incorporated in Holland, invested U.S.$ 5 million (out of a total of U.S.$ 9.75 million raised) in Gamida, in exchange for 17% of Gamida's (fully diluted) equity, and options, which upon the fulfillment of certain conditions may be exercised into additional investments in Gamida and increasing the holding percentage therein. These shares have anti-dilution rights and liquidation preference.

(ii) Loans to companies which deals in the biotechnology sector, linked to the U.S.$, bearing market interest, convertible to the Borrowing companies shares, depending on the fulfillment of certain conditions.

(2) Bio signed an agreement with a company controlled by its CEO, within the framework of which that the latter would be entitle to receive non-voting shares representing 2% of Bio's issued and outstanding share capital, in exchange for their par value. Within the framework of the agreement the two parties also established guidelines for financing Bio's activity.

(3) Bio signed an additional agreement with a company controlled by its CEO, within the framework of which it was determined that Bio's venture-capital investments would be carried out so that the latter would invest 92% and the CEO through its controlled company - 8%. For financing the CEO's investment, Bio would provide him a non-recourse loan bearing interest of LIBOR + 1%. His shares will be held by a trustee and will be used as security for loan repayment. The loan will be repayable upon the CEO's realization of his shares (upon occurrence of any of the events stipulated in the agreement) and in proportion to the holdings realized by him. Should his employment or consultation contract be cancelled, Bio would be entitled to acquire his shares in the venture-capital investments (in whole or in part) at cost and/or fair value in respect to the purchase date.

Note 12 - Fixed Assets, Net

A. Consist of the following:

	Lands and buildings			Machinery, equipment			
	Hotels	Commercial center	Others	and computers *	Leasehold improvements	Sundry	Total
	Adjusted NIS (thousands)						
Cost							
Balance at beginning of year	613,099	244,353	24,775	170,097	33,723	17,689	1,103,736
Additions during the year	334,846	70,140	-	10,810	829	1,329	417,954
Foreign currency translation adjustments	57,195	-	-	1,685	-	-	58,880
Sales and disposals during the year	(6,066)	-	-	(99,966)	(26,194)	(7,908)	(140,134)
Balance at end of year	999,074	314,493	24,775	82,626	8,358	11,110	1,440,436
Accumulated depreciation and Amortization							
Balance at beginning of year **	27,412	-	1,510	147,266	28,270	13,113	217,571
Additions during the year	54,820	-	622	7,384	1,049	779	64,654
Foreign currency translation adjustment	6,802	-	-	798	-	-	7,600
Sales and disposals during the year	(5,627)	-	-	(99,432)	(26,194)	(7,628)	(138,881)
Balance at end of year	83,407	-	2,132	56,016	3,125	6,264	150,944
Net balance at December 31, 2001	915,667	314,493	22,643	26,610	5,233	4,846	1,289,492
Net balance at December 31, 2000 **	585,687	244,353	23,265	22,831	5,453	4,576	886,165

* Including hotel equipment

** Reclassified.

(i) During 2001 and 2000, the Company wrote off fully depreciated assets amounting to NIS 135,901 thousand and NIS 2,016 thousand, respectively.

Note 12 - Fixed Assets, Net (cont'd)

B. The fixed assets include:

	December 31, 2001	December 31, 2000
	Adjusted NIS (thousands)	
Financial expenses capitalized to the cost of building since acquisition by the Company	65,347	16,378

The annual capitalization rate applicable to the non-specific borrowing cost is 14% (2000 - 7%).

C. According to applicable laws, the Belgian Hotel owned by Astrid Plaza NV ("AP"), is entitled to a subsidy from the Belgian Government, in respect of investments in fixed assets. The amount of the subsidy claimed by AP in accordance with these laws was BF 73.8 million, of which BF 36.9 million were already granted. During the year 2000, the Belgian authorities informed AP that the amount of subsidy to which it was entitled, was only BF 24.6 million. This notice was sent to AP by the Belgian authorities as a result of a dispute as to AP's classification. Consequently, the fixed-assets balance at December 31, 2001 increased by BF 49.2 million (NIS 4.8 million).

D. Composition of lands and buildings, classified between ownership and leasing rights:

	Consolidated			
	December 31, 2001			
	Hotels	Commercial center in Israel (2)	Others	Total
	Adjusted NIS (thousands)			
Ownership (1)	824,575	-	21,373	845,948
Leasing rights (2)	91,092	314,493	1,270	406,855
	915,667	314,493	22,643	1,252,803

(1) The ownership rights are mostly recorded in the name of consolidated subsidiaries, which own the rights in the land and, in part, are undergoing various registration proceedings.
(2) The leasing period extends over 49 years plus a renewal option for an identical period, ending in 2086 and subject to the lessee's fulfillment of the terms of the lease.

E. Investments in long term leasing rights in Ma'a lot - see Note 22.A.3.

F. Annual depreciation rates - see Note 2.J.

G. See Note 22 for information relating to the pledging of fixed assets.

Note 13 - Other Assets, Net

Consist of the following:

	Cost	Accumulated Amortization	Net balances as of December 31, 2001	Net balances as of December 31, 2000
	Adjusted NIS (thousands)			
Pre-opening hotel expenses	10,751	3,261	7,490	1,508
Expenses for obtaining loans	713	475	238	616
Project development costs	3,030	-	3,030	2,066
Cost of obtaining long term leases	442	-	442	-
	14,936	3,736	11,200	4,190

Note 14 - Short-Term Credits

Consist of the following:

	December 31, 2001				
Linkage base	NIS (unlinked)	U.S.$	Euro	Pound sterling	Total
Interest rate	11%	2.7%-4.4%	5.9%	5.6%-6.3%	
	Adjusted NIS (thousands)				
Credit from banks	345	-	1,819	2,760	4,924
Short-term loans (1)	-	45,585	137,305	98,680	281,570
	345	45,585	139,124	101,440	286,494
Current maturities of long-term debts					133,190
					419,684

	December 31, 2000				
Linkage base	NIS (unlinked)	U.S.$	Euro	Pound sterling	Total
Interest rate	16%	5%-7%	5%	7.15%-7.75%	
	Adjusted NIS (thousands)				
Credit from banks	1,156	-	1,112	-	2,268
Short-term loans	-	85,554	133,852	62,207	281,613
Others	-	211	-	-	211
	1,156	85,765	134,964	62,207	284,092
Current maturities of long-term debts					69,123
					353,215

Regarding pledging, see Note 22.

(1) The balance includes a loan of NIS 249 million received by the Company from an Israeli bank and in respect of which the Company agreed to provide additional security (see Note 22.B). Within the framework of the negotiations between the Company and the bank for establishing a long-term credit line, the bank agreed to schedule the loans, together with the deposits provided as security, for repayment over 10 years, subject to providing additional, agreed-upon, security. The agreement in respect of that long-term credit line has not yet been finalized; nevertheless, the companies' managements believe, based on the understandings reached with the bank, that the loan balance would in fact be scheduled on a long-term basis.

Note 15 - Accrued Liabilities and Deferred Income

Consist of the following:

	December 31, 2001	December 31, 2000
	Adjusted NIS (thousands)	
Employees	**19,562**	16,058
Institutions	**3,242**	5,270
Accrued liabilities and provisions related to the NM, MRI and CT Sale Transactions	**131,537**	150,505
Accrued liabilities in respect of purchase of fixed assets	**6,955**	8,171
Deferred interest	**759**	2,852
Accrued liabilities and provisions for services	**18,842**	40,507
Related parties	**2,610**	5,948
Others	**10,567**	11,855
	194,074	241,166

Note 16 - Advance From Customer, in respect of Project in Progress, net

Consist of the following:

	December 31, 2001	December 31, 2000
	Adjusted NIS (thousands)	
Advance	**30,167**	30,167
Amount charged to the statements of operations	**28,723**	19,125
	1,444	11,042

Note 17 - Long-Term Debts

A. Consist of the following:

	December 31, 2001	December 31, 2000
	Adjusted NIS (thousands)	
Loans from banks and financial institutions (i)	686,053	617,796
Accounts payable	11,143	15,211
Deferred interest	733	1,279
Lease commitments	625	2,092
Others	33	-
Total	698,587	636,378
Less current maturities	133,190	69,123
	565,397	567,255

(i) Linkage base and interest rates as of December 31, 2001:

Linkage base	Interest rates %	Adjusted NIS (thousand)
U.S.$	2.7% - 4.5%	367,106
EURO	4.9% - 5.5%	91,799
Pound Sterling	5.4% - 5.5%	224,936
S.A. Rand	5%	2,212
		686,053

B. The aggregate maturities of long-term debt as of December 31, 2001, are as follows:

	Adjusted NIS (thousands)
2002	133,190
2003	14,887
2004	15,347
2005	15,337
Thereafter	265,802
Undetermined (i)	254,024
	698,587

(i) Includes a bank loan of NIS 243 million which the Company placed a deposit of equal amount as security. The bank agreed to refrain from any repayment demand so long as a deposit of an identical amount secures the loan.

C. Pledging - see Note 22.

Note 18 - Liability for Employee Severance Benefits, Net

A. Liabilities for employee severance benefits consist of the following:

	December 31, 2001	December 31, 2000
	Adjusted NIS (thousands)	
Provision for severance pay	2,735	5,997
Less - deposits in approved funds	1,543	3,776
	1,192	2,221

B. **In Israel:**

Under Israeli law, the Company is required to make severance payments to dismissed employees. For 64 employees, including officers, the Company exchanges its obligations for severance payment and pension by payment of premiums to an insurance company under an approved plan. For other employees, the Company's liability for severance payment is fully provided for. The deposits in approved funds include income and linkage increments thereon.

Effective April 1, 1980, the general collective agreement regarding comprehensive pensions in industry, entered into by the Israeli Industrialists Association, the Histadrut (the General Union of Labor in Israel) and Mivtachim (pension fund), applies to the Company and its employees referred to above other than those who have elected not to participate. According to this agreement, the Company is obligated to contribute to a comprehensive pension program in order to secure a pension for such employees. The agreement provides that part of the Company's contributions operate in lieu of liability to pay severance in respect of the period commencing from the date when employees joined the program. Full provision has been made in the financial statements for the liability of the Company for severance payments to such employees prior to their joining the program.

C. Within the framework of the employee-transfer agreement from EIL and from companies in the Control Centers Group ("the transferring companies") to the Group companies ("the transferred companies"), which was carried out together with the transfer of the rights outlined in Note 30, the transferred companies undertook to bear responsibility in connection with the employment of these workers, i.e., the payment of their wages, fringe benefits as well as severance pay. Based on the agreement, computation of severance-pay also takes into account the service period with the transferring companies. The transferring companies also agreed to deposit on behalf of the transferred companies all amounts due to be deposited with the insurance companies and/or pension funds and/or savings funds and/or in any other way, up to the determining date, in respect of any labor law or agreement made with the employees. The transferring companies assured the transferred companies that the deposited amounts would fully cover any severance-pay liabilities due to the employees in respect of their employment with the transferring companies. Any severance-pay liability arising subsequent to the determining date would be borne by the transferred companies. As of the issuance date of the financial statements part of the severance-pay funds and the amounts deposited by the transferring companies (amounting to NIS 0.7 million) had not yet been transferred to the name of the transferred companies.

D. **Abroad:**

A liability of foreign consolidated subsidiaries for severance pay to their employees, pursuant to the laws of the countries in which these companies reside and the labor agreements in effect, is ordinarily covered by current payments to government agencies with respect to the voluntary or involuntary termination of employment, as well as by regular payments to insurance companies for pension benefits and by the balance-sheet accrual.

Note 19 - Share Capital and Stock Options

A. Share capital

Consist of the following:

	December 31, 2001			December 31, 2000		
	Authorized	Issued *	outstanding	Authorized	Issued	Outstanding
Number of ordinary shares of NIS 0.05 par value	**24,000,000**	**17,468,143**	**16,690,643**	24,000,000	16,690,643	16,690,643

* Net of 25,000 shares returned from recipient.

B. Share Incentive Plan

In October 2001, the Company approved an issuance of up to 850,000 ordinary shares (constituting 5% of the Company's issued and outstanding shares) to directors and employees of the Company, and also employees of the Europe Israel Group which provide services to the Company.

On December 14, 2001 the Company granted, through a trustee, 365,000, 357,500 and 80,000 shares to directors of the Company, employees of the Company and employees of EIL respectively.

The vesting of the options will occur ratably over a two or three years period (50% or 33% of the shares will be released at the end of each year) from the allotment date and subject to the recipients' continued employment, however, immediate vesting will arise upon a termination of employment entitling the recipient to severance payment. In consideration of each share, the recipients will pay an amount equal to the closing price of the Company's shares on the last day of trading prior to issuance (NIS 15.65 per share).

To finance payment of the issuance proceed, the Company will loan the recipients an amount equal to the full acquisition price of the shares, bearing interest at 6% per annum and repayable after 5 years from the date of grant not eligible for early repayment. The shares will be used as the sole, non-recourse security for repayment of the loan. Notwithstanding the foregoing, should a recipient elect to transfer or to sell any portion of the offered shares vested, the recipient will be required to provide, as security for payment of the loan, an interest bearing deposit equaling the portion of the outstanding amount of the loan. Any tax resulting from the interest rate on the loan will be paid by the Company. However, the Company will not pay tax if imposed in respect of the allotment of these shares and their eventual sale to third parties.

Each of the recipients shall have voting rights only in respect of vested shares.

In the event that the Company declares payment of a cash dividend, and on the record date for the payment of such cash dividend, offered shares are held by the trustee for the recipients (including offered shares not yet vested), then the Company shall transfer to the trustee, in favor of the recipients, cash dividends in proportion to the amounts of offered shares held by the trustee in favor of the recipients, after withholding any applicable tax at source. The trustee shall transfer the cash dividends to the recipients pro-rata to their holdings, regardless as to whether their right to receive the offered shares has vested.

The outstanding employee shares are as follows:

Note 19 - Share Capital and Stock Options (cont'd)

	December 31, 2001
	Number of ordinary shares
Authorized for grant	850,000
Granted during the year	(802,500)
Returned	25,000
Balance of shares authorized for grant	72,500

C. **Stock options -**

The Company has a key employee share incentive plan (the "Plan"). Under the terms of the Plan, the Company is authorized to grant 800,000 options for the total of 800,000 ordinary shares to key employees.

The exercise price under the options is payable over a period of three years at a price equal to the average fair market value in New Israeli Shekels (in U.S.$ in the case of grantees outside Israel) on the month prior to the date of the grant. The options are for a five-year term and are generally exercisable at the rate of one third of the total grant for each completed year of employment, commencing one year from the date of the grant.

Details of the options granted are as follows:

Date of granting	Number of options granted (ii)	Original Exercise price (i)
		U.S.$
May 9, 1995	580,000	9.750
May 9, 1996	120,000	14.15
September 24, 1996	10,000	9.250
July 1, 1997	92,000	8.170
July 7, 1998	80,000	7.080

(i) In 1997, the Board of Directors amended the terms of the Plan in respect of 680,000 options granted in previous years. According to the amended terms, the grantees are entitled to elect either to keep the original terms of the option or to reduce the exercise price to U.S.$ 6.3875 and to consider the amended date as the date of grant.

(ii) Include 82,000 options which were returned and re-granted.

Stock option activity during the periods indicated is as follows:

	Number of Stock options	Weighted-average Exercise price
		U.S.$
Balance at December 31, 1998	410,896	6.57
Exercised	(342,230)	6.57
Returned to pool	(5,000)	7.46
Balance at December 31, 1999*	63,666	6.47

Exercised	(41,000)	6.43
Balance at December 31, 2000 *	22,666	6.54
Expired	21,666	6.47
Balance at December 31, 2001 *	1,000	8.17

* All of the options are fully vested.

D. As for the Company's commitment to maintain a minimal shareholders' equity - see Note 22.A.6.

Note 20 - Income Taxes

A. The provision for income taxes consist of the following:

	Year ended December 31,		
	2001	**2000**	**1999**
	Adjusted NIS (thousands)		
Current	**4,536**	3,108	14,542
Deferred	**615**	1,326	486
Over provisions on account of prior years	**-**	(3,888)	-
	5,151	546	15,028

B. Tax laws applicable to the major Group companies in their country of residence

(1) Israel

a. The Company and its Israeli subsidiaries are subject to income tax under the provisions of the Income Tax Law (Inflationary Adjustments), 1985, which introduced the concept of measuring results for tax purposes on a real basis, according to the changes in the CPI.

b. Under the Law for the Encouragement of Capital Investments, 1959, certain production facilities of the Company have been granted "Approved Enterprise" ("AE") status in respect of various approved plans. Income derived from such AE is subject to reduced tax rates (up to 25%) for a period of up to 10 years, beginning with the year in which each enterprise first generates taxable income. As of the balance sheet date one approved plan of the Company is still eligible for reduced tax rate. The period benefits will expire in the year 2005. In addition, the Company's plant in Ma'alot, was granted a permit for an expansion plan in a scope of approximately NIS 13 million in a grant route including tax benefits as well as a grant at a rate of 30% of investments.

Tax benefits in such course allow for tax exemptions on income deriving from the authorized plant for the initial two years commencing the first year in which the Company has a taxable income and a reduced tax rate of 25% for the 5 years thereafter.

The benefits granted under these programs are contingent upon the fulfillment of the conditions stipulated in the law, and the regulations there under and the approval documents based on which the investment had been carried out. In the event of failure to comply with these conditions the benefits may be cancelled, and the Company may be require to refund the amount of benefits, previously received in whole or in part, with the addition of linkage differences and interest.

A distribution of a cash dividends out of tax-exempt income of the AE would impose on the Company an additional tax of 25% in respect of the amount distributed.

The said tax addition has not been included in these financial statements due to the Group's policy to avoid dividend distribution which may result additional tax to the Group.

Note 20 - Income Taxes (cont'd)

(2) U.S.A

a. A non-U.S. company may (under certain conditions) be deemed for U.S. income tax purposes as a Passive Foreign Investment Company ("PFIC") on the basis of an "income test" and an "assets test", as determined by the IRS. Once so defined, the U.S. shareholders may be subject to additional taxes upon the distribution of earnings or assets and/or upon their realization of their holdings in such a defined company. Following the Sale Transaction and due to the Company's entry into other areas of activity, the management of the Company believes - based on advice received for this matter - that in light of existing indications, it may not - under the circumstances - be considered as a PFIC. Nevertheless, there is no certainty that the company's position would prevail with the IRS.

B. Tax laws applicable to the major Group companies in their country of residence (cont'd)

b. US tax laws set limitations on the utilization of carry-forward tax losses in companies that have undergone a material change in ownership. Accordingly, if the transfer of the EMI shares to EIL is defined as a material change in ownership of the Company, then the ability to utilize the accumulated tax-losses of a U.S. consolidated subsidiary against future income would be limited considerably. No deferred income taxes have been recorded for those accumulated tax losses.

(3) Holland

a. Corporate tax applicable to companies incorporated in the country - 35%.

b. Under the "Participation Exemption", a dividend received by a Dutch company in respect of an investment in shares of other companies is exempt from corporate tax in Holland. A capital gain derived upon the sale of the shares of an investee company would be exempt from tax, subject to the fulfillment of the following conditions:

(1) The company holds at least 5% of the share capital of the investee.
(2) The investing company and the investee are not investment funds as defined by Dutch law.
(3) The investment is not held as inventory.

Four additional criteria are required for an exemption in respect of an investment in foreign companies:

(1) The profits of the investee must be taxed in its country of residence.
(2) The investment is not carried out within the framework of an investment portfolio.
(3) The investee is an active company.
(4) A subsidiary acting as the financier must be active and meet additional conditions.

Capital losses cannot be offset unless the investee had been liquidated, under certain conditions.

(4) Jersey

a. A company with an international commercial activity:

- Income from operating activities is subject to tax at the rate of 30%.
- Income from international activity (including receipt of dividends) would be taxed at rates ranging from 0.5% to 2%.

Note 20 - Income Taxes (cont'd)

- Capital gains would be exempt from tax.
- Dividend received would be subject to tax at rates ranging from 0.5% to 2%.
- Distributed dividend would be exempt from tax.

b. A company without an international commercial activity:

- Income except for bank interest (if not earned in Jersey), in excess of a fixed annual amount of pound sterling 600 is exempt from tax.
- Income derived in Jersey except for bank interest would be taxed at 20%.
- Capital gains would be exempt from tax.
- A dividend received would be subject to tax of 20%.
- A dividend distributed from profits gained in Jersey will be entitled to tax credit of 20%.

B. Tax laws applicable to the major Group companies in their country of residence (cont'd)

(5) England

a. A company resident of England:

- Operating income and capital gains would be subject to tax rates ranging from 10% to 32.5%, subject to the level of profitability.
- Dividends received are exempt from tax.
- No tax credits are given for dividends distributed.

b. A non-resident company having an investment activity in property in England:

- Net rental income from leasing buildings in England would be taxed at 22%.
- Capital gains are exempt from tax.

(6) Belgium

The corporate tax applicable to income of Belgian-incorporated corporation is approximately 40%. Dividend paid out from such income is subject to an additional tax of 25%, other than a dividend received by companies incorporated in Belgium or in the EU, whose holding rate in the Belgian company is at least 25%.

(7) Hungary

The corporate tax rate applicable to income (including capital gains) of consolidated subsidiaries incorporated in the country is 18%. Dividends paid out of these profits are taxed by an additional 5%, subject to the terms of the relevant treaty for the prevention of double taxation.

(8) Romania

Corporate income tax is payable by resident legal entities and non-resident entities with permanent establishments in Romania. The corporate income tax rate is generally 25% but may be as much as 50% on profits from certain activities. Dividends paid to resident and non-resident companies are subject to a final withholding tax of 10%, unless reduced double taxation treaty rates apply for non-residents. Capital gains are generally treated as ordinary business income.

Note 20 - Income Taxes (cont'd)

C. Reconciliation of the theoretical tax expense and the actual tax expense

A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate of 36%, for the years ended December 31, 2001, 2000 and 1999, applicable to the income of companies in Israel, and the actual tax expense, is as follows:

	Year ended December 31,		
	2001	2000	1999
	Adjusted NIS (thousands)		
Earnings before taxes on income as reported in the consolidated statements of operations	**67,669**	37,909	5,535
Statutory tax rate	**36%**	36%	36%
Theoretical tax on the above amount	**24,360**	13,647	1,993
Theoretical tax effect on losses (earnings) of non-Israeli subsidiary companies	**(9,129)**	(2,913)	(12,407)
Tax loss carryforwards from prior years for which deferred taxes were not created and which were utilized during the current year	**(6,060)**	(1,484)	-
Decrease in taxes resulting from permanent differences - net	**(10,171)**	(7,469)	(16,620)
Capital gain from sale of investments and assets, net	**(3,112)**	(1,442)	-
Increase in taxes, resulting from unrecorded deferred tax, net	**1,131**	582	13,262
Taxes in respect of prior years	-	(3,888)	-
Increase (decrease) in taxes arising from differences between NIS adjusted for tax purpose and for the financial statements	**3,770**	-	13,442
Provision for taxes on income of the Company and Israeli subsidiary companies	**789**	(2,967)	(330)
Provision for taxes on income of non-Israeli subsidiary companies	**4,362**	3,513	15,358
Total provision for taxes on consolidated income of the Company	**5,151**	546	15,028

Note 20 - Income Taxes (cont'd)

D. (1) Significant components of the Company's net deferred tax assets and liabilities are as follows:

	December 31, 2001	December 31, 2000
	Adjusted NIS (thousands)	
Deferred tax assets:		
Net operating loss, carryforward	**116,020**	145,943
Others (i)	**42,397**	57,321
	158,417	203,264
Valuation allowance for deferred tax assets	**(146,210)**	(191,478)
	12,207	11,786
Deferred tax liability:		
Excess of tax over book depreciation (ii)	**18,824**	4,694
Timing differences in respect of recognition of finance expenses	**938**	1,150
Net deferred tax liabilities	**19,762**	5,844
Net deferred tax assets (liabilities)	**(7,555)**	5,942

(i) Primarily in connection with costs relating to the sale of Businesses transactions, see Note 27.
(ii) Included NIS 12,547 thousands on account of investment in a consolidated company.

(2) Deferred taxes are presented in the consolidated balance sheet as follows:

	December 31, 2001	December 31, 2000
	Adjusted NIS (thousands)	
Within current assets	**32**	310
Within non-current assets	**9,593**	8,999
Within non-current liabilities	**17,180**	3,367

E. **Final tax assessments:**

The Company has received final tax assessments through 1998. Some of the Group companies abroad have received final tax assessments from 1996 to 2000 while some have not yet been assessed since incorporation.

Note 21 - Business Segments

A. Data regarding business segments

	Commercial and entertainment center		Hotels		Sub-assemblies and components (i)		Venture capital investee		Consolidated	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
	Adjusted NIS (thousands)									
Revenues from sales and Services	9,598	19,125	133,245	101,496	376,475	365,141	-	-	519,318	485,762
Operating income (loss)	2,386	1,994	4,211	11,871	19,214	12,204	(3,809)	(388)	22,002	25,681
Unidentifiable expenses									17,367	22,245
Total operating income									4,635	3,436
Financing income (expenses), net									62,284	(17,591)
Other income, net									750	52,064
Income before income tax									67,669	37,909
Income taxes									5,151	546
									62,518	37,363
The Company's share in net earning (losses) of affiliated companies	-	-	-	-	-	6,668	(9295)	(3,102)	(9,295)	3,566
Minority interest in loss of subsidiary, net									1,233	-
Net income									54,456	40,929
Supplemental information										
Identifiable assets	* 317,093	*247,222	**987,691	** 635,565	186,968	164,104	30,790	7,292	1,522,542	1,054,183
Unidentifiable assets									766,779	1,036,820
Investments in affiliated companies	-	-	-	-	-	-	-	60,558	-	60,558
									2,289,321	2,151,561
Identifiable liabilities	8,856	17,739	36,613	74,028	100,092	72,233	1,906	419	147,467	164,419
Un identifiable liabilities									1,193,132	1,108,008
									1,340,599	1,272,427
Capital investments	71,103	44,707	305,954	147,337	1,757	1,646	567	-	379,381	193,690
Corporate capital investments									3,882	7,618
									383,263	201,308
Depreciation and amortization	84	33	18,557	10,654	3,365	4,746	61	-	22,067	15,433
Corporate depreciation and amortization									1,932	12,748
									23,999	28,181

(i) Mainly for medical imaging equipment.
* Assets under construction.
** Including assets under construction amounting to NIS 86,314 thousand and NIS 76,246 thousand as of December 31, 2001 and December 31, 2000, respectively.

Note 21 - Business Segments (cont'd)

A. Data regarding business segments (cont'd)

	Commercial and entertainment center	Hotels	Sub-assemblies and components (i)	Venture Capital investee	Consolidated
	1999	1999	1999	1999	1999
	Adjusted NIS (thousands)				
Revenues from sales and Services	-	26,072	313,819	-	339,891
Operating income (loss)		1,852	(8,267)	-	(6,415)
Unidentifiable expenses					13,371
Total operating loss					(19,786)
Financing income, net					28,395
Other income expenses, net					(3,074)
Income before income tax					5,535
Income taxes					15,028
					(9,493)
The Company's share in net earning of affiliated companies					7,670
Net Loss					(1,823)

B. Segments classified by geographical markets

Consist of the following:

	Revenues from sales and services		
	Year ended December 31,		
	2001	2000	1999
	Adjusted NIS (thousands)		
Western Europe	**115,266**	112,374	32,094
Israel	**373,721**	372,070	303,524
Others	**30,331**	1,318	4,279
	519,318	485,762	339,891

	Identifiable assets		Capital investment	
	Year ended December 31,		Year ended December 31,	
	2001	2000	2001	2000
	Adjusted NIS (thousands)		Adjusted NIS (thousands)	
Western Europe	**771,526**	613,677	**143,343**	137,852
Eastern and central Europe	**205,577**	17,390	**162,611**	9,485
Israel	**543,128**	423,501	**75,984**	46,353

Note 21 - Business Segments (cont'd)

C. (1) **Supplemental information regarding the main investments in the Hotels' segment**

Hotel name		Rights (direct and indirect) %	Location	Nature Of rights
Active hotels:				
Victoria Amsterdam	("VHA")	50	Amsterdam, Holland	Ownership
Utrecht Park Plaza	("PPU")	50	Utrecht, Holland	Leased (1)
Astrid Park Plaza	("APP")	100	Antwerpen, Belgium	Ownership
Shaw Park Plaza	("SPP")	35	London, England	Ownership
Sherlock Holmes Park Plaza	("HPP")	45	London, England	Subleased (2)
Victoria Park Plaza	("VPP")	50	London, England	Ownership
Sandton Park Plaza	("PPS")	33.3	Johannesburg, S.A.	Ownership
Bucuresti Hotel	("BPP")	66.2	Bucharest, Romania	Ownership
Under construction and/or land designated for hotel construction:				
River Bank Park Plaza	("RPP")	45	London, England	Leased (3)
Andrassy - building designated for renovation	("Andrassy")	50	Budapest, Hungary	Ownership

(1) The leasing rights were acquired from the Municipality of Utrecht for an unlimited period of time, with the leasing cost reflecting a capitalization of leasing fees for a 50-year period (until 2036). In addition, the execution of any change in the use of the land or the demolition of a building thereon requires approval as aforementioned. The lessee cannot terminate the leasing rights. The Municipality may terminate the leasing rights, only if it determines that the land is required for public needs or if a court rules that the lessee did not fulfill its undertakings under the terms of the lease.

(2) For a period of 99 years (commencing 1996), in exchange for pound sterling 450 thousand annually, adjusted every five years on the basis of "open market value". The company holding the property Grandis Netherland Holding B.V. ("Grandis"), has an option exercisable at the end of a 3 year period commencing from the agreement date, to notify the owners as to either the extension of the sub lease period up to 125 years or the purchase of the owner rights in the main lease. Furthermore, Grandis has the option to terminate the lease at year 2059 with an early notice of 2.5 years. A Red Sea Group company ("guarantor") guaranteed fulfillment of all undertakings of Grandis as if it was a party to the agreement. The guarantee contains a provision, by which, in the event the guarantee is exercised, the land-owners may require the guarantor to assume Grandis' position as a lessee. Two documents were signed between the guarantor and B.H., which regularize the indemnification procedures amongst them, in relation to the said guarantee. The parties will endeavor to substitute the guarantee provided by the guarantor.

Note 21 - Business Segments (cont'd)

C. (1) Supplemental information regarding the main investments in the Hotels' segment

(3) For a period of 125 years (commencing 2001), in exchange for pound sterling 500 thousand per annum, adjusted each five years based on the CPI in England. Several previous rights exist on this property, as well as benefit-links of various authorities,

Note 21 - Business Segments (cont'd)

contingent upon which the leasing of the property had been carried out; based on the framework agreement, the lessee is disallowed to assign his rights to a third party without the lessor's consent; taxes, surcharges and fees related to the property will be paid by the lessee; in any event of breach of contract by the lessee, the lessor would have the right to forfeit the property in accordance with the terms stipulated in the agreement; in cases when the lessor receives a proposal for the acquisition of the ownership rights in the property, the lessee shall be entitled to have the right for initial purchase refusal.

(4) Planned.

(5) Including 150 apartments for tenancy.

(6) Andrassy was served with a lawsuit by a tenant of the property, claiming the invalidity of the acquisition of the property based on him not being notified about the acquisition, in accordance with a right of first refusal he claims to own. In 2002, the courts ruled that the claimant had no right of first refusal. The ruling may be appealed within the time limit as provided for by the law.

C. (2) a. General

In September 1999, the Company purchased the European hotel division. See note 30.B.

b. Additional information concerning investment in investee companies

(1) Victoria Hotel C.V. – a limited partnership ("VHCV")

The Victoria Hotel in Amsterdam is owned by a limited partnership registered in Holland. VHCV is held by a subsidiary of the Company ("VEII") and an additional company, a member of the Red Sea Hotels Group – 50% (directly and indirectly) by each party (both jointly below – "the Limited Partnership"). VHRI – a company owned by the Limited Partnership – is the general partner in the partnership and manages, by virtue of an agreement , VHCV's business.

The limited partners in the VHCV Limited Partnership, which serve as directors in VHRI, may be held jointly and severally liable for the obligations of the limited partnership.

(2) Euston Road Hotel Ltd. ("ERH")

The London Shaw Park Plaza Hotel is owned by Euston Road Hotel Ltd. ("ERH"). ERH (incorporated in the Jersey Islands), is a company wholly owned by a company also incorporated in Jersey ("ERP") 35% of whose share capital is held by B.H., a further 35% by the Red Sea Hotels Group, and the balance (30%) by a third party

Note 21 - Business Segments (cont'd)

(hereinafter – "the Shareholders"). ERP also holds the shares of the hotel's operating company ("ERO").

The shareholders and companies controlled by them are bound by the terms of an agreement which governs, among other things, the terms of the shareholdings in ERP. The agreement stipulates that each shareholder is entitled to appoint up to two directors, with each director having a voting right in proportion to the number of shares held by the shareholder appointing and proportionally to the number of directors

representing that shareholder present at the meeting with no casting vote being given to the Chairman of the Board or the Chairman of the General Meeting, as appropriate. Decisions relating to the companies' budgets require the agreement of all the shareholders. The resolutions of the Board of Directors and at General Meetings require a majority vote although it has been resolved that several significant issues require a unanimous decision.

Plaza Hotels Europe Ltd. ("the management company") has an option to acquire 10% of ERP's share capital (owned by the Company and the Red Sea Group, in proportion to their holdings – 5% each). This is to be in consideration for the provision by it of 10% of total shareholders' investments, up to the option exercise date. The option remains exercisable up to September 30, 2002. Upon exercise, B.H.'s holdings in ERP would be diluted to 30%.

C. (2) b. Additional information concerning investment in investee companies (cont'd)

(3) Grandis Netherlands Holding B.V. ("Grandis")

B.H. holds 45% of the rights in Grandis, a Dutch corporation holding a sublease interest in the "Sherlock Holmes Hotel", an operational hotel in London. A further 45% of the remaining rights are held by a Red Sea Group subsidiary, with the balance of 10% held by a management company.

The shareholders of Grandis have agreed that the shares held by the management company would not carry any voting rights. In order to achieve this, the management company has granted B.H. and the Red Sea Group subsidiary a power of attorney to vote jointly in its name and in the name of the management company in every shareholders meeting and in every matter requiring the decision of shareholders. B.H. is entitled to appoint one director (of two) in Grandis.

(4) Albert Hotel Ltd. ("Albert")

B.H. holds 45% in Albert, a Jersey-incorporated company which holds the leasing rights of land on the banks of the London Thames. An additional 45% is held by the Red Sea Group and the remaining 10% is held in trust for the management company.

The shareholders of Albert agreed that the shares to be held by the management company would lack any voting rights; therefore, until Albert's bylaws are modified

Note 21 - Business Segments (cont'd)

with consent, the trustee will act on these shares in accordance with the joint instructions of B.H. and the Red Sea Group.

(5) Park Plaza Hotel (Sandton) (PTY) Ltd. ("Sandton")

B.H. owns (through a company incorporated in Holland) 33.3% of the rights in a hotel operating in South Africa, which is in turn owned by Sandton. The remaining rights are held (indirectly) by the Red Sea Group and another company (which is a related

party to the management company) (33.3% to each party) (hereinafter together – "the Shareholders").

The agreement establishing the Dutch incorporated holding company stipulates that each party has the right to appoint one director and that the resolutions of the Board of Directors and the General Meetings will be passed by a majority vote; however, it was resolved that certain key matters would require a unanimous decision.

The parties to the agreement are entitled to and are liable for in equal shares all the rights and obligations connected with and/or relating to the hotel, to Sandton and to the hotel's operating company, and this includes, inter alia, the obligation to provide credit, guarantees or shareholders' capital, as necessary for the acquisition and/or operation of the hotel.

C. (2) b. Additional information concerning investment in investee companies (cont'd)

(6) SC Bucuresti Turism S.A. ("Bucuresti")

i. B.H. holds all the rights (in capital, voting and the rights to appoint all directors) in a company (incorporated in Holland) which holds, indirectly – through a wholly owned and controlled company, incorporated in Romania ("Domino") – 66.18% of Bucuresti. Bucuresti owns a complex including a hotel situated in the center of Bucharest, Romania ("the Bucuresti Complex"). Bucuresti was purchased through a privatization tender published by the State Ownership Fund of the Romanian government ("SOF"). The tender procedure was approved by a decision of the Supreme Court of Romania. The cost of the acquisition of the rights in the complex (including related costs of the purchase) totaled NIS 140 million.

The acquisition of the rights in Bucuresti was carried out within the framework of a memorandum of understanding ("MOU") for the establishment of a joint venture in which 80% of the rights were to be held by B.H. and 20% of the rights by an unrelated third party ("Third Party Shareholder"). Based on the terms of the MOU, B.H. is entitled to receive 100% of Domino's profits to be distributed as dividends up to an aggregate amount of U.S.$ 2 million. Income above this amount will be distributed according to the ratio of holdings (80%; 20%).

In addition, B.H. has a Put option to demand that the Third Party Shareholder increase its percentage shareholding (in accordance with the cost of the full

C. (2) b. Additional information concerning investment in investee companies (cont'd)

investment) from 20% to a level of 50% for the period and on the conditions as agreed between the parties. The parties undertook to finance the renovation of the hotel, should this be required. Should one of the parties not provide the finance in proportion to its share, its holdings will be diluted based on the mechanism to be agreed.

As a result of a dispute which has arisen between B.H. and the Third Party Shareholder, regarding the latter's failure to comply with its obligations to provide an indemnity to B.H. relating to certain matters which are pending against Domino and which derive from events which occurred prior to the execution of the MOU for the purchase of Bucuresti, B.H. is presently holding back the shares of the Third Party Shareholder (20%) in Domino as security for compliance with the indemnity obligations made by the Third Party Shareholder, such that accordingly on the date of publishing of these financial statements, B.H. is formally recorded as the holder of 100% of capital and voting rights in Domino.

The results of this dispute have no effect on the results of operations of B.H. for the year 2001 and/or the amount of its shareholders' equity as of December 31, 2001.

(6) SC Bucuresti Turism S.A. ("Bucuresti") (cont'd)

ii. The acquisition of the controlling rights in Bucuresti, was completed at the end of 2000. However the approval of the directors nominated by B.H., the registration of Domino as a shareholder in Bucuresti, and the adoption of additional decisions solely connected with the transfer of actual control in Bucuresti to B.H., were implemented within the framework of meetings of shareholders which took place in February and March 2001, and which were registered with the Chamber of Commerce in April 2001. Therefore, prior to April 2001 B.H. did not have the ability to manage and control the business activities of Bucuresti, nor did it have the ability to prevent decisions being taken against its wishes by the Board of Directors that was functioning at that time. Consequently, the Company's investment in Bucuresti on December 31, 2000 was included at cost.

iii. As of December 31, 2001 applications are pending before the Supreme Court of Romania, based on procedural contentions only, to cancel the previous decision of a Romanian court, according to which SOF was obligated to carry out the sale of the controlling shareholding in Bucuresti under the privatization tender to Domino. These applications, if accepted by the courts, may result in the cancellation of Domino's rights in Bucuresti.
At this stage, B.H. is unable to estimate the outcome of these proceedings and the possible consequences on Domino's rights in Bucuresti's shares. Nevertheless, based on the opinion of its legal counsel in Romania handling this matter, B.H. is of the opinion, that even if the results of the claims and the applications pending before the Supreme Court in Romania are accepted by the Romanian courts, and even if on the basis of such decision, an order will be made regarding the

Note 21 - Business Segments (cont'd)

cancellation of the rights of Domino in Bucuresti in accordance with the acquisition agreement, Domino will be indemnified by the SOF for the full consideration of its original investment (including proven damages for the above acquisition transaction caused to the company in the Group, plus interest).

iv. There is a criminal investigation presently being conducted which relates to events which occurred prior to the acquisition of control in Bucuresti by B.H., against a number of former officers of the SOF who were involved in the privatization procedures and the sale of the Bucuresti Complex to Domino. Notwithstanding the fact that Domino is not suspected of any criminal acts

whatsoever and is not the subject of these criminal investigations, a "seizure" has been imposed upon Domino's shareholding in Bucuresti in accordance with the provisions of the Romanian Criminal Law, which prevents Domino from realizing the shares until the "seizure" is removed, or until a final judgment is given in the criminal proceedings. Two objections which Domino has submitted against the imposition of the "seizure" have been rejected by the investigating authorities. On the date of approval of these financial statements, Domino is in the process of appealing these decisions to the competent authorities in Romania. The legal advisors of the Company are of the opinion that the process of seizure of the shares is provocative and has no factual or legal basis. Nevertheless, B.H.'s management is unable to evaluate, at this stage, the results of these criminal investigations and their possible effects on Domino's holdings in Bucuresti.

(6) **SC Bucuresti Turism S.A. ("Bucuresti") (cont'd)**

v. Prior to the execution by B.H. of its investment in Domino, the Third Party Shareholder in Domino terminated a certain partnership agreement entered into with an unrelated third party ("Third Party Claimant"), on the grounds that such Third Party Claimant had failed to comply with certain fundamental obligations provided for under the partnership agreement. In consequence of such termination, the Third Party Claimant has filed a claim against Domino in a Romanian court for payment of a commission in the amount of U.S.$ 2.5 million, which it alleges are due and payable to it in terms of the provisions of such partnership agreement to which Domino was a party. In addition, the Third Party Claimant filed a claim to a Romanian court as a result of which the Romanian court has imposed an attachment over the Bucuresti shares held by Domino that prohibits any commercial action connected with these shares. Nevertheless, the attachment does not prevent Domino from exercising its controlling interest in Bucuresti by virtue of its holding such shares. Domino has filed various appeals with the court and an application to cancel the validity of this attachment. The hearings in respect of these applications have been set for June 2002. For these claims the Company has received indemnification from a third party (see (i) above).

In Domino's opinion, on the basis the opinion of its legal counsel , this claim has no legal or contractual basis whatsoever, and therefore no provision for this claim is included in the financial statements.

vi. In the framework of an agreement concluded to set up a joint venture company owned by Bucuresti and a third party, signed prior to the acquisition of Bucuresti by B.H., that third party undertook to invest in the joint venture company an amount of U.S.$ 27 million, and in consideration Bucuresti undertook to transfer the rights in the Bucuresti Complex to the joint venture company. As that third party failed to meet its investment obligations, Bucuresti cancelled the joint venture agreement and submitted an application to the court to liquidate the joint venture company. At this stage the parties are engaged in proceedings which relate only to the authority of the Romanian courts to order the liquidation of the joint venture company, but do not relate to the transfer of the rights of the Bucuresti Complex to this joint venture company. If Bucuresti is compelled to transfer its rights in the Bucuresti Complex to the joint venture company, then the rights in the hotel are liable to be materially prejudiced. B.H.'s management is of the opinion that this is not likely that as a result of the proceedings, Bucuresti will be forced to transfer its rights in the Bucuresti Complex to the said joint venture company.

vii. In addition, various additional proceeding are being conducted in Romania, which may detrimentally affect Domino and/or its shareholders, in the framework of which it is claimed that decisions taken at general meetings of Bucuresti's shareholders were not validly adopted and are not legally binding. In the context of some of the proceedings, Bucuresti is required to return all its rights in the hotel and land on which it has built, and in other proceedings Domino is being sued to return the rights in Bucuresti's shares.
B.H's management is of the opinion, that these claims do not significantly affect B.H.'s rights in and to Bucuresti's shares and in the Bucuresti Complex owned by Bucuresti.

D. Supplemental information regarding the sub-assemblies segment

The sub assemblies segment is involved in producing sub-assemblies for Nuclear Medicine ("NM"), Magnetic Resonance Imaging ("MRI") and Computerized Tomograghy ("CT") systems. This segment is depended on two key customers. Should the key customers reduce their orders from the company, such an outcome would have a material adverse effect on this segment results and its financial condition. The revenues from the sub-assemblies and components segment for the year ended December 31, 2001 include revenues from two key customers constituting 45% and 19% of the total revenues, respectively, (2000 - 47% and 19%, respectively).
The production facilities are also dependent on certain vendors for the production of specific sub-assemblies and components that are integrated parts of the Company's products. Management is of the opinion that the levels of inventory which are kept by the Company would be sufficient to cover the period of time required for the Company to establish, if necessary, a second source for such sub-assemblies and components.

E. Supplemental Information regarding the commercial and entertainment center

The Company's revenue from commercial and entertainment center in this stage are revenue from constructing work. For supplemental information regarding the commercial and entertainment center - see Note 30.C.

F. **Supplemental Information Regarding the Venture Capital Investee**

The Company's investment is carried out through a venture-capital fund, as defined in Standard No. 1 of the Israeli Accounting Standards Board, which deals with the investment and management of high-tech companies in Israel and abroad. These companies - which have not yet attained financial stability - are engaged in R&D activities and are mostly still in their initial (start-up) stages of development the value of the investments is depended on the continuation of the investee companies' activity, which involves certain risks which derive from the nature of their activities, including uncertainty of the success of development and marketing of the product. Therefore, it is difficult to estimate objectively the fair value of most of the investees, due to the lack of a market price. In the fund's management opinion the fair value of this investee isn't lower than its cost.

Note 22 - Commitments and Liens on Assets

A. Commitments

(1) The minimum annual future rental fees under the operating leases, based on prices and terms in effect at December 31, 2001, including renewal options, for periods subsequent to December 31, 2001, are as follows:

Year Ending December 31	Adjusted NIS (thousands)
2002	2,697
2003	2,671
2004	2,384
2005	2,350
2006	2,350
Thereafter	569
	13,021

As for the commitments in respect of the land leasing fees of the Hotel Division, see Note 21.C.

Total rental expenses under the company's operating leases for the years ended December 31, 2001, 2000 and 1999 were NIS 8,347 thousand, NIS 8,015 thousand and NIS 7,967 thousand, respectively.

(2) As of the balance sheet date, the Company has commitments to purchase raw materials in an amount of NIS 104 million.

(3) The Company won a tender bid for the acquisition of long-term leasing rights on land in the vicinity of Ma'alot in the Galilee for a 49-year period, with a renewable option for another 49-year period. According to the terms of the bid, the Company would establish within a period of three years (through the end of 2003) and subject to the receipt of construction permits and other approvals, a 650 residential unit recreation village. In addition, within the framework of the terms of the tender bid, the Company entered into development agreements with the local municipalities and the Israel Land Authority. The Company committed to invest U.S.$ 2.3 million (NIS 10.2 million) in respect of long-term leasing and development of the land infrastructure. The project's total cost is estimated at U.S.$ 45 million. The Company invested NIS 8.3 million (U.S.$ 1.9 million) in the development through December 31, 2001.

Note 22 - Commitments and Liens on Assets (cont'd)

(4) SLS is committed under framework agreements with several entities for the leasing of space in the commercial and entertainment center, currently under construction, for periods of 10 to 20 years (mostly 10). The lease agreements executed by SLS with lessees are generally in standard form, requiring rental fees based on a basic fee per square meter, up to a given level of each lessee's sales volume. The leases also included provisions requiring the lessee's participation in advertising expenses of the commercial center under construction, management fees etc. The lease agreements include anchor leases, which entail the leasing of relatively larger spaces.

(5) In February 2001 the general meeting of Company's shareholders approved its agreement signed with EIL and EMI, retroactively from January 1, 2000 until December 31, 2002 for the allocation of (direct as well as indirect) expenses of the EIL Group internal departments (legal, investments, accounting and taxation). Each party to the agreement is entitled to terminate the agreement at the end of each 12-month period by giving an advance notice to the effect. Under the agreement, the expenses are to be divided so that EIL bears 35%, with the Company and EMI, each, 32.5% (a percentage established by a general estimate of the Group companies' managements, of the actual utilization rate of these departments' services by each of the Group companies on the basis of the results for the first six months of 2000), unless the actual utilization rate deviates by more than 10% from these percentages. Should the deviation be more than 10%, the parties would be charged on the basis of actual-cost allocation.

(6) In connection with the sale of its CT businesses to Philips Medical Systems Technologies Ltd. ("Philips") (Previously Marconi Medical Systems Inc., previously Picker International Inc.), the Company committed not to make distribution of assets by dividend, by cash or in any kind, including extraordinary distribution, liquidation or merge or consolidate with another entity unless, (1) in case of merger or consolidation, the surviving entity assumes the obligation's of the Company to Philips and (2) in case of a merger, consolidation or distribution the combined net tangible assets will be not less than: U.S.$ 100 million for fiscal year 2001 and U.S.$ 50 million for fiscal year 2002. Subsequent to December 31, 2002 there are no restriction on mergers, consolidations, or distributions; provided, however, should claims be asserted by Philips in excess of U.S.$ 10 million no reduction in net tangible assets shall occur until all such claims are resolved.

In connection with the sale of its NM and MRI businesses to GEMS, the Company committed to maintain net worth equal to or greater than U.S.$ 30 million in 2001 decreasing by U.S.$ 10 million per year through year 2003 and that through the period from the closing date through December 31, 2003, will not make any distribution of assets, including cash and other working capital if the net worth of the Company immediately after such distribution will not exceed the minimum net worth amount required for the Company to have for the applicable year.

(7) B.H. was granted an option from the management company, exercisable until June 30, 2002, to purchase from the management company 33% of its ownership and controlling rights in a company under its ownership, which was incorporated to acquire the business (including hotel management agreements, management rights, rights to use trade names, etc.) of the Park Plaza chain in Europe (hereinafter "the acquired company"). As part of the agreement, B.H. granted the management company a loan of U.S.$ 5 million, which is convertible into shares of the acquired company (in the event the option is exercised) or repayable (in the event the option is not exercised). B.H. received no security for this loan.

Note 22 - Commitments and Liens on Assets (cont'd)

The scope of B.H.'s investment may increase by U.S.$ 2.25 million, if and to the extent that this amount is required for the purchase of other assets by the acquired company. The management company has an option, exercisable up to the end of one year (through June 2002) or at any time in the event of disagreement between the parties regarding the management company's rights, to acquire the part of B.H., in consideration for the refund of the cost of the B.H.'s original investment.

A. **Commitments (cont'd)**

(8) **Hotel management and consultation agreements**

a. **Hotels in Holland (owned by VHCV and Utrecht Victoria Hotel B.V. ("UVH")), a hotel in Belgium (owned by AP) and hotels in England (owned by ERH, Grandis and Alora)**

The Management Company owns the concession to use the Park Plaza brand name and to operate hotels under its management system.

The hotels are directly managed by the management company, in return for an annual fee of 7% of the operating profit. The companies also share in the necessary expenses incurred by the management company in the performance of its contractual obligations. Should the companies sell the hotels owned by them or should the control in any one of them be transferred to a third party, the companies are to pay the management company an amount calculated as being 7% of the operating profit of the year preceding that sale or transfer. In such case, VHCV is also to pay 2.5% of any gain derived from the sale of the hotel.

With regard to the hotel owned by AP, it has been agreed that should the operating profit of the hotel be less than BFR 70,000 thousand (NIS 6,776 thousand) during each of the first 5 years, then the management company undertook to pay an amount equal to the difference between that amount and the amount of the actual operating profit. Implementation of this condition has been postponed by agreement of the parties, and the parties are discussing amending or rescinding this condition. Accordingly, the financial statements do not include income receivable.

b. **Hotel in Romania**

Bucuresti entered into an agreement with the management company, in accordance with which the latter would provide consultation services to Bucuresti in exchange for a one-off payment of U.S.$ 100 thousand, plus monthly payments of up to U.S.$ 60 thousand, as well as reimbursement of expenses, as agreed upon by the parties. This agreement, which may be terminated at any time, will remain in effect for one year, commencing November 2001, and will be automatically renewed for an additional year unless either party gives notice to the contrary.

(9) **Franchise agreements**

Within the terms of the management agreements B.H. Group companies ("the Companies") were granted a secondary franchise by the management company permitting the use of the name "Park Plaza" in consideration for monthly royalties of up to 3% of the gross hotel-room revenues ("the Franchise Agreement").

The Companies undertook to indemnify Park Plaza International and related parties for any claim, damage or expense incurred by it in connection with the hotels or the performance of Park Plaza International's commitments under the agreement. The Franchise Arrangement is to remain in force throughout the entire period of the management agreements.

Note 22 - Commitments and Liens on Assets (cont'd)

A. Commitments (cont'd)

(10) Subsidy in respect of participation in hotel-employee wages

Under Belgian law, under certain conditions, companies that create employment opportunities are entitled to receive a one-off subsidy from the government in the form of a contribution towards the salary of employees, based on the amount of the investment to create such positions, up to a certain maximum limit. As of the date of issuance of the financial statements, AP had submitted an application to obtain a subsidy of BF 51.6 million (NIS 4.995 million). The application has not yet been approved by the authorities. At this stage there is an on-going dispute between AP and the Belgian authorities concerning the effective date and the implementation of the above subsidy regulations. Should the authorities succeed, the terms of the subsidy would thus change and, consequently, AP would be entitled to a lower amount than the one claimed. AP's legal counsel estimates that, in any event, AP will be entitled to not less than BF 32 million (NIS 3.098 million). Despite the above, it is possible that the Belgian authorities may decide that the amount of the grant paid to AP was indeed too high (see Note 12.C). If it is so decided, this overpayment will be offset from the subsidy to the employees. Since at this stage the payment of the subsidy is being held back as collateral for AP's liabilities to the authorities in respect of investment grants, the financial statements do not include any revenues in respect of the participation in the wages of the AP hotel employees.

(11) Domino has an undertaking to invest U.S.$ 1 million during the year 2002 in connection with environmental matters.

(12) In October 2001 an agreement between B.H. and CDPM, a company controlled by controlling shareholders of the Company, was approved by the shareholders meeting. In accordance with that agreement CDPM will provide logistical, planning and supervisory services in connection with the renovation of the Bucuresti hotel, in exchange for consideration equal to the lower of 5% of the renovation costs (excluding general and administrative expenses and financing expenses) or 5% of U.S.$ 30 million.

(13) The company is committed to indemnify its officers and directors at a maximal amount permitted by law and by its own bylaws, in connection with any act or deed carried out in the discharge of their duties.

Notwithstanding the above, the Company's shareholders approved in the General Meeting held in October 2001, the granting of advanced indemnification certificates to officers and directors, including those acting in its subsidiaries. The total indemnity will not exceed the lower of 25% of the share capital of the Company presented in the financial statements at the time of the indemnification, or U.S.$ 50 million, in addition to such amounts, if any, to be paid by the insurers in accordance with its insurance policy, as exist from time to time, for causes covered by such indemnification policies. The General Meeting also approved an exemption from liability in respect to any damage caused to the Company by breach of duty of care committed by officers and directors.

The directors and officers of the Company are covered by insurance of up to U.S.$ 50 million within the framework of a joint insurance policy for the EIL Group companies. The Company bears 33% of the insurance cost.

In September 2000 EIL acquired "Run off" coverage for itself, EMI and the Company, up to a limit of U.S.$ 20 million beyond the coverage of U.S.$ 50 million included in the additional policies, up to a six-year period. The premium for this coverage would be U.S.$ 0.81 million

Note 22 - Commitments and Liens on Assets (cont'd)

for the entire six years (33% for each company). This insurance covers officers in respect of events occurring prior to this date so long as unreported and unknown in May 1999.

A. Commitments (cont'd)

(14) Regarding agreement with customer
See Note 11.A.2.

B. Liens and collaterals

(1) To secure a credit of about NIS 486 million that the Company received from a bank in Israel, the Company undertook to comply with covenants which include, inter alia, an undertaking to the bank regarding the maintenance of a minimum ratio of the Company's shareholders' equity during the period the credit to its total assets. To secure the credit that it received, the Company granted the bank for the period of the credit, a fixed first charge unlimited in an amount, and an assignment by way of a charge on deposits and securities totaling NIS 240 million. The Company undertook to pledge in favor of the bank the B.H. shares and shares of subsidiaries owned by it as demanded by the bank. At the time of approving these financial statements, the Company is at an advanced stage of providing this collateral. In addition, the Company undertook not to create charges (current and/or fixed of any degree) in favor of third parties on its existing or future assets, without receiving the bank's approval (excluding charges on new assets and/or projects –in favor of the party financing the acquisition and/or execution and/or in the event of refinancing). The Company also undertook to provide additional collateral, as detailed in the agreement, including: first or second tier charges on assets and rights, that it will purchase with the proceeds of all advances provided under the terms of the facility. Should the Company not comply with the financial covenants in whole or in part, or on the occurrence of certain events specified in the agreement, the bank will be entitled to demand immediate payment of these credits.

(2) To secure a subsidiary company's liability to the Bank of NIS 126 million, the Company granted, in addition, specific charges on deposits and investments held in banks, whose balance as of December 31, 2001 was NIS 63 million.

(3) Approximately NIS 15 million of the Company's deposits are used as collateral for bank letters of guarantee totaling approximately NIS 22 million which a bank provided in favor of financial institutions. (See Note 29.K).

(4) **Astrid Park Plaza N.V ("AP")**

As security for a credit-line provided to a supplier of AP by a local bank, AP deposited with the bank BF 31,261thousand (approximately NIS 3,316 thousand). The amount of the deposit was offset from the supplier's trade accounts payable balance for which the bank guarantee had been provided.

Note 22 - Commitments and Liens on Assets (cont'd)

B. Liens and collaterals (cont'd)

(5) Victoria Hotel C.V. ("VHCV") and Utrecht Victoria Hotel B.V ("UVH")

To secure amounts received under a loan agreement, designated for refinancing hotel activities, between VHCV, VHRI, UVH and Mandarin Hotel B.V. (a company in the Red Sea Hotel Company), as joint and several borrowers ("the Borrowers") and Depfa Bank AG ("the Bank"), the Borrowers received a loan of Euro 56.7 million. The shareholders of the Borrowers (VEI, VEII and VEIII) provided a guarantee to the Bank to secure the liability of each of the Borrowers to it. According to the agreement between the Borrowers and their shareholders, Euro 49.9 million out of the total loan amount was designated for the hotels owned by VHCV and UVH, and the balance of Euro 6.8 million was earmarked for Mandarin Hotel B.V.

As security for repayment of the loan, the Bank was granted, among other things, a first ranking mortgage on the Victoria Hotel, Utrecht Hotel and Mandarin Hotel properties and a first-tier lien on all the moveable property located thereon; a first-tier lien on the Borrowers' rights under existing rental agreements; rights under insurance policies covering the real estate; rights under management agreements; issued share capital (including accompanying rights) and rights in certain bank accounts.

In addition, the Borrowers subordinated to the Bank that all shareholder loans to rank after the bank's loans and undertook not to pay the shareholders' loans without the Bank's consent.

The borrowers and the guarantors signed a mutual-indemnification agreement, according to which the Mandarin Hotel Company and VEI (its shareholder) would indemnify VEII, VEIII and the Borrowers (not including Mandarin) for any amount borne by VEII and VEIII in respect of that guarantee. It was also agreed between VEI and VEII that they would both indemnify each other for any expense incurred by either one of them which exceeds 50% of the amount due in respect of the loan.

(6) Euston Road Hotel Ltd. ("ERH")

To secure its liabilities under a loan agreement, ERH granted the following liens in favor of the Bank: a first mortgage on its real estate and moveable property, including a first-tier lien on rights to use the trade name of Park Plaza, insurance rights connected to real estate, rights under management agreements, the issued share capital of ERH and ERO, rights in certain bank accounts and goodwill; a floating lien on all ERH's assets; the subordination of all shareholders' loans to the demands of the bank.

In addition, the Bank obtained from the Red Sea Hotels Group a guarantee for the repayment of the credit-line up to pound sterling 5 million EIL undertook to indemnify the Red Sea Hotels Group for up to half of that guarantee, if ever called.

As security for an additional line of credit granted to ERH by the Bank, EIL and the Group jointly and severally provided a guarantee of up to the line's ceiling of pound sterling 2.25 million (U.S.$ 3.4 million). In addition, as security for a credit-line granted by other Bank to ERH and Alora (see item 7 below), EIL provided the Bank a guarantee of pound sterling 0.25 million (U.S.$ 0.4 million).

Note 22 - Commitments and Liens on Assets (cont'd)

B. Liens and collaterals (cont'd)

(7) Alora Hotel Ltd. ("Alora"); Grandis Netherlands Holding B.V. ("Grandis")

In order to secure loans received by Alora, Grandis and Albert ("the Companies"), the Companies also provided the banks first-tier (fixed and floating) liens on all their assets, including land, moveable property, goodwill and intangibles. In addition, a lien has been granted over the shares of the investee companies by their shareholders. The Companies also undertook not to refrain dispose of the secured assets.

Furthermore, the Companies agreed that all of liabilities due them would be subordinated to the bank loans. The Companies also gave covenants and undertakings with respect to, inter alia, the scope of the development and date of completion, and meeting certain performance milestones by certain deadlines; concerning the sale of assets, amendments to the articles of incorporation, modification in their holding structure, carrying out transactions not in the ordinary course of business, management of operations other than the hotels, issuance of additional shares, minimal shareholders' equity (including shareholder loans), transactions with related companies, dividend distribution, repayment of shareholder loans, rights stemming from management agreements, rights in certain bank accounts, ratio of shareholders' equity to the project's cost, ratio of net income to current bank loan, occupancy rate, average room price etc., during the entire credit term.
The Company is guarantor for Alora's undertakings under the loan agreement up to an amount of pound sterling 1.25 million or 2.5% of the cost of constructing the hotel whichever higher.

(8) Albert Hotel Ltd. ("Albert")

In order to secure Albert's liabilities to the financing bank, Albert and the operating company granted a first mortgage (fixed and floating) on all their assets, including rights in real estate, movables, agreements, goodwill, etc. In addition these two companies assigned their rights under the leasing agreements. Albert's shares were pledged to the bank and its liabilities were subordinated to the repayment of the bank loans.

(9) Park Plaza Hotel (Sandton) (PTY) Ltd. ("Sandton")

To secure its liabilities to a bank, Sandton granted a first mortgage on the hotel as well as a charge on its moveable property.
Following a dispute that arose between the financing bank and Sandton, regarding the rate of interest on the loan and the due dates of its repayment – the parties formulated a compromise under which the balance of the accrued interest up to the date of signing the compromise agreement will be reduced, the rate of interest on the loan for a period of two years (up to 2003) will be reduced significantly in relation to the rate of interest prevailing in the market, and the loan will be rescheduled for a period of 10 years. B.H's shares in the profit accruing to Sandton as a result of implementing the compromise agreement is NIS 940 thousand.

To guarantee performance of the agreement Sandton's shareholders will make a deposit in the bank in Sandton's name, of which B.H.'s share in this totals NIS 733 thousand. Should Sandton violate this agreement, the deposit will be forfeited and concurrently the bank will be entitled to foreclose on the hotel to recover the balance of the loan.

Note 22 - Commitments and Liens on Assets (cont'd)

B. Liens and collaterals (cont'd)

(10) **Andrassy 25 Kft. ("Andrassy")**
In order to secure payment of half the proceeds (of HUF 220 million) to the local municipality, Andrassy mortgaged its entire land in favor of that municipality. Andrassy is taking steps to cancel the mortgage as it has paid the full proceeds to the municipality.

(11) **SC Bucuresti Tourism SA ("Bucuresti")**
The Company granted a first-tier lien on a bank deposit of U.S.$ 14 million and on the rights and income deriving from it in order to secure borrowings of U.S.$ 28 million from a bank that the controlling shareholder in Domino ("BEE") obtained, to finance its investment, indirectly through Domino, in 66.18% of the rights in a hotel complex in Romania.. In addition, BEE granted a fixed lien on the Domino shares that it owns and a floating lien on all of Domino's assets and a lien on the Bucuresti shares. The Company undertook to grant a lien on BEE shares that it owns and a floating lien on BEE's assets. The bank received a commitment that no changes in the company's ownership and control structure would take place throughout the entire credit term. In addition, the Company provided a guarantee, unlimited in time or amount, to secure BEE's bank loans. The bank restricted its right to realize this guarantee, by linking it to the terms of the realization of the Bucuresti shares owned by Domino (except for certain instances stipulated in the agreement).

Note 23 - Income from Sales and Services

Consist of the following:

	Year ended December 31,		
	2001	2000	1999
	Adjusted NIS (thousands)		
Sale of systems	-	-	8,974
Sale of sub-assemblies (i)	376,475	365,141	304,845
	376,475	365,141	313,819
Operating and managing hotels:			
Rooms	88,561	65,788	16,581
Food and beverage	34,526	27,880	7,943
Rental of commercial areas	5,190	3,764	891
Other services	4,968	4,064	657
	133,245	101,496	26,072
Revenue from contracts	9,598	19,125	-
	519,318	485,762	339,891

(i) Sales to key customers - see Note 21.D.

Note 24 - Cost of Sales of System and Services

Consist of the following:

	Year ended December 31,		
	2001	2000	1999
	Adjusted NIS (thousands)		
Cost of systems and sub-assemblies			
Materials and components consumed	**287,189**	292,504	230,987
Salaries, wages and employee benefits	**38,160**	40,783	39,771
Other manufacturing expenses	**13,593**	14,827	14,393
Depreciation and amortization	**3,035**	4,810	4,987
	341,977	352,924	290,138
Decrease (increase) in work in process	**5,123**	(9,372)	19,020
Increase in finished products and spare - parts	**(2,379)**	(2,436)	(1,296)
	344,721	341,116	307,862
Cost of hotel operation			
Salaries, wages and employee benefits	**47,981**	37,152	11,006
Food beverage and other hotels consumption	**13,219**	6,353	1,778
Other hotels operation expenses	**30,535**	22,155	5,693
	91,735	65,660	18,477
Cost of contracts			
Sub contractor	6,187	16,009	-
Salaries, wages and employee benefits	776	1,045	-
Other	34	78	-
	6,997	17,132	-
Total	443,453	423,908	326,339

Note 25 - General and administrative expenses

	Year ended December 31,		
	2001	2000	1999
	Adjusted NIS (thousands)		
Salaries, wages, employee benefits and director fee	**15,311**	16,603	6,731
Depreciation and amortization	**1,399**	1,639	3,326
Office, rental and maintenance	**2,759**	3,225	7,188
Professional experts	**7,838**	5,400	3,681
Others	**9,018**	6,827	2,153
	36,325	33,694	23,079

Note 26 - Finance Income (Expenses) - Net

	Year ended December 31,		
	2001	2000	1999
	Adjusted NIS (thousands)		
Finance income:			
Interest from deposits	**25,061**	47,243	31,155
Income from loans, customers, marketable securities and others	**11,020**	7,612	34,916
Gain from Forward contract	**-**	-	3,665
	36,081	54,855	69,736
Finance expenses:			
Interest:			
On short-term credits	**9,488**	23,480	15,925
On long-term debts	* **(8,788)**	7,310	5,614
Loss on Forward contracts	**-**	25,463	-
	700	56,253	21,539
Exchange gain (loss), net	**26,903**	(16,193)	(19,802)
	62,284	(17,591)	28,395

* Net of loans erosion in hyperinflation environment.

Note 27 - Other Income (Loss), Net

	Year ended December 31,		
	2001	2000	1999
	Adjusted NIS (thousands)		
Gain (loss) from sale of businesses (i)	**16,155**	(26,362)	(11,019)
Gain from sale of affiliated company	**-**	73,243	-
Amortization of investment in investee companies	**(12,211)**	-	-
Gain on disposal of subsidiary companies	**-**	-	505
Royalties from affiliated company	**-**	3,462	5,279
Gain (loss) from sale of fixed assets, net	**(453)**	172	3,061
Management fees	**305**	585	158
Others, net	**(3,046)**	964	(1,058)
	750	52,064	(3,074)

(i) In November 1998 the Company and its consolidated subsidiaries sold the net assets, intangible assets, R&D, service and distribution deployment and part of the manufacturing operations in Israel and abroad in connection with the NM and MRI to GEMS and CT to Philips in consideration of U.S.$ 369.5 million subject to certain adjustments.

According to the sales agreement the acquiring companies assumed part of the liabilities, commitments and obligations of the Company (such as: customer service contracts, certain leased agreements and part of the obligation to pay royalties to the Office of Chief Scientist ("OCS") in Israel, with respect of his participation in R&D).

In 1999, the Company signed compromise agreements with GEMS and Philips in respect of the matters in dispute that arised until the date of the agreement. In 2001, the Company and Philips signed a second compromise agreement with respect to all the matters that arised until the date of the second agreement.

The gain (loss) from sale of businesses includes results of the compromise agreements, other expenses related to the Sale Transaction and offset of provisions previously accrued.

Note 28 - Earnings Per Share

A. Adjusted net earnings (losses) used in the computation of basic earnings per ordinary share (NIS 0.05 par value):

Year ended December 31,		
2001	2000	1999
Adjusted NIS (thousands)		
54,472	40,922	(1,898)

B. Weighted number of ordinary shares (NIS 0.05 par value) in the computation of basic earnings per share:

Year ended December 31,		
2001	2000	1999
Number of ordinary shares		
16,726,855	16,690,643	16,649,643

C. In order to examine that the exercise of convertible securities is reasonable, the present value of these securities was computed according to a discount rate of 6.5% (December 31, 2000 - 6%, December 31, 1999 - 5%) for securities linked to the U.S.$.

D. There is no material difference between the basic and fully diluted earnings per share.

Note 29 - Contingencies

A. The Company and subsidiary companies are involved in litigation arising out of the ordinary course of business. Although the outcome of such litigation is uncertain at this time, management believes that the outcome of such litigation will not have a material adverse effect on the financial position of the Company.

B. (1) On September 8, 1999, the Company was served with a claim and a motion for recognition of the claim as a representative claim. This claim was filed against the Company, EMI, (the company's parent company), Elbit Medical Holding Ltd., Elron and six former directors of the Company. The motion was filed on behalf of all persons who were minority shareholders of the Company at the date of submission of the claim, as well as all minority shareholders of the Company who held Company's shares on February 18, 1999. The main allegation of the claim is that EMI, through the actions of the former directors of the Company, caused discrimination of the minority shareholders.
The requested relief is approximately U.S.$ 603 thousand for the plaintiff and approximately U.S.$ 158 million for the damages to the represented group, plus legal expenses.
Following the Court's decision in the claim mentioned in clause B.2. below, the parties agreed to postpone the hearing of the case until a final decision will be given on the plaintiffs appeal in the other claim, as stated in clause B.2. below.
Management, based on a legal advice received, is of the opinion that the ultimate outcome of this claim, the request for recognizing the claim as a representative claim and the effect, if any, this may have on the Company can not be estimated at this stage.

Note 29 - Contingencies (cont'd)

(2) On November 2, 1999, a claim and a motion for recognition of the claim as a representative claim were filed against the Company, EMI, Elbit Medical Holdings Ltd., EIL, (indirect parent company of the Company), Control Centers, Marina Herzlia Limited Partnership 1998, Elron and 25 past and present directors in the above companies. The motion was served on behalf of those who held shares of the Company on September 6, 1999, and continued to hold such shares on the date of the claim, excluding the respondents.

The claimants allege that the minority shareholders of the Company have been discriminated as a result of the various activities carried out by its controlling shareholders and its Board of Directors. The remedy which has been requested by the claimants is that EMI be compelled to execute the alleged buy-out shares at U.S.$ 14 per share. Alternatively, the Company and/or EMI and or other shareholders in the Company be compelled to purchase the claimants' shares in the Company according to an external valuation, or alternatively that the claimants be paid compensation for the damages which they allegelly suffered and the annulment of certain transactions with controlling parties.

On August 16, 2000, the District Court of Haifa dismissed the Application to recognize the claim as a Representative Claim. Notwithstanding the above, the claim itself remains. Some of the plaintiffs filed applications to the Israeli High Court for permission to file an appeal on this dismissal. In addition, the Government's Attorney General submitted his supportive position with the plaintiffs allegation to the Court. Following the company's claim that the Court's fees are inappropriate to these type of claim, on August 3, 2001, the Court ordered the Plaintiffs to pay Courts' fees in respect of some parts of the claim, in the sum of NIS 20 million not later than September 10, 2001, otherwise their applications will be deleted, in respect to those parts of the claim for which the fees would not be paid. Following a request by the plaintiffs the Court decided to postpone the payment of the fees until further decision. A hearing pertaining to this issue was scheduled for April 25, 2002.

Management, based on a legal advice received, is of the opinion that the ultimate outcome of the claim and the effect, if any, this may have on the Company, can not be estimated at this stage.

C. The Company is named in a number of lawsuits and other claims filed by distributors - some of them without stipulated amounts, and some in an aggregate amount - totaling U.S.$ 80 million, as compensation for damages allegedly caused by the breach of agreements by the Company, in connection with the Sale Transaction in 1998. At this stage, the Company's legal counsel cannot estimate the outcome of these law suits and claims. However, the Company has included in its financial statements provisions which - in management's opinion, at the date of issuance of the financial statements based, inter alia, on its legal counsel for this matter and on its past experience, are considered adequate to cover the costs and resources necessary to resolve the obligations under these claims.

Note 29 - Contingencies (cont'd)

D. (1) A subsidiary company was served with a civil lawsuit in which the plaintiff is claiming mainly to rescind the service agreement, annul credit instruments as well as to obtain an indemnification for losses and damages arising from the equipment purchase agreement. The total sum of the claim is approximately U.S.$ 2 million. Management, based on a legal advice received, is of the opinion that the outcome of the civil claim cannot be predicted at this time.
In addition to the civil action the plaintiff submitted its dissatisfaction with the dismissal of the criminal incident report against the subsidiary company. As a result the State Prosecution Office ordered a new examination by an expert to verify the plaintiff's allegations. On November 19, 2001 the court determined the dismissal of the criminal case.

(2) The Company is a defendant in several claims filed by customers who previously purchased medical equipment from the company (including some demanding the cancellation of sales and service agreements) totaling approximately U.S.$ 3 million. These claims include mainly alleged damages caused to medical equipment acquired from the Company.

The financial statements of the Company include provisions, which, in management's opinion, at the date of preparation of the financial statements, based on the advice of its professional counsel for this issue and on its past experience, were sufficient to cover the costs and resources required for settling these claims.

E. On February 2, 2000 the Company received an attorney's letter, claiming damages in the sum of U.S.$ 3 million due to an alleged incorrect results of a test performed by a CT system. The Company does not believe that the amount of damages claimed by plaintiff can be substantiated. Up to the issuance date of these financial statements, no claim had been filed against the Company in connection with this event. According to management opinion this case is covered by the insurance policy and is handled by it's insurance company.
The Insurance Company legal counsel does not predict any liability and/or exposure in this event, therefore the financial statements do not include any provision in respect of this claim.

F. The Company and Philips were involved in various disputes pursuant to the Sale Transaction from November 1998, including, accounts and notes receivable, indemnity claims regarding the OCS and other expenses. In October 2001, the parties formulated a compromise agreement with respect to the matter in dispute.

G. A lawsuit has been filed against Andrassy, a Hungarian Company held 50% by a subsidiary company, which exercised an option granted by the Municipality of Budapest District IV, to purchase from the latter the National Ballet Institute Building in Budapest, which it intends to renovate and convert into a hotel, and against the Municipality of Budapest District IV. The claimant alleges that the acquisition of the property by the subsidiary company is invalid inasmuch as the claimant did not receive a written notification of the sale advising him of the right of first refusal to acquire a proportionate part of the building in terms of the provisions of applicable laws. At the trial held in January 2002, the lawsuit has been refused.

Note 29 - Contingencies (cont'd)

H. Regarding proceedings which are currently pending in Romania against subsidiaries, see Note 21.C.

I. The Company is required to pay royalties to the OCS in respect of sales of products developed with grants provided by the latter. The royalties are computed on the sales volume of these products at percentages ranging from 1% to 5% up to the aggregate amount of the grants. The Company received correspondence from the OCS, requesting the furnishing of certain data in order to ascertain its obligation in respect of royalties due to the OCS.
The liability to the OCS in respect of the sale of the MRI operations to GEMS, determined at U.S.$ 11 million, and was allocated at 60% to the Company and 40% to GEMS. In addition, it was agreed that the NM and MRI technologies, products and components would not be transferred out of Israel unless GEMS first seeks OCS approval. Pursuant to the agreement between the Company, GEMS and the OCS, the Company undertook - should GEMS sell MRI products containing certain know-how and components financed with the assistance of the OCS - to pay the OCS royalties in excess of U.S.$ 1.5 million. The Company received a written notification from the OCS, requiring details concerning the allocation of the proceeds received from GEMS, in connection with the sales transaction, to the MRI project, based on which the royalties had been computed.

EMI and Elron Ltd. notified the Company that the outcome of the settlement of their disagreement with the OCS in connection with the sale of Elron's holdings in the Company does not impose any additional cost to the Company.

J. The allocation of the proceeds in respect of the Sale Transaction, between the Company and its subsidiaries is based on an estimate of the assets' fair value (both tangible and intangible) sold by each one of the companies; based on separate negotiations held with each selling Group company; and on the basis of the provisions stipulated in the sales agreement. A different method of allocation may cause the Company and its subsidiaries additional liabilities and/or expense. Company's management believes that the estimates used as the basis for this allocation of proceeds are adequate under the circumstances.

K. Regarding several sales which were performed by the Company prior to 1998 Sale Transaction, the Company is guarantor of customers' ultimate remittances to financing institutions. At December 31, 2001 the Company was contingently liable for NIS 21,537 thousand as a result of such guarantees. Additionally, the Company has agreed, under certain conditions, including default by customers, to repurchase equipment from third party lessors.
At December 31, 2001 the Company was contingently liable under these agreements to repurchase equipment for NIS 4,879 thousand.

Note 30 - Transactions with Related Parties

A. (1) **Balances with interested and related parties**

	December 31, 2001	December 31, 2000
	Adjusted NIS (thousands)	
Assets		
Accounts receivables	-	9,625
Other receivables	**18,100**	13,130
Investments and loan	--	18,947
Long term receivables	**6,740**	3,185
Liabilities		
Accrued liabilities and deferred income	**2,610**	5,948
Advance from customer in respect of project in progress, net	**1,444**	11,042
Others	-	184

(2) **Transactions with related parties**

	Year ended December 31, 2001	2000	1999
	Adjusted NIS (thousands)		
Sales	**9,598**	108,698	101,594
Purchases	-	216	2,479
Management fees income	**305**	585	158
Management fees expenses	**2,391**	1,234	-
Royalties	-	3,462	5,279
Financial income (expenses), net	**3,696**	1,208	(3,442)
Benefits including salary and related costs to interested parties	**2,370**	3,193	336
Participation in expenses	**6,245**	3,246	-

B. **Acquisition of the Hotel Division**

In September 1999, the Company acquired, from a company controlled by EIL ("the Seller"), Bea Hotels N.V., (a company incorporated in Holland), which holds hotel operations (active hotels or under construction), in exchange for U.S.$ 64 million in cash, plus the assumption of liabilities related to this activity, in the aggregate amount (net of monetary assets) of an additional amount of U.S.$ 90 million. Since the above transaction constitutes a transaction between jointly controlled companies, the Company's shareholders' equity had been reduced accordingly by approximately NIS 160.5 million, an amount reflecting the difference between the proceeds paid to the Seller in respect of acquisition of the shares plus the assumption of the loans and the value of these assets in the books of the Seller, at the transfer date, in accordance with the Israeli Securities Regulations (Transactions Between a Company and a Controlling Party in the Financial Statements), 1996.

Note 30 - Transactions with Related Parties (cont'd)

C. **Acquisition of the entertainment and commercial center**

In September 1999 a subsidiary of the Company ("SLS") signed an agreement with the Herzliya Marina Limited Partnership ("the Partnership"), and Herzliya Marina (Holdings) Ltd. ("the Limited Partner") – a company in which Control Centers Ltd. holds a majority of the management, as well as voting, rights. Pursuant to the agreement, SLS acquired the commercial and entertainment center being constructed by the Partnership at the marina for U.S.$ 42 million. Completion of the transaction is contingent upon the transfer of the real estate, registration in the name of the purchaser and receipt of approval from the land appreciation tax authorities to carry out the transaction. As of the issuance date of these financial statements, final assessments have been received from the land appreciation tax authorities but the land has not been transferred to SLS. To secure the Partnership's commitments under the above agreement, 90% of the proceeds were deposited in trust until satisfaction of all the obligations under this agreement.

Pursuant to this agreement, SLS entered into an agreement with the Partnership, according to which SLS would serve as a subcontractor for the Partnership to complete specified site-development works at a cost of U.S.$ 7 million. As agreed, the Partnership paid the entire amount (U.S.$ 7 million) as an advance for the project by way of offset from the proceeds. To secure the commitment of SLS to the Partnership to execute the site development works, SLS undertook to provide an independent bank guarantee of U.S.$ 7 million, which will reduce every six months in relation to the progress of the works. Upon completion of the works, a bank guarantee of U.S.$ 0.7 million to be provided, covering the six-month period from the completion of the foundation work until its transfer to the partners. These guarantees have not yet been provided.

D. B.H. receives, from time to time, aviation services from Jet Link Ltd. (a company controlled by Control Centers) in exchange for a payment based on the latter's price list, net of a discount of 5%.

E. The Company leases office space from Control Centers at market prices.

F. Commitments - see Note 22.A.

G. Liens and collaterals - see Note 22.B.

H. For information regarding agreement for employee - transfer from EIL and from companies in the Control centers group - see Note 18.C.

I. As for shares allotted to interested parties and loans provided for their purchase - see Note 19.B.

J. The Group companies carry out credit, deposit and management of security portfolio transactions with bank, which interested party in the Company. Since these transactions are carried out during the ordinary course of business and under customary market terms and conditions, no segregation has been made in respect thereof and no disclosure has been provided in the financial statements.

Note 31 - Financial Instruments

A. Fair value of financial instruments

The Company's financial instruments include monetary assets (cash and cash equivalents, short and long-term deposits, trade accounts receivables, marketable securities as well as other receivables and current assets) and monetary liabilities (short-term borrowings, long-term liabilities, trade accounts payables as well as payables and other current liabilities). Due to the nature of the financial instruments included in working capital, their fair values approximate those presented in the balance sheet.

While it is difficult to estimate the fair value of many accounts as well as notes receivable bearing different maturity dates and interest rates in the different countries in which the Group companies are active. Nevertheless, the Group companies' management estimates that the fair value of these accounts and notes is not lower than their book value.

The fair value of trade accounts receivable; deposits and long-term liabilities is ordinarily based on the present value of future receipts and disbursements, discounted by the interest rate applicable to the Company's lending or borrowing activities under similar terms as of the balance sheet date, and it is not less than the one presented in the financial statements.

As for the presentation of long-term balances not under market conditions - see Note 2.R.

Derivative financial instruments having an active market were valued based on market value.

B. Assets included in investment and loans that their fair value differs from the value presented in the balance sheet are as follows:

	December 31, 2001	
	Adjusted NIS (thousands)	
	Carrying amount	Fair value
Permanent investments in marketable securities	38,560	24,547

Note 31 - Financial Instruments (cont'd)

C. Concentration of credit risks

Cash and amounts on deposit in Israel and abroad are deposited in banks.

Investments in marketable securities - see Note 5, are exposed to market-price fluctuation. Such changes may have an impact on the value of these investments upon realization.

Due to their nature, the Group companies are not materially exposed to credit risks stemming from dependence on a given customer, other than the sub assemblies and components segment (see Note 21.D). The Group companies examine on an ongoing basis the volume of the credit extended to their customers and, accordingly, record a provision for doubtful accounts based on those factors affecting credit risks of certain customers in the opinion of these companies' management and the business consultants engaged for that purpose.

As security for contingent liabilities of the Company arising in connection with loans received by former customers from foreign banks, the Company provided bank guarantees totaling NIS 21.5 million (see Note 22.B.3).

Interest rate risks
As for interest rates - see Notes 4, 5, 10, 14, 17.

Exchange rate risks
As for exchange rates - see Notes 4, 5, 10, 14, 17.

Note 32 - Material Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements

A. The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Israel ("Israeli GAAP"), which differ in certain respects from those generally accepted in the United States ("U.S. GAAP"), as follows:

1. **Effect of inflation**

In accordance with Israeli GAAP:
The consolidated financial statements of the Company are presented in adjusted New Israeli Shekels (NIS). For the basis of presentation and principles of the adjustment - see Note 2.A.
For the new Israeli accounting standard (standard No. 12) regarding discontinuance of adjustment of Financial Statements - see Note 2.V.2.

In accordance with U.S. GAAP:
The financial statements should be expressed in nominal historical terms.

The effect of this difference between measurement on the adjusted basis and on the basis of historical terms, has not been included in the reconciliation to the U.S. GAAP financial statements.

2. **Jointly controlled companies**

In accordance with Israeli GAAP:
In accordance with the provisions set forth in Opinion No. 57, issued by the Israeli Certified Public Accountants Institute ("ICPAI"), jointly controlled companies are included, in the consolidated financial statements, in accordance with the "proportionate consolidation method".

In accordance with U.S. GAAP:
Investments in jointly controlled companies are accounted for by the "equity method".

Use of proportionate consolidation does not have any effect on the net profit/loss and/or the shareholders' equity. Differences in classifications or display of items in the balance sheet, in the statement of operation and in the statement of cash flow, that result from using proportionate consolidation, have not been included in the reconciliation to the U.S. GAAP financial statements. However, summarized data regarding reporting differences between the proportionate consolidation method and the equity method, are given in subsection B.4. below.

3. **Deferred taxes**

a) **Deferred taxes in respect of differences in measuring non-monetary items in investee companies**
Deferred taxes in respect of differences in measuring of non-monetary items (mainly fixed assets and inventory) in an invetsee company which is considered as an "integrated entity" for accounting purposes (adjusted NIS) and for tax purposes (local currency).

In accordance with Israeli GAAP:
Companies create deferred taxes in respect of all such differences.

In accordance with U.S. GAAP:

Note 32 - Material Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont'd)

According to paragraph 9(f) of SFAS No. 109, deferred taxes should not be provided in respect of such differences.

In accordance with U.S. GAAP:

Deferred taxes are provided on all such inflation adjustments, to the extent that they are temporary differences, regardless of when they will be amortized.

A. Material differences between Israeli GAAP and U.S. GAAP (cont'd)

3. Deferred taxes (cont'd)

b) Deferred taxes in respect of inflation adjustment

In accordance with Israeli GAAP:

Deferred taxes in respect of inflation adjustments to fixed assets are provided only to the extent that such fixed assets are amortized within 20 years.

c) Earnings from "Approved Enterprises"

Under the Israeli Law for Encouragement of Capital Investments, 1959, a company which owns an "approved enterprise", and which chooses the "alternative benefits" track, is exempted from income tax on undistributed earnings which derive from the enterprise, during the period of benefits ("tax exempt earnings").

In the event that a dividend is distributed out of tax exempt earnings, the company will be subject to tax at a rate of 25% on the amount distributed, and the shareholders will, in addition thereto, be liable to tax at the rate of 15%. However, if the shareholder is a company, then, in the event that such shareholder is desirous to further distribute its received dividends to its own shareholders, then such shareholder will be entitled to a 15% tax credit.

In accordance with Israeli GAAP:

Deferred tax should not be provided in respect to such undistributed tax-exempt earnings, if the Company's policy is not to initiate such a dividend distribution.

In accordance with U.S. GAAP:

Under SFAS 109, a deferred tax liability normally would be recorded relating to taxes that would be owed on the distribution of profits even if management does not intend currently to declare dividends. However, under Israeli tax law, a company could be liquidated and profits distributed with no tax liability to the company; rather, the shareholders would incur the tax liability. If the Company can represent that profits could be distributed tax free in a liquidation, and the undistributed earnings are essentially permanent in duration, a deferred tax liability does not need to be recorded.

d) Deferred taxes in respect of acquisition of a subsidiary company

In accordance with Israeli GAAP:

Deferred taxes are recorded for differences between the fair values and the book value of identifiable assets and liabilities of subsidiaries upon acquisition of the investment therein, except for assets for which amortization is not allowable for tax purposes (e.g. land and the like).

In accordance with U.S. GAAP:

Deferred taxes are recorded for the differences mentioned in the preceding paragraph, including assets for which amortization is not allowable for tax purposes.

Note 32 - Material Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont'd)

A. **Material differences between Israeli GAAP and U.S. GAAP (cont'd)**

4. **Compensation component of options plan and shares incentive plan**

In accordance with Israeli GAAP:

The overall "benefit component", in respect of options granted to employees (or shares issued to employees for consideration of non-recourse loans, that are treated as options), is not charged as an expense in the statement of operations.

In accordance with U.S. GAAP:

Under U.S. GAAP (APB-25) (for fixed options plan), the "benefit component" is measured as the difference between the share market price and the exercise price of the option (or the non-recourse loan), at the "measurement date". The benefit component is charged as a salary expense during the period in which the employee performs the services for which the benefit was granted. Since the exercise price of the options granted by the Company (or the non-recourse loan) is essentially equal to the market value of the shares to be issued upon exercising the options, at the date of granting, therefore, no salary expenses were charged to the statements of operations.

For information regarding the effect of pro forma data, according to SFAS No. 123, see subsection B.5.a. below.

5. **Marketable securities**

In accordance with Israeli GAAP:

Israeli GAAP divides marketable securities into two categories:

Marketable securities, which constitute a "current investment", are stated at market value Unrealized gains and losses from marketable securities which are "current investments" are included in the statement of operations. Marketable securities, which constitute a "permanent investment", are stated at cost (and in respect to debentures - including accumulated interest and effects of foreign currency exchanges), except where their market value is lower, and the decline in value is not considered to be temporary.

Changes in value are charged to statement of operations. See also Note 2.D.

In accordance with U.S. GAAP:

SFAS No. 115 divides marketable securities into three categories:

(1) Marketable securities that are acquired and held principally for the purpose of selling them within the near future, are classified as "trading securities" are reported at their fair value. Unrealized gains and losses are included in the statement of operations.

(2) Debt securities that the company has the positive intent and ability to hold to maturity are classified as "held - to - maturity" securities and are reported at amortized cost.

(3) Marketable securities not classified as either "held - to - maturity" securities or "trading securities" are classified as "available - for - sale" securities and reported at their fair value. Unrealized gains and losses are included in a separate item within the shareholders equity, and reported as other comprehensive income.

Note 32 -Material Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont'd)

A. **Material differences between Israeli GAAP and U.S. GAAP (cont'd)**

6. **Investment in parent company's shares**

In accordance with Israeli GAAP:

Shares which held for a long term ("permanent investment") are presented, as an asset, at their cost.

In accordance with U.S. GAAP:

"Investments by a subsidiary in the shares of its parent company are treated as 'treasury shares' on the books of the subsidiary. Accordingly, such investments are carries at cost and reported as a deduction in the capital stock section of the Balance Sheet."

7. **Issuance of shares by investee in a development stage to third party**

In accordance with Israeli GAAP:

The increase in the Company's share of an investee's net assets value as a result of an issuance of shares by the investee, is recorded as deferred income, which is charged to the statement of operations over a three year period or up to the Company's share in investee's losses during the relevant period, whichever is higher, on an accumulated basis.

In accordance with U.S. GAAP:

The increase in the Company's share in the investee net assets value, is charged directly as a capital reserve within shareholders' equity.

8. **Foreign currency translation**

a) **Conditions necessary to be considered as an "autonomous foreign entity"**

In accordance with Israeli GAAP:

According to Interpretation No. 8 to Opinion No. 36 issued by the ICPAI, the determination of the functional currency of an entity is based on several conditions. An entity which meets all conditions, is considered as an "autonomous foreign entity" and in that case, the differences arising from the translation, are included in capital reserve and not in the profit and loss accounts. An entity which does not meet all conditions is considered to be an "integrated entity" which translation differences should be recorded in the statement of operations.
See also Note 2.V.2.

In accordance with U.S. GAAP:

In accordance with SFAS No. 52, the determination of the functional currency of an entity is based on several conditions, not all of which a company has to meet in order to be considered as an "autonomous foreign entity". When an entity meets most of the conditions, it will be considered as an "autonomous foreign entity".

Until September 30, 1999 one subsidiary was defined as an "autonomous foreign entity" by the U.S. GAAP and as an "integrated entity" by the Israeli GAAP. Since October 1, 1999 such subsidiary is defined as an "integrated entity" by both the Israeli and the U.S. GAAP.

Note 32 -Material Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont'd)

A. **Material differences between Israeli GAAP and U.S. GAAP (cont'd)**

8. **Foreign currency translation (cont'd)**

b) **Translation of profit and loss items**

In accordance with Israeli GAAP:

The financial statements of an "autonomous foreign entity" (after adjustment to the Consumer Price Index in the country of its respective residence), are being translated into NIS, at the exchange rate as of the balance sheet date ("closing rate method").

In accordance with U.S. GAAP:

In accordance with SFAS No. 52, the profit and loss accounts of an "autonomous foreign entity," are translated at the actual transaction rates or the average rate for the period.

9. **Pre-opening hotel expenses**

In accordance with Israeli GAAP:

Pre-opening expenses of a hotel (mainly - employee training, testing of hotel systems and preparation of the hotel for opening) are stated at cost and are amortized over a three-year period from commencement of full scale operations.

In accordance with U.S. GAAP:

In accordance with the statement of Position ("SOP") 98-5. "Reporting on the costs of start-up activities", all non-governmental entities expense costs of start-up activities (pre-opening, pre-operating and organizational costs), are expensed as incurred.

10. **Venture capital investments**

In accordance with Israeli GAAP:

Venture capital fund's investments in venture capital investments, are presented according to their cost less a provision for an impairment, if necessary.

In accordance with U.S. GAAP:

Venture capital fund's investments are presented at fair value.

11. **Capitalization of finance costs**

In accordance with Israeli GAAP:

According to Statement No. 3, issued by the Israeli Accounting Standards Board ("IASB"), the amount of finance costs to be capitalized for qualifying assets is intended to be that portion of the finance cost in real terms, including exchange rate differences, incurred during the assets' construction period.

In accordance with U.S. GAAP:

Finance costs which are eligible for capitalization for qualifying assets include only the interest costs, and don't include exchange rate differences.

Note 32 - Material Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont'd)

A. Material differences between Israeli GAAP and U.S. GAAP (cont'd)

12. Transactions between companies under common control - Provision for impairment loss

The Company recorded fixed asset that was acquired, in 1999, from a controlling party, at its carrying amount in the controlling party's financial statements at the date of acquisition. This carrying amount reflects a provision for a possible decline in its value, that was recorded, in anticipation of the transaction and based on the transaction's price, in the financial statements of the controlling party, that were prepared in accordance with Israeli GAAP.

In accordance with U.S. GAAP:

According to SFAS 121, since estimate future cash flows expected to result from the use of this fixed asset (acquired from the controlling party), within the Group, were not less than the asset's carrying amount, an impairment loss should not be recognized, in accordance with U.S. GAAP. Therefore, the provision was reversed.

13. Earnings per share

In accordance with Israeli GAAP:

a) Share options and shares issued to employees for consideration of non-recourse loans (that are treated as options) are included in the computation of basic earnings per share only if their exercise is considered to be probable. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the exercising price of the stock options into shares or the present value of the repayment amount of the loans granted for the purchase of such shares, as applicable.

b) Share options exercised during a reported period are considered as exercised as at the latest of the beginning of such period or the option issuing date.

c) Share options (including shares for consideration of non-recourse loans), whose exercise is not probable, are nevertheless considered as exercised, for the purpose of calculating the diluted earnings per share, and same, in addition to the outstanding shares, whereas the basic earnings are adjusted for "notional interest" resulting out of such option exercise.

In accordance with U.S. GAAP:

a) In accordance with SFAS No. 128, Basic earnings per share are computed on the basis of the weighted average number of shares outstanding during the year, only, without taking into consideration any convertible securities.

b) Share options exercised during a reported period are considered as exercised as at the date of their respective exercise.

c) Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding during the year, plus the dilution potential of the outstanding options exercisable into shares during the year (including shares issued for consideration of non-recourse loans). The number of shares is adjusted by the "notional repurchase" of treasury shares using the consideration of the options potentially exercised or the potential repayment amount of the loans granted for the purchase of such shares, as applicable).

Note 32 - Material Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont'd)

A. Material differences between Israeli GAAP and U.S. GAAP (cont'd)

14. Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 141, Business Combinations, (SFAS No. 141) and SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and subsequently, SFAS No. 144 after its adoption.

The Company adopted the provisions of SFAS No. 141 as of July 1, 2001, and SFAS No. 142 is effective January 1, 2002. Goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001, but before SFAS No. 142 is adopted in full, are not amortized. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized and tested for impairment prior to the full adoption of SFAS No. 142.

Upon adoption of SFAS No. 142, the Company is required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. The Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. If an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Impairment is measured as the excess of carrying value over the fair value of an intangible asset with an indefinite life. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Statement requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company will then

Note 32 - Material Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont'd)

have up to six months from January 1, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the transitional impairment test. The second step is required to be completed as soon as possible, but no later than the end of the year of adoption. In the second step, the Company must compare the implied fair value of the reporting unit goodwill

A. Material differences between Israeli GAAP and U.S. GAAP (cont'd)

14. Recently Issued Accounting Standards (cont'd)

with the carrying amount of the reporting unit goodwill, both of which would be measured as of

the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of income.

The Company is currently evaluating the effect of the new Standards on its results of operations and financial position.

In August, 2001, the FASB issued SFAS No. 144. Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 on January 1, 2002.

The Company is currently evaluating the effect of the new Standard on its results of operations and financial position.

Note 32 - Material Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont'd)

B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the financial statements

1. Statements of operations

	Sub-section	Year ended December 31, 2001	2000	1999
		Adjusted NIS (thousands)		
Net income (loss) as reported According to Israeli GAAP		**54,456**	40,929	(1,823)
Deferred taxes in respect of differences in Measuring non-monetary items in investee Companies	A.3.a.	-	-	(87)
Deferred taxes in respect of inflation adjustments	A.3.b.	(1,427)	(1,276)	-
Deferred taxes in respect of acquisition of subsidiary company	A.3.d.	(489)	-	-
Marketable securities	A.5.	(701)	1,285	-
Issuance of shares by investee in a development stage to third party	A.7.	-	(1,742)	(1,098)
Foreign currency translation	A.8.a.	-	-	1,455
Translation of profit and loss items	A.8.b.	(103)	589	-
Pre-opening Costs	A.9.	(5,777)	1,130	460
Venture capital investments	A.10.	962	(962)	-
Capitalization of finance costs	A.11.	(19,221)	9,103	-
Net income (Loss) according to U.S. GAAP		**27,700**	49,056	(1,093)

Earnings per ordinary share (NIS 0.05 par value)

	Adjusted NIS		
1. Basic earnings (loss) per ordinary share:			
As reported, according to Israeli GAAP (adjusted NIS)	**3.26**	2.45	(0.11)
As per U.S. GAAP (adjusted NIS)	**1.66**	2.94	(0.07)
Weighted average number of shares and share equivalents under U.S. GAAP (in thousands)	**16,691**	16,689	16,481
2. Diluted earnings (loss) per ordinary share:			
As reported, according to Israeli GAAP (adjusted NIS)	**3.26**	2.45	(0.11)
As per U.S. GAAP (adjusted NIS)	**1.66**	2.94	(0.07)
Weighted average of number of shares and share equivalents under U.S. GAAP (in thousands)	**16,695**	16,691	16,481

Note 32 - Material Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont'd)

B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the financial statements (cont'd)

2. Balance sheets

	December 31,					
	2001			2000		
	As reported	Reconciliations	As per U.S. GAAP	As reported	Reconciliations	As per U.S. GAAP
	Adjusted NIS (thousands)					
Investments and loans	325,762	(38,560)	287,202	* 438,842	(38,560)	* 400,282
Investments in affiliated companies	-	-	-	60,559	(962)	59,597
Fixed assets, net	1,289,492	(6,363)	1,283,129	886,165	13,684	899,849
Other assets, net	11,200	21,638	32,838	4,190	(1,508)	2,682
Total assets	2,289,321	(23,285)	2,266,036	2,151,561	(27,346)	2,124,215
Non-current deferred income tax liability (asset), net	7,587	42,056	49,643	(5,632)	7,173	1,541
Minority interest	26,214	(4,829)	21,385	-	-	-
Capital reserve	-	2,714	2,714	-	2,013	2,013
Foreign currency translation adjustments	3,198	(10,085)	(6,887)	(11,934)	(10,147)	(22,081)
Investment in parent company's shares	-	(38,560)	(38,560)	-	(38,560)	(38,560)
Retained earnings	261,311	(14,581)	246,730	206,855	12,175	219,030
Total shareholders' equity	948,722	(60,512)	888,210	879,134	(34,519)	844,615

Reconciliation as of December 31, 2001

Item \ Subsection	A.3.b.	A.3.d.	A.5.	A.6.	A.7.	A.8.a.	A.8.b.	A.9.	A.11.	A.12.	Total
	Adjusted NIS (thousands)										
Investment and loans	-	-	-	(38,560)	-	-	-	-	-	-	(38,560)
Fixed assets, net	-	-	-	-	-	-	-	-	(10,457)	4,094	(6,363)
Other assets, Net	9,060	20,068	-	-	-	-	-	(7,490)	-	-	21,638
Total assets	9,060	20,068	-	(38,560)	-	-	-	(7,490)	(10,457)	4,094	(23,285)
Non-current deferred income tax liability, net	19,796	20,557	-	-	-	-	-	-	230	1,473	42,056
Minority interest	(4,829)	-	-	-	-	-	-	-	-	-	(4,829)
Capital reserve	-	-	(584)	-	3,298	-	-	-	-	-	2,714
Foreign currency translation adjustments	326	-	-	-	-	(9,449)	(486)	93	(569)	-	(10,085)
Investment in parent company's shares	-	-	-	(38,560)	-	-	-	-	-	-	(38,560)
Retained earnings	(6,233)	(489)	584	-	(3,298)	9,449	486	(7,583)	(10,118)	2,621	(14,581)
Total shareholders' equity	(5,907)	(489)	-	(38,560)	-	-	-	(7,490)	(10,687)	2,621	(60,512)

* Reclassified.

Note 32 - Material Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont'd)

B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the financial statements (cont'd)

2. Balance sheets (cont'd)

Reconciliation as of December 31, 2000

Item \ Subsection	A.3.b.	A.5.	A.6.	A.7.	A.8.a.	A.8.b.	A.9.	A.10.	A.11.	A.12.	Total
	Adjusted NIS (thousands)										
Investment and loans	-	-	(38,560)	-	-	-	-	-	-	-	(38,560)
Investments in affiliated Companies	-	-	-	-	-	-	-	(962)	-	-	(962)
Fixed assets, net	-	-	-	-	-	-	-	-	9,590	4,094	13,684
Other assets, Net	-	-	-	-	-	-	(1,508)	-	-	-	(1,508)
Total assets	-	-	(38,560)	-	-	-	(1,508)	(962)	9,590	4,094	(27,346)
Non-current deferred income tax liability, net	4,199	-	-	-	-	-	119	-	1,382	1,473	7,173
Capital reserve	-	(1,285)	-	3,298	-	-		-	-	-	2,013
Foreign currency translation adjustments	607	-	-	-	(9,449)	(589)	179	-	(895)	-	(10,147)
Investment in parent company's shares	-	-	(38,560)	-	-	-	-	-	-	-	(38,560)
Retained earnings	(4,806)	1,285	-	(3,298)	9,449	589	(1,806)	(962)	9,103	2,621	12,175
Total shareholders' equity	(4,199)	-	(38,560)	-	-	-	(1,627)	(962)	8,208	2,621	(34,519)

Subsection:

A.3.b. Deferred taxes in respect of inflation adjustment differences.

A.3.d. Deferred taxes in respect of acquisition of subsidiary company

A.5. Marketable securities.

A.6. Investment in parent Company's shares.

A.7. Issuance of shares by investee in a development stage to third party.

A.8.a. Conditions necessary to be considered as an "autonomous foreign entity".

A.8.b. Translation of profit and loss items.

A.9. Pre-opening Costs.

A.10. Venture capital investments.

A.11. Capitalization of finance costs.

A.12. Transactions between companies under common control - Provision for impairment loss.

Note 32 - Material Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont'd)

B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the financial statements (cont'd)

3. Statement of cash flows

The statements of cash flows are prepared according to Israeli GAAP which differs on certain issues from U.S. GAAP, as follows:

a) Supplemental information required according to U.S. GAAP:

	Year ended December 31,		
	2001	2000	1999
	Adjusted NIS (thousands)		
Interest paid	**31,029**	23,756	13,514
Income tax paid	**4,020**	26,062	881

b) Short-term investments and deposits:
According to Israeli GAAP:

The changes in short-term deposits and investments are presented in net amounts, which are composed of purchases, sales and gain or loss derived from such deposits and investments.

According to U.S. GAAP:

Purchases and sales of short-term deposits and investments should be classified separately, unless such deposits and investments are for periods less than three months.

Following details regarding the investments and proceeds from deposits and investments:

	Year ended December 31,		
	2001	2000	1999
	Adjusted NIS (thousands)		
Investment	**11,577**	81,619	646,489
Sale proceeds*	**106,611**	151,875	613,200

* Including interest.

Note 32 - Material Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont'd)

B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the financial statements (cont'd)

3. Statement of cash flows (cont'd)

c) Effect of exchange rate changes on cash and cash equivalents:

According to Israeli GAAP:

The statement shall report the effect of exchange rate changes on cash balances held in foreign currencies, only in "autonomous foreign entities", in a separate part of the reconciliation of the change in cash and cash equivalents during the period.

According to U.S. GAAP:

The statement shall report the effect of exchange rate changes on all cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period.

	Year ended December 31,		
	2001	2000	1999
	Adjusted NIS (thousands)		
As reported, according to Israeli GAAP	2,917	(1,080)	(795)
Reconciliation as per U.S. GAAP	21,776	(8,768)	(13,698)
	24,693	(9,848)	(14,493)

Note 32 - Material Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont'd)

B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the financial statements (cont'd)

4. Proportionate consolidation

Summarized data regarding the differences between the proportionate consolidation method and the equity method:

	As reported in these financial Statements	Effect of proportionate consolidation	Equity method
	Adjusted NIS (thousands)		
December 31, 2001:			
Balance sheet:			
Current assets	613,782	(22,876)	590,906
Non-current assets	1,675,539	(372,112)	1,303,427
Current liabilities	730,616	(70,859)	659,757
Non-current liabilities	609,983	(324,129)	285,854
Statement of operations:			
Income from sales and services	519,318	(74,345)	444,973
Gross profit	75,865	(27,656)	48,209
Operating income (loss)	4,635	(11,869)	(7,234)
Statement of cash flows:			
Net cash provided by (used in) operating activities	42,763	(12,086)	30,677
Net cash provided by (used in) investing activities	(55,687)	84,587	20,900
Net cash provided by (used in) financing activities	13,957	(70,549)	(56,592)
December 31, 2000:			
Balance sheet:			
Current assets	* 736,289	(12,866)	* 723,423
Non-current assets	1,415,272	(267,315)	1,147,957
Current liabilities	* 699,584	(50,279)	* 649,305
Non-current liabilities	572,843	(229,902)	342,941
Statement of operations:			
Income from sales and services	485,762	(70,768)	414,994
Gross profit	61,854	(28,190)	33,664
Operating income (loss)	3,436	(14,441)	(11,005)
Statement of cash flows:			
Net cash used in operating activities	(77,609)	2,950	(74,659)
Net cash used in investing activities	(221,095)	72,758	(148,337)
Net cash provided by financing activities	145,246	(74,370)	70,876

* Reclassified.

Note 32 - Material Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont'd)

B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the financial statements (cont'd)

5. Additional information according to U.S. GAAP

a. The effect of pro forma data calculated according to SFAS No. 123 :

(i) Under the provisions of SFAS No. 123, option plans and share incentive plan as described in Note 19 are recorded in the statement of operations, based on the fair value of the option at the grant date.

(ii) The Company applies the Black-Scholes model to estimate fair value of the options, utilizing the following assumptions:

1. Dividend yield of zero percent
2. Risk free interest rate of 6%
3. Expected lives of 5 years as of the date of grant for options and shares.
4. Expected volatility of approximately 50% as of the date of grant for options which were granted during 1995 - 1998.
5. Expected volatility of approximately 24% as of the date of grant for shares which were granted during 2001.

For pro forma disclosure, the fair value of the share options, as estimated, is amortized over the period of the benefit.

(iii) If the cost of the benefit in respect of share options issued to employees under this plan had been computed on the basis of the fair value at date of grant in accordance with SFAS No. 123, the Company's net earnings and earnings per share in accordance with U.S. GAAP would have been as follows:

	Year ended December 31,		
	2001	2000	1999
	Adjusted NIS (thousands)		
Pro forma net earnings	27,656	49,056	(1,872)
Pro forma basic and diluted earnings per share	1.66	2.94	(0.11)

Note 32 - Material Differences Between Israeli GAAP and U.S. GAAP and their Effect on the Financial Statements (cont'd)

B. The effect of the material differences between Israeli GAAP and U.S. GAAP on the financial statements (cont'd)

5. Additional information according to U.S. GAAP (cont'd)

b. Valuation allowance of deferred tax assets

The differences between Israeli GAAP and u.s GAAP as described in paragraph A. above, changed the balance of the valuation allowance as follows:

	December 31, 2001	December 31, 2000
	Adjusted NIS (thousands)	
As reported, according to Israeli GAAP	**146,210**	191,478
Reconciliation as per U.S. GAAP	**(6,265)**	(12,709)
	139,945	178,769

c. Pro Forma Information

The following consolidated unaudited pro forma information, as per U.S. GAAP, gives effect to the business combination, described in Note 3.B., as if it had occurred on January 1, 2000.

	Year ended December 31, 2001	2000
	Unaudited	
	Adjusted NIS (thousands)	
Revenues	**525,784**	523,461
Net income	**29,018**	38,914
Net basic and diluted earnings per share (adjusted NIS)	**1.74**	2.33

6. Comprehensive income

"Comprehensive income" Composed of the change, during the current period, in Company's shareholder equity that does not derive from shareholders' investments or from the distribution of earnings to shareholders (including capital reserve from transaction with controlling shareholders).

	Year ended December 31, 2001	2000	1999
	Adjusted NIS (thousands)		
Net income according to U.S. GAAP	**27,700**	49,056	(1,093)
Other comprehensive income (loss), after tax:			
Foreign currency translation adjustments	**15,194**	(9,624)	(4,465)
Unrealized losses from securities	**701**	1,634	(2,919)
Total comprehensive income (loss)	**43,595**	41,066	(8,477)

The following table sets forth information about Elscint's significant subsidiaries:

Name of Company	Abbreviated Name	Country of organization	Elscint's Direct/Indirect Ownership (percentage)	
			Equity	Voting
Subsidiary and jointly controlled companies				
P.E.P. Trust Ltd.	("P.E.P")	Israel	100.0	100.0
Elscint Holdings and Investments N.V.	("E.H.")	Netherlands	100.0	100.0
BEA Hotels N.V.	("BEA")	Netherlands	100.0	100.0
BEA Hotels Eastern Europe.	("BHEF")	Netherlands	100.0	100.0
Taravilla Ltd.	("Taravilla")	Jersey	45.0	50.0
Alora Ltd.	("Alora")	Jersey	45.0	50.0
Andrassy 25 Kft	("Andrassy")	Hungary	50.0	50.0
Africana Holding B.V.	("Africana")	Netherlands	33.3	33.3
Park Plaza Hotel Sandton (Pty) Ltd.	("Sandton")	South Africa	33.3 *	33.3
Euston Road Properties Ltd.	("ERP")	Jersey	35.0	35.0
Euston Road Hotel Ltd.	("ERH")	Jersey	35.0	35.0
Euston Road Hotel Operator Ltd.	("ERO")	United Kingdom	35.0	35.0
Victory Enterprises II B.V.	("VE II")	Netherlands	100.0	100.0
Victory Enterprises III B.V.	("VE III")	Netherlands	50.0	50.0
Victoria Hotel C.V. - Limited Partnership	("VHCV")	Netherlands	50.0	50.0
Victoria Hotel & Restaurant Investments B.V.	("VHRI")	Netherlands	50.0	50.0
Victoria Hotel & Restaurant Management Services BV	("VHRM")	Netherlands	50.0	50.0
Grandis Netherlands Holding B.V.	("Grandis")	Netherlands	45.0	50.0
Albert Hotel Holdings Ltd.	("Albert Holdings")	Jersey	45.0	50.0
Albert Hotel Ltd.	("Albert Hotel")	Jersey	45.0	50.0
Astrid Hotel Holding B.V.	("AH")	Netherlands	100.0	100.0
Astridplaza N.V.	("AP")	Belgium	100.0	100.0
Astrid Park Plaza N.V.	("APP")	Belgium	100.0	100.0
Utrecht Victoria Hotel B.V.	("UVH")	Netherlands	50.0	50.0
Domino International Hotels S.R.L.	("Domino")	Romania	100.0	100.0
SC Bucuresti Turism S.A.	("Bucuresti")	Romania	66.18 *	66.18 *
S.L.S. Sails Ltd. (formerly S.L.S. trust Ltd.)	("SLS")	Israel	100.0	100.0
Elscint Biomedical Ltd.	("EBM")	Israel	100.0	100.0
Elscint, Inc.	("Elscint Inc")	United States	100.0	100.0
Elscint France SA	("Elscint France")	France	100.0	100.0
Elscint Belgium NV	("Elscint Belgium")	Belgium	100.0	100.0
Elscint (Asia Pacific) Ltd.	("Elscint Asia")	Hong Kong	100.0	100.0
Products Medico - Hospitalares Elscint Ltd.	("Elscint Brazil")	Brazil	100.0	100.0
Elscint De Mexico S. De R.L. De C.V.	("Elscint Mexico")	Mexico	100.0	100.0

* Effective shareholding or voting rights.

MAZARS

MAZARS PAARDEKOOPER HOFFMAN

REPORT OF INDEPENDENT AUDITORS TO THE SHAREHOLDERS OF ELSCINT HOLDINGS & INVESTMENTS N.V.

We have audited the accompanying consolidated statement of reconciliation of Elscint Holdings & Investments N.V., Amsterdam, The Netherlands, for the year 2001. This statement is the responsibility of the company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with International and U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit in order to obtain reasonable assurance that the statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosure in the statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management of the company, as well as evaluating the overall presentation of the statements. We believe our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the above-mentioned accompanying statements present fairly, in conformity with International Accounting Standards and U.S. Generally Accepted Accounting Principles, in all material respects, the shareholders equity of the company as at 31 December 2001 and the result after taxation of the company for the year then ended.

We hereby consent to the inclusion of our opinion in the 20-F report of Elscint Ltd. and of Elbit Medical Imaging Ltd. which is due to be filed through June 2002.

Amsterdam, 13 June 2002

MAZARS PAARDEKOOPER HOFFMAN

Drs. J.D.G. Nosch RA

Queens Towers - Wilhelminatoren - Delflandlaan 1 - Postbus 7266 - 1007 JG Amsterdam
Tel: 020 20 60 500 - Fax: 020 64 48 051 - amsterdam@mazars.nl

Accountants - Belastingadviseurs - Juridisch adviseurs - Organisatie-adviseurs
Mazars Paardekooper Hoffman is een maatschap mede bestaande uit praktijkvennootschappen

independent member of [illegible]

Deloitte & Touche
Romania S.R.L.
Splaiul Unirii nr. 16, Et. 7, Sect. 4
Bucharest, ROMANIA

Tel. +40 (1) 330 57 75
Fax
E-mail Romania@Deloitte.com
Reg. Com. J40/6775/95
Cod fiscal: R7756924

Deloitte & Touche

To the shareholders
Bea Hotels Eastern Europe
Amsterdam, The Netherlands

Independent Auditor's Report

We have audited the accompanying balance sheet of Bea Hotels Eastern Europe (the Company) as at December 31, 2001, and the related statement of operations, cash flow and changes in equity for the year then ended. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001and the results of its operations, its cash flow and changes in equity for the year then ended in conformity with International accounting standards.

Without further qualifying our opinion we draw attention to the following:

- As described in Note 2 to the financial statements, the Company incurred a net loss of KROL 15,058,306 during the year ended December 31, 2001. Its shareholder, B.E.A. Hotels N.V. has indicated that it will provide continuing financial support to the Company to meet all its obligations and liabilities as and when the need arises. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
- As described in the Note 9 to the financial statements, the Company's subsidiary (Domino) has been sued in Romania for several proceedings. Elscint (the ultimate Parent Company), on the basis of legal advice, does not anticipate a negative outcome of those litigations as described in paragraph 2 of the Note 9.

Deloitte
Touche
Tohmatsu

- As described in the Note 9 to the financial statements: paragraph 3 describes the criminal investigations conducted against the individuals who were involved in the privatization process of Bucuresti Turism and paragraph 4 describes the validity of the privatisation of Bucuresti Turism that is challenged in the court by PAS (Employees association), in which case it is possible that the whole privatisation process could be affected.
  As a result, the shares of Bucuresti Turism have been placed under court order prohibiting the sale or any other transaction in these shares, although Domino has at no stage been accused of any criminal activities, nor has it at any time been the subject of the criminal investigations

Final outcome of the investigation may result in cancellation of the privatization of the company and in such event the integrity of Domino's ownership of the shares in Bucuresti Turism would be jeopardized. However, on the basis of legal advice obtained from the legal counselors, Elscint Ltd. does not anticipate that any materially adverse consequences or negative outcome will result for Domino or its subsidiary S.C. Bucuresti S.A. Turism out of these investigations.

Deloitte & Touche

Bucharest, Romania
March 19, 2002

Deloitte & Touche
Romania S.R.L.
Splaiul Unirii nr. 16, Et. 7, Sect. 4
751012 Bucharest, ROMANIA

Tel.: +40 (1) 330 57 75
Fax: +40 (1) 330 57 60
E-mail: Romania@DeloitteCE.com
Reg. Com.: J40/6775/95
Cod fiscal: R7756924

Deloitte & Touche

To the shareholders
S.C. Domino International Hotels S.R.L.
Bucharest, Romania

Independent Auditor's Report

We have audited the balance sheets of S.C. Domino International Hotels S.R.L. (Domino) as at December 31, 2001 and December 31, 2000, the related statements of operations and changes in equity for the years then ended and the related cash flow statement for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our audit.

Except as discussed in the following paragraphs, we conducted our audit in accordance with U.S. generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

1. The Company has not prepared financial statements in accordance with international accounting standards for the year ended December 31, 1999. Therefore, comparative figures in respect of cash flow statement for the year ended December 31, 2000 has not been presented.

In our opinion, except for the omission of the comparative cash flow statement for 2000, as described in the paragraph 1 above, the financial statements present fairly, in all material respects, the financial position of S.C. Domino International Hotels S.R.L. as of December 31, 2001 and December 31, 2000, the results of its operations and changes in shareholders' equity for the years then ended and its cash flow for the year ended December 31, 2001, in conformity with International Accounting Standards.

Without qualifying our report we draw attention to the Note 17 to the financial statements: in paragraph 3 there are described the criminal investigations conducted against the individuals who were involved in the privatization process of Bucuresti Turism and in paragraph 4 the validity of the privatisation of Bucuresti Turism is challenged in the court by PAS (Employees association), in which case it is possible that the whole privatisation process could be affected. As a result, the shares of Bucuresti Turism have been placed under court order prohibiting the sale or any other transaction in these shares, although Domino has at no stage been accused of any criminal activities, nor has it at any time been the subject of the criminal investigations.

Final outcome of the investigation may result in cancellation of the privatization of the company and in such event the integrity of Domino's ownership of the shares in Bucuresti Turism would be jeopardized. However, on the basis of legal advice obtained from the legal counselors, Elscint Ltd. does not anticipate that any materially adverse consequences or negative outcome will result for Domino or its subsidiary S.C. Bucuresti S.A. Turism out of these investigations.

Deloitte & Touche

Bucharest, Romania
March 19, 2002

Deloitte & Touche
Romania S.R.L.
Splaiul Unirii nr. 16, Et. 7, Sect 4
751012 Bucharest, ROMANIA

Tel.: +40 (1) 330 57 75
Fax: +40 (1) 330 57 60
E-mail: Romania@DeloitteCE.com
Reg. Com.: J40/6775/95
Cod fiscal: R7756924

Deloitte & Touche

To the shareholders
S.C. Bucuresti Turism S.A.
Bucharest, Romania

Independent Auditor's Report

We have audited the balance sheet of S.C. Bucuresti Turism S.A. as at December 31, 2001 and the related statements of operations, cash flow and changes in equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our audit.

Except as discussed in the following paragraphs, we conducted our audit in accordance with U.S. generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

1. The Company has not prepared financial statements in accordance with International Accounting Standards ("IAS") for the year ended December 31, 2000. Therefore, comparative figures in respect of statements of operations, cash flow and changes in shareholders' equity for the period then ended have not been presented.

In our opinion, except for the omission of the comparative information, as described in the paragraph 1 above, the financial statements present fairly, in all material respects, the financial position of S.C. Bucuresti S.A. Turism as of December 31, 2001, and the results of its operations, its cash flow and changes in shareholders' equity for the year then ended, in conformity with International Accounting Standards.

Without qualifying our opinion we draw attention to Note 18 and 19 to the financial statements. As described in the Note 18 the Company has appealed against the claim raised by Luxor Group S.R.L., as the ultimate outcome of this matter cannot presently be determined, and no provision for any liability that may result has been made in the financial statements.

As described in Note 19, the Company has been sued in Romania for an amount of US $ 2.5 million and a pledge over the investment of Domino in Bucuresti Turism S.A. has been accepted and legally confirmed by the Court. As a response the Company appealed in the Court for the cancellation of the Residential Ordinance. As the ultimate outcome of this legal request is to be finalised in 2002 and as the company's management is confident that the above litigation has no basis in law no provision has been recorded as at December 31, 2001.

Deloitte & Touche

Bucharest, Romania
March 19, 20

Reviseurs d'Entreprises
Brussels Airport Business Park
Berkenlaan 8b
B-1831 Diegem
Belgium

Tél: +32 2 800 20 00
Fax: +32 2 800 20 07
http://www.deloitte.be

Deloitte & Touche

REPORT OF THE INDEPENDENT AUDITOR TO THE SHAREHOLDERS OF

ASTRIDPLAZA N.V.

Astridplein 1-7

2018 Antwerpen - Belgium

Date : 19 March 2002

We have audited the accompanying balance sheets of ASTRIDPLAZA N.V. ("the Company") as of 31 December 2001, and 2000 and the statements of income, the statements of changes in shareholders' equity and the statements of cash flows of the company for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with international and U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made the Board of Directors and management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the above mentioned financial statements, which show a balance sheet total of BEF 2.087.794(000) and a loss of BEF 81.710(000), present fairly, in conformity with international accounting standards, in all material respects, the Company's financial position as of December 31, 2001 and 2000 and the results of operations, changes in shareholders' equity and cash flows of the Company for each of the three years in the period ended December 31, 2001.

DELOITTE & TOUCHE
Certified Public Accountants
represented by André GEEROMS


Deloitte
Touche
Tohmatsu

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Bedrijfsrevisoren
Generaal Lemanstraat 67
B-2018 Antwerpen
tel. +32 (0)3 259 30 11
fax +32 (0)3 259 30 99

March 11, 2002

To the Shareholders of Elscint NV

REPORT OF INDEPENDENT ACCOUNTANTS

We have audited the accompanying balance sheets of Elscint NV as of December 31, 2001 and the statements of operations, shareholders' equity and comprehensive income and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of the Company at December 31, 2001 and the results of its operations, shareholders' equity and comprehensive income and its cash flows for the years ended December 31, 2001, in conformity with generally accepted accounting principles in the United States of America, except for the unrecorded deferred tax liability, estimated at some BEF 17.6 Million, at December 31, 2001.

Yours sincerely,

PricewaterhouseCoopers & Partners

A J Mackay
Partner

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

REPORT OF INDEPENDENT ACCOUNTANTS
TO THE SHAREHOLDERS OF ELSCINT (ASIA-PACIFIC) LIMITED
FOR THE YEAR ENDED 31 DECEMBER 2001

We have audited the accompanying balance sheets and contingent liabilities information of Elscint (Asia-Pacific) Limited expressed in United States Dollars as of 31 December 2001 and 2000, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the forms are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of Elscint (Asia Pacific) Limited as of 31 December 2001 and 2000, and the contingent liabilities information and the results of its operations and its cash flows for the years then ended in accordance with International Accounting Standards.

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 16 January 2002


Tuffias Sandberg

Chartered Accountants (SA)
Registered Accountants & Auditors

4, Fifth Avenue, Edenburg, Sandton
P.O. Box 2506, Rivonia, 2128
Telephone (011) 807-0504
Telefax (011) 807-0744
International Code +2711
E.Mail: tuffsan@fast.co.za

Our ref

Your ref

Date

For attention

INDEPENDENT AUDITORS REPORT TO THE SHAREHOLDERS OF

ELSCINT (PROPRIETARY) LIMITED

We have audited the accompanying balance sheets of Elscint (Proprietary) Limited (the "Company") as of December 31, 2001, 2000 and 1999 and the statements of operations and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of the company as of December 31, 2001, 2000 and 1999 and the results of its operations, shareholders' equity, comprehensive income and cash flows for the years ended December 31, 2001, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America.

Johannesburg
25 January 2002

a member of



BR International



REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS OF PRODUTOS MÉDICO-HOSPITALARES ELSCINT LTDA.

WE HAVE AUDITED THE ACCOMPANYING BALANCE SHEETS OF PRODUTOS MÉDICO-HOSPITALARES ELSCINT LTDA. (THE "COMPANY") AS OF DECEMBER 31, 2001 AND 2000 AND THE STATEMENTS OF OPERATIONS, SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME AND CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON OUR AUDIT.

WE CONDUCTED OUR AUDIT IN ACCORDANCE WITH AUDITING STANDARDS GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA. THOSE STANDARDS REQUIRE THAT WE PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY THE MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. WE BELIEVE THAT OUR AUDITS PROVIDE A REASONABLE BASIS FOR OUR OPINION.

IN OUR OPINION, THE FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF THE COMPANY AT DECEMBER 31, 2001 AND 2000 AND THE RESULTS OF ITS OPERATIONS, SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME AND ITS CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999, IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA.

CERTIFIED PUBLIC ACCOUNTANTS

EDUARDO BIANCHESSI
BRISK AUDITORES S/C
FEBRUARY 18, 2002

Rua do Rocio 423 Sala 1014
São Paulo SP 04552-000
11 3045 0533



KPMG Audit

Immeuble KPMG
1, cours Valmy
92923 Paris La Défense Cedex
France

Téléphone : + 33 (0)1 55 68 68 68
Télécopie : + 33 (0)1 55 68 73 00

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS OF ELSCINT FRANCE S.A.

We have audited the accompanying balance sheet of Elscint France S.A. (the "Company")] as of December 31, 2001 and the statement of operations for the year ended December 31, 2001. These financial statements prepared for the purposes of consolidation are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly for the purposes of consolidation, in all material respects, the financial position of the Company at December 31, 2001 and the results of its operations for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

KPMG Audit

March 13, 2001



JOSEPH MOSHKOVSKY
707 Third Avenue, 4th Floor, New York, NY 10017-2803

CERTIFIED PUBLIC ACCOUNTANT
ISRAEL & U.S.A.

E-Mail: joseph@moshkovsky.com
http://www.moshkovsky.com

Telephone: 212-838-4646
Facsimile: 212-838-8155

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Elscint, Inc.
New York, NY

I have audited the accompanying consolidated balance sheet of Elscint, Inc. as of December 31, 2001, and the related consolidated statements of operations, changes in shareholder's equity and cash flows for year then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

Except as discussed in the following paragraph, I conducted my audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

I was unable to assess the collectibility of a $53 million loan receivable from an affiliate BEA Hotels NV. I am also unable to assess the collectibility of $7.6 million due from the Parent, Elscint, Limited.

In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Elscint, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America., except for the following:

The Company has a 50% investment in Elscint (Asia-Pacific) Ltd. for which it did not record 50% of the loss of Elscint (Asia-Pacific) for the period.

The financial statements as of and for the year ended December 31, 2000 were previously audited, by PriceWaterhouseCoopers LLP in accordance with generally accepted auditing standards in the United States, the consolidated balance sheet as of December 31, 2000, and the related consolidated statement of operations and comprehensive income, and of cash flows for the year then ended and in their report dated March 27, 2001, they expressed an unqualified opinion on those consolidated financial statements.



January 30, 2002

Brightman Almagor
1 Azrieli Center
Tel Aviv 67021
P.O.B. 16593, Tel Aviv 61164
Israel

Tel: +972 (3) 608 5555
Fax: +972 (3) 609 4022
info@deloitte.co.il
www.deloitte.co.il


Deloitte
& Touche

Brightman Almagor

Report of Independent Auditors to the Shareholders of Elscint Bio-Medical Ltd.

We have audited the accompanying balance sheets of **Elscint Bio-Medical Ltd.** ("the Company") as of December 31, 2001 and 2000 and the consolidated balance sheets as of this date and the statements of income, changes in equity and cash flows – of the company and consolidated- for the year ended December 31, 2001 and for the eight months period ended December 31, 2000. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain consolidated subsidiaries, whose assets constitute 98% and 13% of the total consolidated assets, as of December 31, 2001 and 2000 respectively. The financial statements of those subsidiaries were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to the amounts included with respect to those subsidiaries, is based solely on the reports of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards in the United States and in Israel ,including those prescribed by the Auditors Regulation (Auditors Mode of Performance),1973. Those standards require that we plan and perform the audit in order to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining ,on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the abovementioned financial statements present fairly, in all material respects, the financial position – of the company and consolidated- as of December 31, 2001 and 2000 and the results of operations, changes in equity and cash flows for the year ended December 31, 2001 and for the eight months period ended December 31, 2000, in conformity with accounting principles generally accepted in Israel. These principles don't differ in any material respect from the accounting principles generally accepted in the United States.

As explained in Note 2, the financial statements have been prepared on the basis of the historical cost adjusted to the changes in the general purchasing power of the Israeli currency.

This financial statements are solely for the purpose of their consolidation in the financial statements of Elscint Ltd.

Brightman Almagor & Co.
Certified Public Accountants (Israel)
Tel Aviv March 25, 2002

VICTORIA PARK PLAZA OPERATOR LIMITED

Independent auditors' report for the year ended 31 December 2001

To the shareholders of Victoria Park Plaza Operator Limited

We have audited the accompanying balance sheets of Victoria Park Plaza Operator Limited ("the Company") as of 31 December 2001 and 2000 and the related statements of income and the statements of changes in shareholders' equity for each of the two years in the period ended 31 December 2001. The financial statements, which have been prepared in accordance with International Accounting Standards, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing and US generally accepted auditing standards. Those standards require that we plan and perform the audit in order to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements do not contain a statement of cash flows as required by International Accounting Standard No. 7. In our opinion, information about the company's cash flows is necessary for a proper understanding of the company's state of affairs and result.

Except for absence of the information about the company's cash flows, as mentioned above, in our opinion the financial statements present fairly in all material respects the financial position of the Company as of 31 December 2001 and 2000 and the results of its operations and the changes in shareholders equity for each of the two years in the period ended 31 December 2001 in accordance with International Accounting Standards.

BDO International

BDO INTERNATIONAL
Chartered Accountants and Registered Auditors
London

Date: 22 March 2002

ALORA LIMITED

Independent auditors' report for the year ended 31 December 2001

To the Shareholders of Alora Limited

We have audited the accompanying balance sheets of Alora Hotel Limited ("the Company") as of 31 December 2001 and 2000 and the related statements of income and the statements of changes in shareholders' equity for each of the two years in the period ended 31 December 2001. The financial statements, which have been prepared in accordance with International Accounting Standards, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing and US generally accepted auditing standards. Those standards require that we plan and perform the audit in order to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements do not contain a statement of cash flows as required by International Accounting Standard No. 7. In our opinion, information about the company's cash flows is necessary for a proper understanding of the company's state of affairs and result.

Except for absence of the information about the company's cash flows, as mentioned above, in our opinion the financial statements present fairly in all material respects the financial position of the Company as of 31 December 2001 and 2000 and the results of its operations and the changes in shareholders equity for each of the two years in the period ended 31 December 2001 in accordance with International Accounting Standards.

BDO International

BDO INTERNATIONAL
Chartered Accountants and Registered Auditors
London

Date: 22 March 2002

EUSTON ROAD HOTEL OPERATOR LIMITED

Independent auditors' report for the year ended 31 December 2001

To the shareholders of Euston Road Hotel Operator Limited

We have audited the accompanying balance sheets of Euston Road Hotel Operator Limited ("the Company") as of 31 December 2001 and 2000 and the related statements of income and the statements of changes in shareholders' equity for each of the two years in the period ended 31 December 2001. The financial statements, which have been prepared in accordance with International Accounting Standards, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing and US generally accepted auditing standards. Those standards require that we plan and perform the audit in order to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements do not contain a statement of cash flows as required by International Accounting Standard No. 7. In our opinion, information about the company's cash flows is necessary for a proper understanding of the company's state of affairs and result.

Except for absence of the information about the company's cash flows, as mentioned above, in our opinion the financial statements present fairly in all material respects the financial position of the Company as of 31 December 2001 and 2000 and the results of its operations and the changes in shareholders equity for each of the two years in the period ended 31 December 2001 in accordance with International Accounting Standards.

BDO International

BDO INTERNATIONAL
Chartered Accountants and Registered Auditors
London

Date: 22 March 2002

EUSTON ROAD HOTEL LIMITED

Independent auditors' report for the year ended 31 December 2001

To the Shareholders of Euston Road Hotel Limited

We have audited the accompanying balance sheets of Euston Road Hotel Limited ("the Company") as of 31 December 2001 and 2000 and the related statements of income and the statements of changes in shareholders' equity for each of the two years in the period ended 31 December 2001. The financial statements, which have been prepared in accordance with International Accounting Standards, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing and US generally accepted auditing standards. Those standards require that we plan and perform the audit in order to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements do not contain a statement of cash flows as required by International Accounting Standard No. 7. In our opinion, information about the company's cash flows is necessary for a proper understanding of the company's state of affairs and result.

Except for absence of the information about the company's cash flows, as mentioned above, in our opinion the financial statements present fairly in all material respects the financial position of the Company as of 31 December 2001 and 2000 and the results of its operations and the changes in shareholders equity for each of the two years in the period ended 31 December 2001 in accordance with International Accounting Standards.

BDO International

BDO INTERNATIONAL
Chartered Accountants and Registered Auditors
London

Date: 22 March 2002

SHERLOCK HOLMES PARK PLAZA LIMITED

Independent auditors' report for the year ended 31 December 2001

To the shareholders of Sherlock Holmes Park Plaza Limited

We have audited the accompanying balance sheets of Sherlock Holmes Park Plaza Limited ("the Company") as of 31 December 2001 and 2000 and the related statements of income and the statements of changes in shareholders' equity for each of the two years in the period ended 31 December 2001. The financial statements, which have been prepared in accordance with International Accounting Standards, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing and US generally accepted auditing standards. Those standards require that we plan and perform the audit in order to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements do not contain a statement of cash flows as required by International Accounting Standard No. 7. In our opinion, information about the company's cash flows is necessary for a proper understanding of the company's state of affairs and result.

Except for absence of the information about the company's cash flows, as mentioned above, in our opinion the financial statements present fairly in all material respects the financial position of the Company as of 31 December 2001 and 2000 and the results of its operations and the changes in shareholders equity for each of the two years in the period ended 31 December 2001 in accordance with International Accounting Standards.

BDO International

BDO INTERNATIONAL
Chartered Accountants and Registered Auditors
London

Date: 22 March 2002

ALBERT HOTEL LIMITED

Independent auditors' report for the year ended 31 December 2001

To the Shareholders of Albert Hotel Limited

We have audited the accompanying balance sheets of Albert Hotel Limited ("the Company") as of 31 December 2001 and 2000 and the statements of changes in shareholders' equity for each of the two years in the period ended 31 December 2001. The financial statements, which have been prepared in accordance with International Accounting Standards, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing and US generally accepted auditing standards. Those standards require that we plan and perform the audit in order to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements do not contain a statement of cash flows as required by International Accounting Standard No. 7. In our opinion, information about the company's cash flows is necessary for a proper understanding of the company's state of affairs and result.

Except for absence of the information about the company's cash flows, as mentioned above, in our opinion the financial statements present fairly in all material respects the financial position of the Company as of 31 December 2001 and 2000 and the changes in shareholders equity for each of the two years in the period ended 31 December 2001 in accordance with International Accounting Standards.

BDO International

BDO INTERNATIONAL
Chartered Accountants and Registered Auditors
London

Date: 22nd March 2002

To the shareholders of Grandis Netherlands Holding BV

We have audited the accompanying balance sheets of Grandis Netherlands Holding BV ("the Company") as of 31 December 2001 and 2000 and the related statements of income and the statements of changes in shareholders' equity for each of the two years in the period ended 31 December 2001. The financial statements, which have been prepared in accordance with International Accounting Standards, are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing and US generally accepted auditing standards. Those standards require that we plan and perform the audit in order to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The financial statements do not contain a statement of cash flows as required by International Accounting Standard No. 7. In our opinion, information about the company's cash flows is necessary for a proper understanding of the company's state of affairs and result.

Except for absence of the information about the company's cash flows, as mentioned above, in our opinion the financial statements present fairly in all material respects the financial position of the Company as of 31 December 2001 and 2000 and the results of its operations and the changes in shareholders equity for each of the two years in the period ended 31 December 2001 in accordance with International Accounting Standards.

BDO International

BDO INTERNATIONAL
Chartered Accountants and Registered Auditors

London

Date: 22 March 2002

Yoram Heillbrun
Micha Yehezkel
Brightman Almagor
Certified Public Accountants
1, Azrieli Center,
Tel –Aviv
Israel

Yair Shilhav

Somekh Chaikin
Certified Public Accountants
P.O. Box 609
Tel –Aviv 61006
Israel

Date: **22 March 2002**

Gentlemen,

In connection with the audit of the financial statements of Euston Road Hotel Operator Limited, Euston Road Hotel Limited, Alora Limited, Victoria Park Plaza Operator Limited, Albert Hotel Limited, Sherlock Holmes Park Plaza Limited and Grandis Netherlands Holding BV (the **"UK Park Plaza Hotels"**) as at December 31, 2001 and for the year then ended December 31, 2001, we hereby report to you as follows:

1. We are aware that the information included in the annual financial statements of the company/companies that we have examined and to which we attach our audit report, dated 22 March 2002, will be included in the consolidated financial statements of Elscint Ltd., of Elbit Medical Imaging Ltd. and of Europe Israel (M.M.S.) Ltd./ Red Sea Hotels Ltd. respectively ("the holding companies") and in your audit report to the annual financial statements of the holding companies, as far as it relates to the company/companies, you have relied solely on our audit of the Company's/companies' financial statements.

2, We are independent with respect to the **"UK Park Plaza Hotels"** and to each of all entities in the Europe Israel (M.M.S.) / Red Sea Hotels Ltd. group, under the International Statement on Ethics No. 3 of the International Federation of Accountants (IFAC), under the rules of the American Institute of Certified Public Accountants and under the Securities and Exchange Commission ("U.S. SEC").



3. We are aware of the international generally accepted procedures for the audit of annual financial statements and of the U.S. GAAS procedures for audit. The audit of **"UK Park Plaza Hotels"** was carried out by us in accordance with these procedures, and accordingly, we carried out such audit procedures which we considered necessary in the circumstances

4. We are familiar with generally accepted accounting principles promulgated by the International Accounting Standards (IAS) and the financial statements of the company/companies have been prepared in accordance with such principles except for the omission of a cash flow statement. In the case of the **UK Park Plaza Hotels** these Accounting Standards differ in certain respects from U.S. Generally Accounting Accepted Principles ("U.S. GAAP") Major differences noted by us in relation to the **UK Park Plaza Hotels** are summarised below, but as we were not engaged to audit the differences between IAS and US GAAP, we cannot give assurance as to the completeness of the differences noted below :
   - the capitalisation of foreign exchange differences (and certain non-construction costs)
   - the disclosure of long term cash assets
   - the disclosure of creditors as long term liabilities
   - the capitalisation of hotel-owning leases
   - the amortisation of goodwill over a period in excess of 40 years
   - no statement of comprehensive income.

   The financial statements of the companies do not necessarily include all the disclosures required under US GAAP.

5. We are not aware of inter-company transactions or other information which was not disclosed in the financial statements, which was submitted to the holding companies, and which must be considered in connection with the audit of the consolidated financial statements of the holding companies.
   [a list of companies in the Control Centers Group [illegible] ***and special Israeli accounting principles and auditing procedures regarding "related parties" will be sent to you as soon as possible.]***

   We have reported the aforesaid, notwithstanding that our audit was not intended to attain such information.

6. The details in the questionnaire to subsidiaries and affiliated companies and the details in the financial statements of "**UK Park Plaza Hotels**", include, to our best knowledge, all the information needed by you for the consolidated holding companies' financial statements.

7. The financial statements of the Company/companies were approved by the official authority/authorities of the Company/companies.

8. We are familiar with Regulation S-X and other published accounting rules and regulations of the U.S. SEC: the financial statements of the company/companies have not been prepared in accordance with these formats, and do not contain the necessary disclosure required by such rules and regulations. In particular financial information is only given for two years of operations.

Yours faithfully,

Chartered Accountants
Registered Auditors

Date: 22 March 2002

2, UScomfort.DOC

Elscint Limited

Corporate Directory

Board of Directors

Abraham (Rami) Goren, Executive Chairman of the Board of Directors
Rachel Lavine, President
Shimon Yitzchaki, President of Elbit Medical Imaging Ltd.
Ephraim Brand, President and Chief Executive Officer of SofTov Ltd.
Joel Schwartz, Attorney
Shalom Singer, Executive Vice President of the board of directors of Elbit Medical Imaging Ltd. and Chief Executive Officer of Singer Barnea & Co., Ltd.
Moshe Leon, CPA, Chairman of the Provident Fund Investment Committee of Bank Tefahot.
Benny Gal, Director of Gal-BSD Advertising Ltd.
Shlomo Ben Eliyahu, independent legal and financial consultant

Corporate Officers

Abraham (Rami) Goren, Executive Chairman of the Board of Directors
Rachel Lavine, President
Marc Lavine, Secretary and General Counsel
Uri Levin, Chief Financial Officer

(as of August 2002)

Registered Office

13 Mozes Street
Tel Aviv 67442, Israel
Tel: (011-972-3) 608-6020
Fax: (011-972-3) 696-2022

Transfer Agent and Registrar

American Stock Transfer and Trust Co.
59 Maiden Lane
New York, NY 10038
Tel: (212) 936-5100
Fax: (718) 921-8331

Investor Contacts

Anne McBride Company, Inc.
630 Third Avenue
New York, NY 10017
Tel: (212) 983-1702
Fax: (212) 983-1736

Auditors

Somekh Chaikin
Member of KPMG International
Certified Public Accountants